UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 25, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

25 August 2015
Results for announcement to the market
Name of Companies: BHP Billiton Limited (ABN 49 004 028 077) and BHP Billiton Plc (Registration No. 3196209)
Report for the year ended 30 June 2015
This statement includes the consolidated results of the BHP Billiton Group, comprising BHP Billiton Limited and BHP Billiton Plc, for the year ended 30 June 2015 compared with the year ended 30 June 2014.
This page and the following 59 pages comprise the year end information given to the ASX under Listing Rule 4.3A and released to the market under UK Listing Rule 9.7A. The 2015 BHP Billiton Group annual financial report will be released in September.
The results are prepared in accordance with IFRS and are presented in US dollars.
US$ Million
Revenue from continuing operations down 21.4% to 44,636
Revenue from discontinued operations down n.c.1 to 7,631
Total revenue down 22.2% to 52,267
Profit after taxation from continuing operations attributable to down 74.5% to 3,483 the members of the BHP Billiton Group
Profit after taxation from discontinued operations attributable down n.c.1 to (1,573)
to the members of the BHP Billiton Group
Profit after taxation attributable to the members down 86.2% to 1,910 of the BHP Billiton Group
1 Not comparable.
Net Tangible Asset Backing:
Net tangible assets per fully paid share were US$12.44 as at 30 June 2015, compared with US$14.95 as at 30 June 2014.
Dividends per share:
Final dividend for current period US 62 cents fully franked
(record date 11 September 2015; payment date
29 September 2015)
Final dividend for previous corresponding period US 62 cents fully franked
This statement was approved by the Board of Directors.
M.K. Taylor
Margaret Taylor
Group Company Secretary
BHP Billiton Limited and BHP Billiton Plc

NEWS RELEASE

bhpbilliton
resourcing the future

Release Time	IMMEDIATE
Date	25 August 2015
Number	17/15

BHP BILLITON RESULTS FOR THE YEAR ENDED 30 JUNE 2015

Information in this report has been presented on a continuing operations basis to exclude the contribution from assets that were demerged with South32, unless otherwise noted. The contribution of the South32 assets to the Group's results are disclosed as discontinued operations within the Group's financial statements.

- **The health and safety of our people is our first priority. After no fatalities in the 2014 financial year, we tragically lost five colleagues this year. It is our ongoing goal to have a workplace free from fatalities and serious injury and we have implemented a company-wide program to improve performance.**
- **Underlying EBITDA[(1)] of US$21.9 billion and an Underlying EBITDA margin[(2)] of 50% for the 2015 financial year demonstrate the quality of our portfolio and its resilience in challenging markets. Underlying EBIT[(1)] declined by 46% to US$11.9 billion.**
- **Our focus on best-in-class performance delivered productivity gains of US$4.1 billion[(3)], two years ahead of target. We expect further cost reductions in the 2016 financial year across all businesses.**
- **Capital and exploration expenditure[(4)] decreased by 24% to US$11.0 billion in the period and is expected to decline to US$8.5 billion in the 2016 financial year and US$7.0 billion in the 2017 financial year.**
- **Improved operating and capital productivity combined with the flexibility of our investment program supported free cash flow[(2)] of US$6.3 billion.**
- **We maintained our solid A credit rating[(5)] and finished the period with net debt[(2)] of US$24.4 billion, a decline of US$1.4 billion.**
- **Our commitment to the progressive dividend is unchanged. Our full-year dividend increased by 2% to 124 US cents per share.**

Year ended 30 June	2015 US$M	2014 US$M	Change %
Statutory			
Profit from operations (EBIT) – continuing operations	8,670	22,649	(61.7%)
Attributable profit	1,910	13,832	(86.2%)
Basic earnings per share (cents)	35.9	260.0	(86.2%)
Dividend per share (cents)	124.0	121.0	2.5%
Net operating cash flow	19,296	25,364	(23.9%)
Continuing operations			
Underlying EBITDA[(1)]	21,852	30,292	(27.9%)
Underlying EBIT[(1)]	11,866	22,098	(46.3%)
Underlying attributable profit[(1)]	6,417	13,263	(51.6%)
Underlying basic earnings per share (cents)[(2)]	120.7	249.3	(51.6%)
Net operating cash flow	17,794	23,640	(24.7%)
Capital and exploration expenditure[(4)]	11,040	14,608	(24.4%)
Total operations			
Attributable profit excluding exceptional items[(2)]	7,109	13,447	(47.1%)

1

News Release
Results for the 2015 financial year
BHP Billiton Chief Executive Officer, Andrew Mackenzie, said: “We are all deeply saddened by the tragic loss of five colleagues over the past year. These fatalities have had a permanent impact on our Company and on the families and friends of those who died. The health and safety of our people must come first and we are making an even greater effort to improve our performance as we strive for a fatality-free workplace. Across BHP Billiton we have held a series of safety interventions to reaffirm our commitment to focus on the things that matter most. “The success of our productivity initiatives generated strong cash flow which supported our dividend commitment, funded continued investment in growth and enabled a reduction in net debt, despite the dramatic fall in commodity prices. And while we recorded a sector-leading EBITDA margin of 50 per cent, we will cut costs further and exercise our growing capital flexibility to improve our competitiveness and support our progressive dividend policy through the cycle.
“In the short term we expect ongoing economic reforms in China to contribute to periods of market volatility. And, while we remain confident in the long-term outlook for commodities demand as emerging economies continue to urbanise and industrialise, we have lowered our forecast of peak Chinese steel demand to between 935 million tonnes and 985 million tonnes in the mid 2020’s. This backdrop will favour low-cost producers with economies of scale.
“Importantly, we do not require the same level of investment to grow as in the past. Improved productivity can further stretch the capacity of our existing operations to increase volumes at very low cost. For example, in Western Australia Iron Ore we can increase the capacity of our system from 254 million tonnes today to 290 million tonnes over time with minimal investment, while making more than US$20 per tonne margin at today’s prices. Beyond this, we continue to reduce development costs within our project portfolio. However, we remain focused on value and will only approve projects when the time is right.”
The health and safety of our people is core to our values
The health and safety of our people is our first priority. After no fatalities in the 2014 financial year, we tragically lost five colleagues this year. It is our ongoing goal to have a workplace free from fatalities and serious injury and we are making an even greater effort to improve our performance. This includes launching a company-wide safety intervention with more than 40,000 of our people having participated in sessions so far.
During the 2015 financial year, BHP Billiton reported a Total Recordable Injury Frequency of 4.1 per million hours worked(6), a two per cent improvement compared with the 2014 financial year.
Delivered strong cash flow, funded the dividend, invested in growth and reduced net debt
BHP Billiton delivered Underlying EBITDA of US$21.9 billion in the 2015 financial year, down 28 per cent, as lower realised prices reduced earnings by US$16.4 billion and more than offset the substantial productivity gains that continue to be achieved across the portfolio. Non-cash charges increased by US$1.3 billion and contributed to a 46 per cent decline in Underlying EBIT to US$11.9 billion.
Despite the significant decline in commodity prices, we generated US$6.3 billion of free cash flow during the period as we further improved both operating and capital productivity and exercised the flexibility in our investment program. In this regard, we invested US$11.0 billion in capital projects and exploration(4) during the year.
We maintained our solid A credit rating, finishing the period with net debt of US$24.4 billion, a decline of US$1.4 billion, and a gearing ratio(2) of 25.7 per cent (2014: 23.2 per cent). We remain committed to our strong balance sheet which allows us to maintain our progressive dividend and invest through the cycle.
In line with our progressive dividend policy, we increased our full-year dividend by two per cent to 124 US cents per share.

BHP Billiton Results for the year ended 30 June 2015

Early delivery of our productivity target provides a strong platform to generate further improvements

BHP Billiton's focus on operational excellence continued to yield significant results in the 2015 financial year. We reduced costs faster than expected in all our major businesses, with unit cash costs down by 31 per cent at Western Australia Iron Ore, 23 per cent at Queensland Coal, eight per cent at Escondida[7] while Black Hawk well costs fell 19 per cent. This contributed to the delivery of US$4.1 billion[3] of productivity gains during the period, two years ahead of our 2017 target, comprising a reduction in controllable cash costs of US$2.7 billion, productivity-led volume efficiencies of US$1.2 billion and a US$142 million reduction in capitalised exploration expenditure.

Following the successful demerger of South32, BHP Billiton is almost exclusively focused on its exceptionally large, long-life petroleum, copper, iron ore, coal and potash assets. With a significantly simpler portfolio, we are even better placed to achieve further productivity improvements in the assets that underpin the value of the Company.

Historical costs and guidance for the 2016 financial year are summarised in the following table:

Year ended 30 June	2012	2013	2014	2015	2016[i] guidance	2016e vs 2015
Black Hawk drilling cost per well (US$ million)	4.7	5.0	4.2	3.4	2.5	(26%)
Escondida unit cost[7] (US$ per pound)	1.47	1.15	1.16	1.07	1.18	10%
Escondida grade-adjusted unit cost[7] (US$ per pound)	1.21	1.16	1.08	1.07	0.91[ii]	(15%)
Western Australia Iron Ore unit cost (US$ per tonne)	30	29	27	19	15	(20%)
Queensland Coal unit cost (US$ per tonne)	148	115	84	65	61	(6%)

(i) 2016 financial year guidance is based on exchange rates of AUD/USD 0.74 and USD/CLP 674.

(ii) Guidance is presented on a grade-equivalent basis relative to the 2015 financial year. Grades are expected to decline by 27 per cent in the 2016 financial year.

Capital productivity, the release of latent capacity and our high-quality growth options will create value

The successful ramp-up of the Jimblebar mining hub and growth in Onshore US liquids volumes increased Underlying EBIT by US$1.8 billion in the 2015 financial year. Improved capital productivity and the flexibility of our investment program, allowed us to reduce capital and exploration expenditure[4] by 24 per cent to US$11.0 billion during the period and is expected to lead to a 23 per cent reduction to US$8.5 billion in the 2016 financial year. We forecast capital and exploration expenditure will further reduce to US$7.0 billion in the 2017 financial year.

Over the short to medium term, the release of latent capacity across the portfolio will deliver production growth at low capital cost.

- Better productivity will be the sole source of volume growth at Western Australia Iron Ore in the 2016 financial year and will contribute to an increase in system capacity to 290 Mtpa over time.
- As we improve the efficiency of our capital, we expect to maintain aggregate Black Hawk and Permian volumes in the 2016 financial year despite cutting shale investment by over 50 per cent. We retain the option to rapidly ramp-up Onshore US production, however we will continue to monitor market conditions to optimise value. In addition, we now see the potential of the Permian field at over 150 kboe/d.
- At Escondida, our three concentrator strategy with the commissioning of the desalination plant, is expected to offset grade decline and support a strong recovery in production post the 2016 financial year.

Our medium and longer-term development options are expected to support our production growth rates over the cycle and generate strong returns on investment.

- In Copper, we recently filed two Environmental Impact Statements in relation to the Spence Growth Option project and continue to progress the Olympic Dam underground expansion option.
- In Petroleum, Mad Dog 2 and Haynesville present excellent development options.
- We continue to make good progress in shaft excavation at the Jansen potash project.

3

News Release
Outlook
Economic outlook
The global economy grew at a modest rate in the 2015 financial year with a mild improvement in developed economies offsetting a moderation in emerging markets. In the short to medium term, we expect moderate growth of the global economy. In the longer term, urbanisation and industrialisation will remain the primary drivers of commodity demand. The transition to consumption-led growth in emerging economies should provide particular support for industrial metals, energy and fertilisers.
In China, a slowdown in the property sector and fixed asset investment led to lower economic growth following policy tightening in the 2014 calendar year. Consumer spending remained resilient reflecting the continued rebalancing of the economy. A number of interest rate reductions, cuts in bank reserve requirements, boosts to infrastructure spending and administrative measures supporting the property market are likely to buttress growth over the remainder of the 2015 calendar year. In line with our expectations, the economy is growing more slowly, though off a higher base, as it matures over the medium term and the government’s reform program promotes domestic consumption over investment. We expect near-term volatility to continue as the authorities press ahead with reform in a cautious but sustained manner as they seek to improve the efficiency of capital allocation in the economy while maintaining support for employment. However, our robust longer-term outlook for China remains intact as the economy transitions.
The United States economy continued to improve despite weakness in the March 2015 quarter caused by severe weather in the North-East and a stronger US dollar. Ongoing strength in the labour market, rising disposable incomes, higher equity markets and improved housing prices supported consumer demand. After a period in which businesses failed to respond to improved economic conditions and higher levels of profitability, corporate investment has begun to show signs of recovery. The Federal Reserve is expected to begin increasing interest rates in the first half of the 2016 financial year.
The European Central Bank began a program of quantitative easing in March 2015, which appears to be driving a modest pick-up in economic growth. Activity has improved across the Eurozone, with the exception of Greece, reflecting a broad-based lift in domestic demand and we expect the improvement in growth to continue in the 2016 financial year.
Japan’s economy saw growth improve in annualised terms as the year progressed, supported by the Bank of Japan’s quantitative easing and a weaker yen. Growth should be supported by stronger business investment into the 2016 financial year. A longer-term, sustainable recovery is contingent on the scale and speed of structural reform.
Commodities outlook
Commodity prices generally trended down in the 2015 financial year, with prices for most of our commodities notably lower going into the new financial year.
Chinese steel production declined by 1.3 per cent in the second half of the 2015 financial year versus the corresponding period in 2014, triggered largely by a slowing construction sector. New construction starts were lower this year due to considerable levels of existing stock. Although China’s steel exports are at an all-time high, we expect subdued crude steel production growth over the remainder of the 2015 calendar year with some upside potential should the construction sector recover. However with steel stock per capita still well below that of developed nations, we expect moderate but sustainable growth in Chinese steel production over the next decade. An extended view on the life cycle of steel usage has resulted in a lower but longer plateau for crude steel production, peaking between 935 Mt and 985 Mt in the middle of the next decade. The implications for pig iron demand, and therefore iron ore and metallurgical coal, are mitigated in the medium term by lower scrap availability as the scrap cycle in China will take longer to develop. Outside China, steel production growth is improving steadily driven by India, the Middle East and South-East Asia.

BHP Billiton Results for the year ended 30 June 2015

The supply of most steelmaking raw materials has grown faster than demand. In iron ore, we estimate that approximately 100 Mt of incremental lower cost seaborne supply will enter the market in the 2015 calendar year, outweighing demand growth. In this context, higher cost Chinese domestic production, along with high-cost seaborne exports, continues to exit the market. Private mines in China have seen their operating rates fall from approximately 90 per cent in the 2011 calendar year to approximately 35 per cent today. Many producers have also cut their costs. As a result, the iron ore cost curve has both flattened and fallen from previous levels.

In metallurgical coal, while uneconomic high-cost supply has slowly withdrawn from the seaborne market, prices remain subdued as industry-wide cost reductions and weaker producer currencies against the US dollar support continued production from marginal suppliers. Recent quality restrictions have also weakened China's import demand but this was partially offset by growth in traditional markets. The long-term outlook remains robust as the supply of premium hard coking coals becomes scarce.

Depreciating currencies have sustained Indonesian and Australian thermal coal exports, prolonging the weak pricing environment. Despite healthy seaborne demand growth from India, China's import demand has weakened, limiting prospects for price recovery in the near term.

In copper, prices were affected by weaker than expected consumption and the strengthening US dollar. In the near term, new supply under development is expected to keep the market well supplied. However, a deficit is expected to emerge at the end of this decade as grade decline, rising costs and a scarcity of high-quality future development opportunities are likely to constrain the industry's ability to meet attractive demand growth.

Global crude oil demand growth was outpaced by supply growth putting pressure on prices throughout the year. Despite strong demand growth, liquids supply exceeded demand by 2.6 MMboe/d in the second half of the 2015 financial year. We expect prices to remain range bound in the short term due to available supply capacity from the United States and OPEC. The long-term demand outlook remains healthy, underpinned by the transport sector, notably in the Asian region.

US natural gas prices declined during the year as production growth was only partially offset by increased consumption in the power sector. In the longer term, demand is expected to benefit from increasing industrial use, growth in gas-fired power generation and the start of LNG exports. As core acreage is depleted, less productive and higher-cost shale areas will be required to meet growing demand. In the LNG market, weaker North Asian end-user demand and ample supply have kept prices subdued.

Projects

Historical capital and exploration expenditure and guidance for the 2016 and 2017 financial years are summarised in the following table:

Year ended 30 June	2017e US$B	2016e US$B	2015 US$M	2014 US$M
Capital expenditure (purchases of property, plant and equipment)	7.0	8.9	**11,947**	15,224
Add: exploration expenditure	0.8	0.9	**816**	986
Capital and exploration expenditure (cash basis)	7.8	9.8	**12,763**	16,210
Add: equity accounted investments	0.4	0.5	**434**	871
Less: capitalised deferred stripping(i)	(0.7)	(0.8)	**(815)**	(1,275)
Less: non-controlling interests	(0.5)	(1.0)	**(1,342)**	(1,198)
Capital and exploration expenditure (BHP Billiton share) – continuing operations	**7.0**	**8.5**	**11,040**	14,608
Capital and exploration expenditure (BHP Billiton share) – discontinued operations	–	–	**541**	573
Capital and exploration expenditure (BHP Billiton share) – total operations	**7.0**	**8.5**	**11,581**	15,181

(i) Capitalised deferred stripping includes US$142 million attributable to non-controlling interests in the 2015 financial year (2014: US$243 million).

5

News Release

During the 2015 financial year, three major projects achieved first production, namely: Escondida Oxide Leach Area Project, BMA Hay Point Stage Three Expansion and Escondida Organic Growth Project 1. At the end of the period, BHP Billiton had four major projects under development with a combined budget of US$7.0 billion.

Projects completed or which delivered first production during the 2015 financial year

Business	Project and ownership	Capacity (i)	Capital expenditure US$M (i)		Date of initial production	
			Actual (ii)	Budget	Actual	Target
Copper	Escondida Oxide Leach Area Project (Chile) 57.5%	New dynamic leaching pad and mineral handling system. Maintains oxide leaching capacity.	899	933 (iii)	Q4 CY14	H2 CY14 (iii)
	Escondida Organic Growth Project 1 (Chile) 57.5%	New concentrator with 152 ktpd capacity.	4,279	4,199 (iii)	Q2 CY15	H1 CY15
Coal	Hay Point Stage Three Expansion (Australia) 50%	Increases port capacity from 44 Mtpa to 55 Mtpa and reduces storm vulnerability.	1,505	1,505 (iii)(iv)	Q1 CY15	H1 CY15 (iii)
			6,683	**6,637**		

Projects in execution at the end of the 2015 financial year

Business	Project and ownership	Capacity (i)	Capital expenditure US$M (i)	Date of initial production
			Budget	Target
Petroleum	North West Shelf Greater Western Flank-A (Australia) 16.67% (non-operator)	To maintain LNG plant throughput from the North West Shelf operations.	400	CY16
	Bass Strait Longford Gas Conditioning Plant (Australia) 50% (non-operator)	Designed to process approximately 400 MMcf/d of high CO_2 gas.	520	CY16
Copper	Escondida Water Supply (Chile) 57.5%	New desalination facility to ensure continued water supply to Escondida.	3,430	CY17
			4,350	

Other projects in progress at the end of the 2015 financial year

Business	Project and ownership	Scope	Capital expenditure US$M (i)
			Budget
Potash	Jansen Potash (Canada) 100%	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	2,600

(i) Unless noted otherwise, references to capacity are on a 100 per cent basis, references to capital expenditure from subsidiaries are reported on a 100 per cent basis and references to capital expenditure from joint operations are reported on a proportionate consolidation basis.

(ii) Amount subject to finalisation.

(iii) As per revised budget and/or schedule.

(iv) Excludes announced pre-commitment funding.

6

BHP Billiton Results for the year ended 30 June 2015
Income statement
To provide clarity into the underlying performance of our operations, Underlying attributable profit and Underlying EBIT are set out in the following tables:
Year ended 30 June
2015 US$M
2014 US$M
Underlying attributable profit 6,417 13,263
Attributable loss – discontinued operations (1,573) 184
Exceptional items (after taxation) – refer to pages 10 and 42 (2,946) 385
Minority interest in exceptional items 12 -
Attributable profit 1,910 13,832
Year ended 30 June 2015 US$M 2014 US$M
Underlying EBIT 11,866 22,098
Exceptional items (before taxation) – refer to pages 10 and 42 (3,196) 551
Profit from operations (EBIT) 8,670 22,649
Underlying EBIT
The following table and commentary describes the approximate impact of the principal factors that affected Underlying EBIT for the 2015 financial year compared with the 2014 financial year:
Underlying EBIT for the year ended 30 June 2014 US$M 22,098
Net price impact:
Change in sales prices (16,433)
Price-linked costs 1,209
(15,224)
Change in volumes:
Productivity 1,220
Growth 1,822
3,042
Change in controllable cash costs:
Operating cash costs 2,678
Exploration and business development 29
2,707
Change in other costs:
Exchange rates 1,567
Inflation (433)
Fuel and energy 518
Non-cash (1,304)
One-off items (456)
(108)
Asset sales (72)
Ceased and sold operations 22
Other items (599)
Underlying EBIT for the year ended 30 June 2015 11,866
The following table reconciles relevant factors with the Group’s productivity gains:
Year ended 30 June 2015 US$M
Change in controllable cash costs 2,707
Change in volumes attributed to productivity 1,220
Total productivity gains in Underlying EBIT 3,927
Change in capitalised exploration 142
Total benefits attributable to productivity initiatives 4,069

News Release

Prices

Lower realised prices reduced Underlying EBIT by US$16.4 billion in the 2015 financial year. A 41 per cent decline in the average realised price of iron ore was the major contributor and reduced Underlying EBIT by US$9.5 billion. Weaker average realised prices for our Petroleum, Copper and Coal businesses decreased Underlying EBIT by US$4.2 billion, US$1.6 billion and US$1.1 billion, respectively. A reduction in price-linked costs increased Underlying EBIT by US$1.2 billion and primarily reflected lower royalty charges in our Iron Ore business.

The average realised prices achieved for our major commodities are summarised in the following table:

Average realised prices[(i)]	Half year ended 30 June 2015	Half year ended 31 Dec 2014	Year ended 30 June 2015	Year ended 30 June 2014	FY15 vs FY14	June H15 vs June H14	June H15 vs Dec H14
Oil (crude and condensate) (US$/bbl)	**52**	85	68	102	(33%)	(49%)	(39%)
Natural gas (US$/Mscf)	**3.29**	4.21	3.77	4.35	(13%)	(33%)	(22%)
US natural gas (US$/Mscf)	**2.59**	3.89	3.27	4.10	(20%)	(46%)	(33%)
LNG (US$/Mscf)	**9.40**	13.76	11.65	14.67	(21%)	(36%)	(32%)
Copper (US$/lb)[(ii)]	**2.61**	2.98	2.78	3.22	(14%)	(16%)	(12%)
Iron ore (US$/wmt, FOB)	**53**	70	61	103	(41%)	(45%)	(24%)
Hard coking coal (US$/t)	**99**	110	105	131	(20%)	(18%)	(10%)
Weak coking coal (US$/t)	**85**	92	88	111	(21%)	(18%)	(8%)
Thermal coal (US$/t)[(iii)]	**56**	61	58	74	(22%)	(21%)	(8%)
Nickel metal (US$/t)	**13,688**	16,905	15,301	15,273	0%	(18%)	(19%)

(i) Prices exclude third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted.

(ii) Includes third party product and the impact of provisional pricing and finalisation adjustments which decreased EBIT by US$382 million in the 2015 financial year (2014: US$73 million increase).

(iii) Export sales only; excludes Cerrejón. Includes thermal coal sales from metallurgical coal mines.

Volumes

Productivity-led volume efficiencies and the ramp up of major projects underpinned a US$3.0 billion increase in Underlying EBIT. Western Australia Iron Ore (WAIO) was the major contributor as the improved performance of our integrated supply chain and the successful ramp up of the Jimblebar mining hub supported a US$1.9 billion increase in Underlying EBIT. A doubling of liquids production from both Black Hawk and Permian supported a further US$799 million volume-related increase in Petroleum's Underlying EBIT.

Controllable cash costs

Operating cash costs

Our focus on best-in-class performance underpinned a US$2.7 billion reduction in operating cash costs during the 2015 financial year.

A reduction in labour, contractor and maintenance costs increased Underlying EBIT by US$1.5 billion during the period. This was most evident in WAIO where the standardisation of our equipment and maintenance systems, and the insourcing of third party services facilitated a step change in the performance of our mining operations. Mining-related efficiencies contributed to a further US$580 million reduction in cash costs and largely reflected improved productivity at Escondida.

Exploration and business development

The Group's exploration and business development expenditure was broadly in line with the 2014 financial year. Our exploration program remains focused on greenfield copper targets within Chile, Peru and the South-West United States, and petroleum liquids opportunities in the Gulf of Mexico, Western Australia and Trinidad and Tobago.

8

BHP Billiton Results for the year ended 30 June 2015

Other costs

Exchange rates

A stronger US dollar increased Underlying EBIT by US$1.6 billion during the period. This included the restatement of monetary items in the balance sheet which increased Underlying EBIT by US$637 million relative to the 2014 financial year.

The following exchange rates have been applied:

	Average Year ended 30 June 2015	Average Year ended 30 June 2014	As at 30 June 2015	As at 30 June 2014	As at 30 June 2013
Australian dollar(i)	0.84	0.92	0.77	0.94	0.92
Chilean peso	604	532	635	551	504

(i) Displayed as US$ to A$1 based on common convention.

Inflation

The impact of inflation reduced Underlying EBIT by US$433 million during the period. This was most notable in Australia and Chile, which accounted for over 85 per cent of the total variance.

Fuel and energy

A reduction in diesel prices across our minerals businesses supported a US$518 million increase in Underlying EBIT.

Non-cash

An increase in non-cash charges reduced Underlying EBIT by US$1.3 billion during the period.

An US$839 million increase in non-cash charges in our Copper business reflects: higher ore mined which resulted in increased depletion of stripping capitalised in previous periods in line with mine plans at Escondida; increased depreciation following the completion of the Escondida Oxide Leach Area Project; and a US$199 million impairment driven by a lower copper price and permitting uncertainty for the proposed mine life extension at Cerro Colorado.

A US$639 million increase in non-cash charges in our Petroleum business reflects: US$316 million of higher depreciation and amortisation charges in Onshore US following the ramp-up of liquids production at Black Hawk and the progressive development of our Permian acreage; and US$328 million of impairment charges associated with the divestment of assets in North Louisiana and the Pecos field in the Permian. During the period, a US$79 million impairment of Neptune was also recognised as the fall in near-term oil prices has affected its value due to its short field life.

The decrease in non-cash charges in our Potash business relates to a mine site rehabilitation provision charge recognised in the 2014 financial year for the Group's North American closed mines.

One-off items

One-off items recognised during the period comprise a US$268 million expense related to the mill outage at Olympic Dam and a US$188 million cost associated with the implementation of the Escondida Voluntary Redundancy Program.

Asset sales

The contribution of asset sales to Underlying EBIT decreased by US$72 million from the 2014 financial year which included the sale of Liverpool Bay.

Ceased and sold operations

Underlying EBIT from ceased and sold operations increased by US$22 million in the 2015 financial year. This largely reflected an unfavourable US$143 million adjustment to the Browse divestment proceeds, due to unitisation changes subsequent to the completion of sale, offset by the closure of the Nickel West Leinster Perseverance underground mine, both during the 2014 financial year.

9

News Release

Other items

Lower average realised prices received by our equity accounted investments more than accounted for the US$599 million decrease in Underlying EBIT reported in other items.

Net finance costs

Net finance costs decreased by US$300 million to US$614 million. The decrease reflected foreign exchange gains on finance leases and the early redemption of the Petrohawk Energy Corporation Senior Notes in August 2014, which resulted in a gain on redemption and lower interest expense.

Taxation expense

The Group's adjusted effective tax rate(2), which excludes the influence of exchange rate movements, remeasurement of deferred tax assets associated with the Minerals Resource Rent Tax (MRRT) and exceptional items, was 31.8 per cent (2014: 32.2 per cent). The adjusted effective tax rate is expected to be in the range of 33 per cent to 37 per cent for the 2016 financial year. This anticipated increase reflects the expected higher proportion of profit from Australian petroleum assets (which are subject to a higher rate of tax due to the Petroleum Resource Rent Tax) in the Group's overall profit, and finalisation of MRRT balances in the 2015 financial year.

Total taxation expense, including royalty-related taxation, exceptional items and exchange rate movements, was US$3.7 billion, representing a statutory effective tax rate of 45.5 per cent (2014: 31.2 per cent).

Government imposed royalty arrangements calculated by reference to profits are reported as royalty-related taxation. An exceptional item of US$698 million tax expense (2014: US$ nil) was recognised on a continuing operations basis for the derecognition of deferred tax assets upon the repeal of the MRRT legislation in Australia.

Exchange rate movements increased taxation expense by US$339 million (2014: decrease of US$34 million).

Year ended 30 June	2015			2014		
	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%
Statutory effective tax rate	**8,056**	**(3,666)**	**45.5%**	**21,735**	**(6,780)**	**31.2%**
Adjusted for:						
Exchange rate movements	–	339		–	(34)	
Remeasurement of deferred tax assets associated with the MRRT	–	–		–	(170)	
Exceptional items	3,196	(250)		(551)	166	
Adjusted effective tax rate	**11,252**	**(3,577)**	**31.8%**	**21,184**	**(6,818)**	**32.2%**

Other royalty and excise arrangements which are not profit based are recognised as operating costs within Profit before taxation. These amounted to US$1.7 billion during the period (2014: US$2.4 billion).

Exceptional items

Year ended 30 June 2015	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Impairment of Onshore US assets	(2,787)	829	(1,958)
Impairment of Nickel West assets	(409)	119	(290)
Repeal of Minerals Resource Rent Tax legislation(i)	–	(698)	(698)
	(3,196)	**250**	**(2,946)**

(i) Includes amounts attributable to non-controlling interests of US$(12) million.

Impairment of Onshore US assets

The Group recognised an impairment charge of US$2.0 billion (after tax benefit) in relation to its Onshore US assets. The gas-focused Hawkville field accounts for the substantial majority of this charge reflecting its geological complexity, product mix, acreage relinquishments and amended development plans. The remainder relates to the impairment of goodwill associated with the Petrohawk acquisition.

10

BHP Billiton Results for the year ended 30 June 2015
Impairment of Nickel West assets
On 12 November 2014, the Group announced that the review of its Nickel West business was complete and the preferred option, the sale of the business, was not achieved on an acceptable basis. As a result of operational decisions made subsequent to the conclusion of this process, an impairment charge of US$290 million (after tax benefit) was recognised in the 2015 financial year.
Repeal of Minerals Resource Rent Tax legislation
The legislation to repeal the MRRT in Australia took effect on 30 September 2014. As a result, the Group derecognised a MRRT deferred tax asset of US$809 million, and corresponding taxation charges of US$698 million related to continuing operations and US$111 million related to discontinued operations were recognised in the 2015 financial year.
Discontinued operations
On 25 May 2015 the Group announced that it completed the demerger of a selection of its aluminium, coal, manganese, nickel and silver assets to create an independent metals and mining company, South32.
South32’s contribution to BHP Billion’s 2015 financial year results comprised a US$753 million profit after taxation excluding exceptional items. Exceptional items comprised a tax expense of US$111 million related to the repeal of the MRRT and a net loss on demerger of US$2.2 billion (after tax benefit). This contribution has been included in attributable loss after taxation from discontinued operations of US$1.6 billion.
Cash flows
Free cash flow, comprising net operating cash flows less net investing cash flows, decreased by US$2.2 billion to US$6.3 billion during the 2015 financial year.
Net operating cash flows after interest and tax decreased by 25 per cent to US$17.8 billion during the 2015 financial year. The major contributor was the US$7.7 billion decrease in cash generated from operations (after changes in working capital balances), which was partially offset by a decrease of US$2.1 billion in net tax paid. Net investing cash outflows decreased by US$3.6 billion to US$11.5 billion during the 2015 financial year and reflected a US$3.4 billion reduction in capital and exploration expenditure. Expenditure on growth projects totalled US$9.3 billion, including US$4.5 billion on Petroleum projects and US$4.8 billion on Minerals projects. Sustaining capital expenditure and other items totalled US$2.6 billion. Exploration expenditure was US$816 million, including US$670 million classified within net operating cash flows.
Net financing cash outflows increased by US$1.6 billion to US$8.1 billion. A decrease in proceeds from interest bearing liabilities of US$2.6 billion, a decrease in contributions from non-controlling interests of US$1.4 billion and higher dividends paid to non-controlling interests of US$435 million were partially offset by a decrease in repayments of interest bearing liabilities of US$2.9 billion during the 2015 financial year.
Net debt, comprising interest bearing liabilities less cash, finished the 2015 financial year at US$24.4 billion, a decrease of US$1.4 billion compared to the net debt position at 30 June 2014.
Dividend
BHP Billiton has a progressive dividend policy. The aim of this policy is to steadily increase or at least maintain the dividend per share in US dollar terms at each financial half year. Our Board today determined to pay a final dividend of 62 US cents per share. The final dividend to be paid by BHP Billiton Limited will be fully franked for Australian taxation purposes.

News Release

Events in respect of the final dividend	Date
Last day to trade cum dividend on JSE Limited (JSE) and currency conversion into rand	4 September 2015
Ex-dividend Date JSE	7 September 2015
Ex-dividend Date Australian Securities Exchange (ASX) and New York Stock Exchange (NYSE)	9 September 2015
Ex-dividend Date London Stock Exchange (LSE)	10 September 2015
Record Date (including currency conversion and currency election dates for ASX and LSE)	11 September 2015
Payment Date	29 September 2015

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 7 and 11 September 2015 (inclusive), nor will transfers between the UK register and the South African register be permitted between the dates of 4 and 11 September 2015 (inclusive). American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly.

Details of the currency exchange rates applicable for the dividend will be announced to the relevant stock exchanges following conversion and will appear on the Group's website.

Debt management and liquidity

During the 2015 financial year, the Group issued a three tranche Euro denominated bond under its Euro Medium Term Note Programme, comprising EUR600 million Floating Rate Notes due 2020 paying interest at 3 month Euribor plus 35 basis points, EUR650 million 0.75 per cent bonds due 2022 and EUR750 million 1.50 per cent bonds due 2030. The Group also priced a five year A$1.0 billion note issue under its Australian Medium Term Note Program, paying interest at 3.00 per cent due 2020.

In August 2014, the Group redeemed all outstanding Petrohawk Energy Corporation 7.25 per cent Senior Notes due August 2018 and 6.25 per cent Senior Notes due June 2019 at the applicable call prices. The aggregate principal value of the notes redeemed was approximately US$1.8 billion.

The Group has a US$6.0 billion commercial paper program backed by a US$6.0 billion revolving credit facility. The facility expires in May 2020 and has a one-year extension option. As at 30 June 2015, the Group had US$nil outstanding in the US commercial paper market and the Group's cash and cash equivalents on hand were US$6.8 billion.

Corporate governance

As announced on 1 May 2015, Margaret Taylor was appointed Group Company Secretary effective 1 June 2015 to coincide with the resignation of Jane McAloon from the position.

On 22 May 2015, we confirmed the retirement of Keith Rumble as an independent, Non-executive Director, effective from that date. On 14 July 2015, we advised the passing of Sir John Buchanan on 13 July 2015, who was up until the time of his death an independent, Non-executive Director and Senior Independent Director of BHP Billiton Plc.

On 14 August 2015, we announced the appointment of Anita Frew to the Board as an independent, Non-executive Director, effective 15 September 2015. We also announced that Carlos Cordeiro would be retiring from the Board at the conclusion of the BHP Billiton Limited Annual General Meeting in November 2015, and that Shriti Vadera had been appointed as the Senior Independent Director of BHP Billiton Plc and as a member of the Nomination and Governance Committee.

The current members of the Board's committees are:

Risk and Audit Committee	Nomination and Governance Committee	Remuneration Committee	Sustainability Committee
Mr L Maxsted (Chair)	Mr J Nasser (Chair)	Ms C Hewson (Chair)	Dr J Schubert (Chair)
Mr M Broomhead	Dr J Schubert	Mr C Cordeiro	Mr M Broomhead
Mr W Murdy	Baroness S Vadera	Mr P Davies	Mr M Brinded
Baroness S Vadera		Baroness S Vadera	Mr P Davies

12

BHP Billiton Results for the year ended 30 June 2015

Business summary[(i)]

A summary of the performance of the businesses for the 2015 and 2014 financial years is presented below.

Year ended 30 June 2015 US$M	Revenue[(ii)]	Underlying EBIT[(iii)]	Exceptional items	Profit from operations (EBIT)	Net operating assets	Capital expenditure	Exploration gross[(iv)]	Exploration to profit[(v)]
Petroleum and Potash	11,447	1,802	(2,787)	(985)	36,287	5,359	570	532
Copper	11,453	3,353	–	3,353	23,701	3,822	90	90
Iron Ore	14,753	6,932	–	6,932	23,954	1,930	118	38
Coal	5,885	348	–	348	11,769	729	20	20
Group and unallocated items[(vi)]	1,469	(569)	(409)	(978)	33	107	18	18
Inter-segment adjustment	(371)	–	–	–	–	–	–	–
BHP Billiton Group	**44,636**	**11,866**	**(3,196)**	**8,670**	**95,744**	**11,947**	**816**	**698**

Year ended 30 June 2014 (Restated) US$M	Revenue[(ii)]	Underlying EBIT[(iii)]	Exceptional items	Profit from operations (EBIT)	Net operating assets	Capital expenditure	Exploration gross[(iv)]	Exploration to profit[(v)]
Petroleum and Potash	14,833	5,287	–	5,287	39,514	6,423	647	544
Copper	12,789	4,668	551	5,219	21,997	3,697	111	111
Iron Ore	21,356	12,102	–	12,102	23,390	2,949	169	56
Coal	6,563	575	–	575	11,909	1,971	29	29
Group and unallocated items[(vi)]	1,696	(534)	–	(534)	1,232	184	30	30
Inter-segment adjustment	(475)	–	–	–	–	–	–	–
BHP Billiton Group	**56,762**	**22,098**	**551**	**22,649**	**98,042**	**15,224**	**986**	**770**

(i) Group and business level information is reported on a statutory basis which, in relation to Underlying EBIT, includes net finance costs and taxation expense related to equity accounted investments.

(ii) Revenue is based on Group realised prices and includes third party products. Sale of third party products by the Group contributed revenue of US$1,179 million and Underlying EBIT of US$14 million (2014: US$1,717 million and US$15 million).

(iii) Underlying EBIT includes the Group's share of net finance costs and taxation expense of US$418 million related to equity accounted investments (2014: US$528 million).

(iv) Includes US$146 million capitalised exploration (2014: US$288 million).

(v) Includes US$28 million of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2014: US$72 million).

(vi) Comprises Group Functions, other unallocated operations including Nickel West (previously disclosed in the former Aluminium, Manganese and Nickel business), consolidation adjustments and external sales of freight and fuel to third parties.

Nickel West (US$M)	Revenue	Underlying EBITDA	D&A[(1)]	Underlying EBIT	Exceptional items	Profit from operations (EBIT)	Net operating assets	Capital expenditure
Year ended 30 June 2015	1,393	38	112	(74)	(409)	(483)	(82)	103
Year ended 30 June 2014	1,605	(91)	117	(208)	-	(208)	534	163

13

News Release
Petroleum and Potash
Petroleum
Underlying EBIT for Petroleum decreased by US$3.9 billion to US$1.9 billion in the 2015 financial year.
US$M
Underlying EBIT for the full year ended 30 June 2014
5,870
Net price impact(i)
(4,079)
Change in volumes: growth
799
Change in controllable cash costs
35
Change in other costs:
Inflation
(27)
Non-cash
(639)
Other(ii)
(20)
Underlying EBIT for the full year ended 30 June 2015
1,939
(i) Average realised price: crude and condensate oil US$68/bbl (2014: US$102/bbl); US natural gas US$3.27/Mscf (2014: US$4.10/Mscf); LNG US$11.65/Mscf (2014: US$14.67/Mscf).
(ii) Other includes: exchange rates; asset sales; ceased and sold operations; other items. Also includes Onshore US rig termination charges of US$123 million (2014: US$75 million).
Total petroleum production increased by four per cent in the 2015 financial year to a record 256 MMboe. A 17 per cent increase in liquids production to 125 MMboe was supported by a 67 per cent increase in Onshore US liquids volumes and strong uptime performance in the Gulf of Mexico. Natural gas production declined by six per cent to 787 bcf due to weaker seasonal demand at Bass Strait, along with lower Onshore US gas volumes as a result of the decision to defer development activity for longer-term value.
Petroleum production is forecast to decrease by seven per cent in the 2016 financial year to 237 MMboe (Conventional: 125 MMboe; Onshore US: 112 MMboe). In Onshore US, further improvements in drilling and completions efficiency will support stable volumes in the liquids-rich Black Hawk and Permian despite lower capital spend in the 2016 financial year. However, we anticipate a 19 per cent decline in the combined production of the predominantly gas-rich, and currently lower-margin Haynesville, Fayetteville and Hawkville fields as we continue to defer development of these assets for longer-term value. Conventional volumes are expected to decrease as a result of planned maintenance programs and natural field decline.
The increase in non-cash costs includes: US$316 million of higher depreciation and amortisation charges in Onshore US following the ramp-up of liquids production at Black Hawk and the progressive development of our Permian acreage; and US$328 million of impairment charges associated with the divestment of conventional assets in North Louisiana (Haynesville) and unconventional gas assets in the Pecos field (Permian). The rate of depreciation in Onshore US will continue to rise as the proportion of currently higher-margin liquids volumes increase relative to gas. During the period, a US$79 million impairment of Neptune was also recognised as the fall in near-term oil prices has affected its value due to its short field life.
Petroleum capital expenditure declined by 15 per cent to US$5.0 billion in the 2015 financial year. This included US$3.7 billion of Onshore US drilling and development expenditure. We continued to realise significant improvements in shale drilling efficiency during the period as spud to sales timing in the Black Hawk improved by 17 per cent and drilling costs declined by 19 per cent to US$3.4 million per well. In the 2016 financial year, we expect to reduce drilling costs even further to US$2.5 million per well, lower than our previous guidance of US$2.9 million per well.
Black Hawk (US$M) H2 FY15 H1 FY15 FY15 FY14
Drilling cost per well 2.9 3.7 3.4 4.2
In our Conventional business, investment remained focused on high-return infill drilling opportunities in the Gulf of Mexico and life extension projects at Bass Strait and North West Shelf.

BHP Billiton Results for the year ended 30 June 2015

Petroleum capital expenditure of approximately US$3.1 billion is planned in the 2016 financial year. Onshore US capital expenditure is expected to account for US$1.5 billion of this and support a development program of 10 operated rigs. Completions activity will continue to be tailored to market conditions and we will exercise further flexibility should there be greater value in deferral. Drilling activity will be focused on our liquids-rich Black Hawk and Permian acreage with our dry-gas development program in Haynesville and Fayetteville deferred for longer-term value.

2015 financial year (2014 financial year)		Liquids focused areas Eagle Ford	Permian	Gas focused areas Haynesville	Fayetteville	Total
Capital expenditure(i)	US$ billion	2.3 (3.1)	0.8 (0.5)	0.4 (0.4)	0.2 (0.2)	3.7 (4.2)
Rig allocation	At period end	7 (17)	3 (4)	0 (3)	0 (0)	10 (24)
Net wells drilled and completed(ii)	Period total	188 (262)	45 (43)	25 (38)	45 (71)	303 (414)
Net productive wells(iii)	At period end	836 (647)	75 (57)	395 (899)	1,070 (1,023)	2,376 (2,626)

(i) Includes land acquisition, site preparation, drilling, completions, well site facilities, mid-stream infrastructure and pipelines.

(ii) Can vary between periods based on changes in rig activity and the inventory of wells drilled but not yet completed at period end.

(iii) Change in productive well count includes reduction associated with the divestment of assets in North Louisiana (Haynesville) and Pecos (Permian).

Petroleum exploration expenditure for the 2015 financial year was US$567 million, of which US$481 million was expensed. Activity for the period was largely focused on the Gulf of Mexico, Western Australia and Trinidad and Tobago. A US$600 million exploration program is planned for the 2016 financial year, largely focused on acreage access and seismic data acquisition.

On 16 February 2015, BHP Billiton signed an agreement with Tri-Resources, a subsidiary of the Hashoo Group, for the sale of our gas business in Pakistan. The transaction is subject to regulatory approval.

Potash

Potash recorded an Underlying EBIT loss of US$184 million in the 2015 financial year. The excavation and lining of the Jansen Potash project shafts is steadily progressing and the pre-development project was 46 per cent complete at the end of the period. We expect to spend approximately US$350 million in the 2016 financial year. With our investment premised on the attractive longer-term market fundamentals for potash, we will continue to review the appropriate pace and level of development activity and capital expenditure for the project.

15

News Release

Financial information for the Petroleum and Potash business for the 2015 and 2014 financial years is presented below.

Year ended 30 June 2015 US$M	Revenue[i]	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross[ii]	Exploration to profit[iii]
Australia Production Unit[iv]	1,003	862	337	525	1,091	44		
Bass Strait	1,291	1,025	127	898	3,055	328		
North West Shelf	1,899	1,351	186	1,165	1,400	135		
Atlantis	1,071	904	368	536	2,146	354		
Shenzi	973	868	287	581	1,399	268		
Mad Dog	175	87	34	53	581	101		
Eagle Ford[v]	2,932	1,792	2,172	(380)	10,754	2,315		
Permian[v][vi]	263	69	502	(433)	1,096	773		
Haynesville[v][vi]	532	13	554	(541)	5,916	411		
Fayetteville[v]	448	162	195	(33)	2,960	183		
Trinidad/Tobago[iv]	220	159	28	131	827	10		
Algeria	309	247	38	209	97	23		
Exploration	–	(481)	48	(529)	733	–		
Other[vi][viii]	276	98	342	(244)	2,518	78		
Total Petroleum	**11,392**	**7,156**	**5,218**	**1,938**	**34,573**	**5,023**	**567**	**529**
Potash	–	(178)	6	(184)	2,684	336	3	3
Other[ix]	–	47	–	47	(970)	–	–	–
Total Petroleum and Potash from Group production	**11,392**	**7,025**	**5,224**	**1,801**	**36,287**	**5,359**	**570**	**532**
Third party products	69	1	–	1	–	–		
Total Petroleum and Potash	**11,461**	**7,026**	**5,224**	**1,802**	**36,287**	**5,359**	**570**	**532**
Statutory adjustments[x]	(14)	(3)	(3)	–	–	–	–	–
Total Petroleum and Potash statutory result	**11,447**	**7,023**	**5,221**	**1,802**	**36,287**	**5,359**	**570**	**532**

Year ended 30 June 2014 (Restated) US$M	Revenue[i]	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross[ii]	Exploration to profit[iii]
Australia Production Unit[iv]	1,418	1,220	309	911	1,464	419		
Bass Strait	1,885	1,555	132	1,423	2,864	259		
North West Shelf[xi]	2,432	1,599	175	1,424	1,691	193		
Atlantis	1,535	1,407	335	1,072	2,272	385		
Shenzi	1,430	1,281	243	1,038	1,598	210		
Mad Dog	217	171	16	155	461	68		
Onshore US[v]	4,264	2,270	2,426	(156)	23,377	4,226		
Trinidad/Tobago[iv]	273	374	52	322	709	8		
Algeria	465	396	30	366	104	19		
Exploration	–	(369)	113	(482)	464	–		
Other[vi][viii][xii]	491	220	426	(206)	3,264	92		
Total Petroleum	**14,410**	**10,124**	**4,257**	**5,867**	**38,268**	**5,879**	**600**	**497**
Potash	–	(211)	74	(285)	2,255	544	47	47
Other[ix]	–	(298)	–	(298)	(1,009)	–	–	–
Total Petroleum and Potash from Group production	**14,410**	**9,615**	**4,331**	**5,284**	**39,514**	**6,423**	**647**	**544**
Third party products	437	3	–	3	–	–		
Total Petroleum and Potash	**14,847**	**9,618**	**4,331**	**5,287**	**39,514**	**6,423**	**647**	**544**
Statutory adjustments[x]	(14)	(3)	(3)	–	–	–	–	–
Total Petroleum and Potash statutory result	**14,833**	**9,615**	**4,328**	**5,287**	**39,514**	**6,423**	**647**	**544**

16

BHP Billiton Results for the year ended 30 June 2015
(i) Petroleum revenue from Group production includes: crude oil US$6,592 million (2014: US$8,645 million), natural gas US$2,489 million (2014: US$3,119 million), LNG US$1,366 million (2014: US$1,614 million), NGL US$665 million (2014: US$916 million) and other
US$266 million (2014: US$102 million).
(ii) Includes US$86 million of capitalised exploration (2014: US$231 million).
(iii) Includes US$48 million of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2014: US$128 million).
(iv) Australia Production Unit includes Macedon, Pyrenees, Minerva and Stybarrow. Comparative period has been restated to report Australia Production Unit and Trinidad/Tobago separately from Other.
(v) Onshore US is now reported separately between Eagle Ford, Permian, Haynesville and Fayetteville.
(vi) Includes US$328 million of impairments associated with the divestment of assets in North Louisiana (Haynesville) and the Pecos field (Permian).
(vii) Predominantly divisional activities, business development, Pakistan, UK, Neptune, Genesis and ceased and sold operations. Also includes the Caesar oil pipeline and the Cleopatra gas pipeline which are equity accounted investments and are reported on a proportionate consolidation basis (with the exception of net operating assets).
(viii) Goodwill associated with Onshore US of US$3,026 million is included in Other net operating assets (2014: US$3,568 million).
(ix) Includes closed mining and smelting operations in Canada and the United States.
(x) Includes statutory adjustments for the Caesar oil pipeline and the Cleopatra gas pipeline to reconcile the proportionately consolidated business total to the statutory result.
(xi) Includes an expense of US$143 million incurred in May 2014 related to the purchase price adjustment for the Browse asset sale completed in the 2013 financial year.
(xii) Includes an expense of US$112 million incurred in November 2013 related to the closure of the UK pension plan. Also includes a gain of US$120 million related to the sale of the Liverpool Bay asset in March 2014.

News Release
Copper
Underlying EBIT for the 2015 financial year decreased by US$1.3 billion to US$3.4 billion.
US$M
Underlying EBIT for the full year ended 30 June 2014
4,668
Net price impact(i)
(1,566)
Change in volumes: productivity
341
Change in controllable cash costs
1,015
Change in other costs:
Exchange rates
359
Inflation
(191)
Non-cash
(839)
One-off items
(218)
Other(ii)
(216)
Underlying EBIT for the full year ended 30 June 2015
3,353
(i) Average realised price: copper US$2.78/lb (2014: US$3.22/lb).
(ii) Other includes: fuel and energy; asset sales; ceased and sold operations; other items.
Total copper production(8) for the 2015 financial year was unchanged at 1.7 Mt. Escondida copper production increased by six per cent to 1.23 Mt as an 11 per cent improvement in truck utilisation and higher grades more than offset the impact of severe wet weather, water restrictions, industrial action and a power outage throughout Northern Chile. Pampa Norte copper production increased by seven per cent to 250 kt as Spence benefited from higher recoveries. Olympic Dam copper production decreased by 32 per cent to 125 kt following an electrical failure which caused a mill outage in January 2015. Antamina copper production decreased by 25 per cent to 108 kt as lower grades more than offset record mill throughput.
Total copper production is forecast to decrease by 12 per cent in the 2016 financial year to 1.5 Mt. Escondida copper production of approximately 940 kt is forecast as increased throughput, enabled by the completion of the Escondida Organic Growth Project 1 (OGP1) and further productivity improvements, partly offset an anticipated 27 per cent decline in grade. Pampa Norte production is forecast to remain at a similar level for the 2016 financial year. At Olympic Dam, an increase in full-year production is anticipated following the full ramp-up of the mill at the end of July 2015. Higher average copper grades at Antamina are expected to support an increase in copper volumes in the 2016 financial year.
During the 2015 financial year, the Escondida Oxide Leach Area Project delivered first production while OGP1 achieved mechanical completion and is now in the commissioning phase. The commissioning of the Escondida Water Supply (EWS) project remains on schedule to commence in the 2017 calendar year. In the medium term, completion of the EWS project and the life extension of Los Colorados will allow the use of three concentrators at Escondida to offset grade decline and support a strong recovery in production. At Olympic Dam, we will continue with our low-cost underground transition into the higher-grade Southern Mining Area. This high-grade ore will release latent capacity within our existing operations and lay the foundation for the longer-term underground expansion.
Unit cash costs at our operated copper assets declined by 14 per cent during the 2015 financial year. At Escondida, the improvement in truck utilisation and significant costs savings resulted in an eight per cent decrease to US$1.07 per pound excluding one-off costs. The one-off costs primarily reflect the implementation of the Escondida voluntary redundancy program which is expected to reduce employee head count by more than 20 per cent.

BHP Billiton Results for the year ended 30 June 2015

Escondida unit costs (US$M)	H2 FY15	H1 FY15	FY15	FY14
Revenue	4,099	3,720	7,819	8,085
Underlying EBITDA	1,937	2,127	4,064	4,754
Cash costs (gross)	2,162	1,593	3,755	3,331
Less: one-off items	188	-	188	-
Less: freight	56	61	117	139
Less: treatment and refining charges	263	211	474	341
Cash costs (net)[i]	1,655	1,321	2,976	2,851
Sales (kt, equity share)[ii]	696	563	1,259	1,116
Sales (Mlb, equity share)[ii]	1,534	1,241	2,775	2,460
Cash cost per pound (US$)	**1.08**	**1.06**	**1.07**[iii]	**1.16**

(i) Royalties are reported within taxation expense.

(ii) Sales volumes adjusted to exclude intercompany sales and purchases.

(iii) Unit cost including one-off items is US$1.14 per pound in the 2015 financial year.

In the 2016 financial year, despite an anticipated increase in material moved to mitigate grade decline, a further step change in unit cost performance is expected as additional benefits from our productivity agenda are realised. In this context, Escondida unit costs are expected to decline by 15 per cent to US$0.91 per pound on a grade-adjusted basis[9].

The increase in non-cash costs largely reflects: increased ore mined resulting in higher depletion of stripping capitalised in previous periods in line with mine plans at Escondida; increased depreciation following the completion of the Escondida Oxide Leach Area Project; and a US$199 million impairment driven by a lower copper price and permitting uncertainty for the proposed mine life extension at Cerro Colorado.

On 24 July 2015, Spence filed two Environmental Impact Statements (EIS) in relation to the Spence Growth Option project (Spence Hypogene). The first EIS contemplates the development of a 95 ktpd concentrator and the second is for the development of an 800 litre per second desalination plant. While this project has the potential to extend the life of the operation by 50 years, it remains subject to Board approval.

19

News Release

Financial information for the Copper business for the 2015 and 2014 financial years is presented below.

Year ended 30 June 2015 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida[(i)]	7,819	4,064	920	3,144	13,909	3,273		
Pampa Norte[(ii)]	1,437	762	669	93	1,926	242		
Antamina[(iii)]	854	420	107	313	1,379	163		
Olympic Dam	1,244	280	253	27	6,665	307		
Other[(iii)(iv)]	–	(152)	11	(163)	(178)	–		
Total Copper from Group production	**11,354**	**5,374**	**1,960**	**3,414**	**23,701**	**3,985**		
Third party products	953	23	–	23	–	–		
Total Copper	**12,307**	**5,397**	**1,960**	**3,437**	**23,701**	**3,985**	**91**	**91**
Statutory adjustments[(v)]	(854)	(192)	(108)	(84)	–	(163)	(1)	(1)
Total Copper statutory result	**11,453**	**5,205**	**1,852**	**3,353**	**23,701**	**3,822**	**90**	**90**

Year ended 30 June 2014 (Restated) US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida[(i)]	8,085	4,754	760	3,994	11,779	3,186		
Pampa Norte[(ii)]	1,796	785	429	356	2,575	336		
Antamina[(iii)]	1,261	818	84	734	1,341	262		
Olympic Dam	1,777	299	265	34	6,320	167		
Other[(iii)(iv)]	101	(193)	7	(200)	(18)	13		
Total Copper from Group production	**13,020**	**6,463**	**1,545**	**4,918**	**21,997**	**3,964**		
Third party products	1,030	8	–	8	–	–		
Total Copper	**14,050**	**6,471**	**1,545**	**4,926**	**21,997**	**3,964**	**113**	**113**
Statutory adjustments[(v)]	(1,261)	(344)	(86)	(258)	–	(267)	(2)	(2)
Total Copper statutory result	**12,789**	**6,127**	**1,459**	**4,668**	**21,997**	**3,697**	**111**	**111**

(i) Escondida is consolidated under IFRS 10 and reported on a 100 per cent basis.

(ii) Includes Spence and Cerro Colorado.

(iii) Antamina and Resolution are equity accounted investments and are reported on a proportionate consolidation basis (with the exception of net operating assets).

(iv) Predominantly comprises divisional activities, greenfield exploration, business development and ceased and sold operations. Includes Pinto Valley and Resolution. Pinto Valley was sold effective 11 October 2013.

(v) Includes statutory adjustments for Antamina and Resolution to reconcile the proportionately consolidated business total to the statutory result. Statutory Underlying EBIT includes net finance costs and taxation expense of US$84 million (2014: US$258 million).

20

BHP Billiton Results for the year ended 30 June 2015

Iron Ore

Underlying EBIT for the 2015 financial year decreased by US$5.2 billion to US$6.9 billion.

	US$M
Underlying EBIT for the full year ended 30 June 2014	**12,102**
Net price impact[i]	(8,650)
Change in volumes: productivity	823
Change in volumes: growth	1,027
Change in controllable cash costs	1,163
Change in other costs:	
Exchange rates	499
Inflation	(101)
Other[ii]	69
Underlying EBIT for the full year ended 30 June 2015	**6,932**

(i) Average realised price: iron ore US$61/wmt, FOB (2014: US$103/wmt, FOB).

(ii) Other includes: fuel and energy; non-cash; asset sales; other items.

Total iron ore production increased by 14 per cent in the 2015 financial year to a record 233 Mt, exceeding full-year guidance. Western Australia Iron Ore (WAIO) production increased by 13 per cent to a record 254 Mt (100 per cent basis) as a result of continued improvement in the performance of our integrated supply chain and the successful ramp-up of the Jimblebar mining hub. Continued optimisation of the port facilities and an increase in direct to ship ore resulted in record sales volumes at WAIO of 256 Mt (100 per cent basis). Samarco production increased by 33 per cent to 29 Mt (100 per cent basis) as the fourth pellet plant ramped up to full capacity.

Total iron ore production is forecast to increase by six per cent in the 2016 financial year to 247 Mt. WAIO production is forecast to increase to approximately 270 Mt (100 per cent basis) as a result of improved efficiency at Mining Area C, Newman and our rail and port operations.

Further productivity improvements and the low-cost expansion of the Jimblebar mining hub[10], which comprises the installation of a new primary crusher and additional conveying capacity, are expected to deliver an increase in system capacity to 290 Mtpa over time. Costs associated with the Jimblebar expansion, as well as the investment to purchase additional tugs and construct a new tug harbour at Port Hedland, are expected to be included within WAIO's average sustaining capital expenditure budget of approximately US$5 per tonne.

WAIO unit cash costs declined by 31 per cent to US$19 per tonne, underpinned by reductions in labour, contractor and maintenance costs, lower diesel prices and a stronger US dollar. In the 2016 financial year, unit costs are expected to fall even further to US$15 per tonne[9].

WAIO unit costs (US$M)	H2 FY15	H1 FY15	FY15	FY14
Revenue	6,245	8,193	14,438	20,883
Underlying EBITDA	3,519	4,778	8,297	12,966
Cash costs (gross)	2,726	3,415	6,141	7,917
Less: freight	397	658	1,055	1,274
Less: royalties	425	554	979	1,497
Cash costs (net)	1,904	2,203	4,107	5,146
Sales (kt, equity share)	111,916	108,245	220,161	190,843
Cash cost per tonne (US$)	**17.01**	**20.35**	**18.65**	**26.96**

Our WAIO operations continue to underpin substantial free cash flow generation, despite the iron ore price moving towards its historical long-term average. Importantly, the quality of our ore bodies and their concentrated geographic footprint, combined with a low strip ratio, remains a competitive advantage.

21

News Release

Financial information for the Iron Ore business for the 2015 and 2014 financial years is presented below.

Year ended 30 June 2015 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Western Australia Iron Ore	14,438	8,297	1,713	6,584	22,804	1,911		
Samarco(i)	1,406	695	118	577	1,044	170		
Other(ii)	135	(8)	3	(11)	106	19		
Total Iron Ore from Group production	**15,979**	**8,984**	**1,834**	**7,150**	**23,954**	**2,100**		
Third party products(iii)	180	(10)	–	(10)	–	–		
Total Iron Ore	**16,159**	**8,974**	**1,834**	**7,140**	**23,954**	**2,100**	**118**	**38**
Statutory adjustments(iv)	(1,406)	(326)	(118)	(208)	–	(170)	–	–
Total Iron Ore statutory result	**14,753**	**8,648**	**1,716**	**6,932**	**23,954**	**1,930**	**118**	**38**

Year ended 30 June 2014 (Restated) US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Western Australia Iron Ore(v)	20,883	12,966	1,427	11,539	22,223	2,947		
Samarco(i)	1,634	846	56	790	1,072	424		
Other(ii)(v)	130	(32)	2	(34)	95	–		
Total Iron Ore from Group production	**22,647**	**13,780**	**1,485**	**12,295**	**23,390**	**3,371**		
Third party products(iii)	343	(3)	–	(3)	–	–		
Total Iron Ore	**22,990**	**13,777**	**1,485**	**12,292**	**23,390**	**3,371**	**169**	**56**
Statutory adjustments(iv)	(1,634)	(246)	(56)	(190)	–	(422)	–	–
Total Iron Ore statutory result	**21,356**	**13,531**	**1,429**	**12,102**	**23,390**	**2,949**	**169**	**56**

(i) Samarco is an equity accounted investment and is reported on a proportionate consolidation basis (with the exception of net operating assets).

(ii) Predominantly comprises divisional activities, towage services, business development and ceased operations.

(iii) Includes inter-segment and external sales of contracted gas purchases.

(iv) Includes statutory adjustments for Samarco to reconcile the proportionately consolidated business total to the statutory result. Statutory Underlying EBIT includes net finance costs and taxation expense of US$208 million (2014: US$190 million).

(v) The comparative period has been restated to reallocate towage services from Western Australia Iron Ore to Other.

22

BHP Billiton Results for the year ended 30 June 2015

Coal

Underlying EBIT for the 2015 financial year decreased by US$227 million to US$348 million.

	US$M
Underlying EBIT for the full year ended 30 June 2014	**575**
Net price impact[(i)]	(1,027)
Change in volumes: productivity	38
Change in volumes: growth	(4)
Change in controllable cash costs	418
Change in other costs:	
Exchange rates	406
Inflation	(71)
Other[(ii)]	13
Underlying EBIT for the full year ended 30 June 2015	**348**

(i) Average realised price: hard coking coal US$105/t (2014: US$131/t); weak coking coal US$88/t (2014: US$111/t); thermal coal US$58/t (2014: US$74/t).

(ii) Other includes: fuel and energy; non-cash; asset sales; ceased and sold operations; other items.

Metallurgical coal production increased by 13 per cent in the 2015 financial year to a record 43 Mt. Record production and sales volumes at Queensland Coal were supported by the successful ramp-up of the Caval Ridge mine and continued productivity improvements. An increase in equipment and wash-plant utilisation rates underpinned record volumes at six other operations.

Energy coal production for the 2015 financial year decreased by five per cent to 41 Mt as anticipated. Lower production reflected drought conditions and the need to manage dust emissions at Cerrejón, as well as reduced demand for our Navajo Coal product.

Metallurgical coal production is forecast to decrease in the 2016 financial year to 40 Mt as operations at Crinum are expected to cease in the first quarter of the 2016 calendar year as the mine approaches the end of its economic reserve life. Energy coal production is forecast to remain broadly unchanged in the 2016 financial year at 40 Mt[(11)].

Queensland Coal unit cash costs declined by 23 per cent to US$65 per tonne, supported by increased equipment and wash-plant utilisation rates, a continued reduction in labour, contractor and maintenance costs and a favourable currency movement. In the 2016 financial year, unit costs are expected to decline to US$61 per tonne[(9)] as the benefits from embedded productivity initiatives and a stronger US dollar, more than offset the removal of low-cost Crinum volumes and the expenses associated with its closure.

Queensland Coal unit costs (US$M)	H2 FY15	H1 FY15	FY15	FY14
Revenue	1,970	2,251	4,221	4,666
Underlying EBITDA	528	478	1,006	949
Cash costs (gross)	1,442	1,773	3,215	3,717
Less: freight	63	111	174	237
Less: royalties	144	146	290	331
Cash costs (net)	1,235	1,516	2,751	3,149
Sales (kt, equity share)	20,861	21,428	42,289	37,461
Cash cost per tonne (US$)	**59.20**	**70.75**	**65.05**	**84.06**

The Hay Point Stage Three Expansion project was successfully completed during the 2015 financial year. As a result of a significant improvement in capital productivity, average sustaining capital expenditure of approximately US$6 per tonne is anticipated over the next five years.

On 2 July 2015, BHP Billiton announced that the sale agreement for the San Juan Mine to Westmoreland Coal Company (WCC) had been executed. Subject to regulatory approval, the transaction is expected to be completed at the end of this calendar year with WCC assuming full operation of the mine from 1 January 2016.

23

News Release

Financial information for the Coal business for the 2015 and 2014 financial years is presented below.

Year ended 30 June 2015 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	4,221	1,006	719	287	9,154	599		
New Mexico	531	134	47	87	173	20		
New South Wales Energy Coal[i]	1,225	303	161	142	1,322	121		
Colombia[i]	719	231	105	126	924	73		
Other[ii]	–	(91)	1	(92)	196	17		
Total Coal from Group production	**6,696**	**1,583**	**1,033**	**550**	**11,769**	**830**		
Third party products	7	–	–	–	–	–		
Total Coal	**6,703**	**1,583**	**1,033**	**550**	**11,769**	**830**	**20**	**20**
Statutory adjustments[iii]	(818)	(341)	(139)	(202)	–	(101)	–	–
Total Coal statutory result	**5,885**	**1,242**	**894**	**348**	**11,769**	**729**	**20**	**20**

Year ended 30 June 2014 (Restated) US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	4,666	949	514	435	9,115	1,790		
New Mexico	520	105	46	59	202	26		
New South Wales Energy Coal[i]	1,350	324	150	174	1,392	170		
Colombia[i]	814	305	85	220	1,037	133		
Other[ii]	–	(166)	2	(168)	162	34		
Total Coal from Group production	**7,350**	**1,517**	**797**	**720**	**11,908**	**2,153**		
Third party products	27	–	–	–	1	–		
Total Coal	**7,377**	**1,517**	**797**	**720**	**11,909**	**2,153**	**29**	**29**
Statutory adjustments[iii]	(814)	(259)	(114)	(145)	–	(182)	–	–
Total Coal statutory result	**6,563**	**1,258**	**683**	**575**	**11,909**	**1,971**	**29**	**29**

(i) Newcastle Coal Infrastructure Group and Cerrejón are equity accounted investments and are reported on a proportionate consolidation basis (with the exception of net operating assets).

(ii) Predominantly comprises divisional activities and greenfield projects.

(iii) Includes statutory adjustments for Newcastle Coal Infrastructure Group and Cerrejón to reconcile the proportionately consolidated business total to the statutory result. Statutory Underlying EBIT includes net finance costs and taxation expense of US$126 million (2014: US$80 million).

24

BHP Billiton Results for the year ended 30 June 2015
Group and unallocated items
Underlying EBIT expense increased by US$35 million to US$569 million in the 2015 financial year, as a US$238 million self insurance claim related to the mill outage at Olympic Dam more than offset a reduction in controllable costs and a favourable exchange rate movement at Nickel West.
Reserves and resources changes
BHP Billiton has confirmed major changes to Petroleum and Escondida reserves and Western Australia Iron Ore resources since the previous estimates as at 30 June 2014. These changes are set out on pages 55 to 60.

News Release
The financial information on pages 29 to 54 has been prepared in accordance with IFRS. This news release including the financial information is unaudited. Variance analysis relates to the relative financial and/or production performance of BHP Billiton and/or its operations during the 2015 financial year compared with the 2014 financial year, unless otherwise noted.
The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); barrels of oil equivalent (boe); cost and freight (CFR); cost, insurance and freight (CIF), dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million barrels of oil equivalent per day (MMboe/d); thousand cubic feet equivalent (Mcfe); million cubic feet per day (MMcf/d); million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).
The following footnotes apply to this profit release:
(1) Underlying attributable profit, Underlying EBIT and Underlying EBITDA are used to reflect the underlying performance of BHP Billiton. Underlying attributable profit is Attributable profit excluding discontinued operations and any exceptional items. Underlying EBIT is earnings before net finance costs, taxation, discontinued operations and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation of US$9,986 million for the year ended 30 June 2015 and US$8,194 million for the year ended 30 June 2014. We believe that Underlying attributable profit, Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or as an alternative to, Attributable profit as an indicator of actual operating performance or as an alternative to cash flow as a measure of liquidity.
Underlying EBIT is reported net of net finance costs and taxation expense related to equity accounted investments of US$418 million (2014: US$528 million).
Underlying EBITDA is reported net of net finance costs and taxation expense, depreciation, impairments and amortisation related to equity accounted investments of US$786 million (2014: US$787 million).
(2) Non-IFRS measures are defined as follows and exclude discontinued operations unless otherwise stated:
Adjusted effective tax rate – comprises Total taxation expense excluding remeasurement of deferred tax assets associated with the Minerals Resource Rent Tax (MRRT), exceptional items and exchange rate movements included in taxation expense divided by Profit before taxation and exceptional items.
Attributable profit excluding exceptional items – comprises Profit after taxation attributable to members of BHP Billiton Group less exceptional items as described in note 2 to the financial information. It includes Attributable profit from discontinued operations excluding any exceptional items from discontinued operations as described in note 6 to the financial information.
Free cash flow – comprises net operating cash flows less net investing cash flows.
Gearing ratio – represents the ratio of net debt to net debt plus net assets.
Net debt – comprises Interest bearing liabilities less Cash and cash equivalents for the total operations within the Group at the reporting date.
Net operating assets – represents operating assets net of operating liabilities including the carrying value of equity accounted investments and predominantly excludes cash balances, interest bearing liabilities and deferred tax balances. The carrying value of investments accounted for using the equity accounted method represents the balance of the Group’s investment in equity accounted investments, with no adjustment for any cash balances, interest bearing liabilities and deferred tax balances of the equity accounted investment.
Underlying attributable profit – comprises Profit after taxation attributable to members of BHP Billiton Group less exceptional items as described in note 2 to the financial information.
Underlying basic earnings per share – represents basic earnings per share excluding any exceptional items.
Underlying EBIT margin – comprises Underlying EBIT excluding third party product profit from operations, divided by revenue excluding third party product revenue.
Underlying EBITDA margin – comprises Underlying EBITDA excluding third party product EBITDA, divided by revenue excluding third party product revenue.
Underlying EBITDA interest coverage – for the purpose of deriving interest coverage, net interest comprises Interest on bank loans and overdrafts, Interest on all other borrowings, Finance lease and hire purchase interest less Interest income.
Underlying return on capital – represents net profit after tax, excluding exceptional items and net finance costs (after tax), divided by average capital employed. Capital employed is net assets before net debt.
(3) Represents productivity-led volume efficiencies, operating cash cost efficiencies and exploration and business development savings on a continuing operations basis. Productivity-led volume efficiencies refer to volume increases, excluding volume increases from major capital projects, multiplied by the prior period Underlying EBIT margin. Operating cash cost efficiencies refer to the reduction in costs, excluding the impact of volume, price-linked costs, exchange rates, inflation, fuel and energy, non-cash costs, one-off items, ceased and sold operations and other items. Exploration and business development savings refers to the reduction in total exploration and business development costs including capitalised exploration.
(4) Represents the share of capital and exploration expenditure attributable to BHP Billiton shareholders on a cash basis. Includes BHP Billiton proportionate share of equity accounted investments; excludes capitalised deferred stripping and non-controlling interests.
(5) BHP Billiton has an A+ credit rating with Standard & Poor’s on negative outlook and an A1 credit rating with Moody’s on stable outlook. The solid A credit rating target refers to A+ or A from Standard & Poor’s or A2 and above from Moody’s.
(6) Total Recordable Injury Frequency for the 2015 financial year includes 10 months contribution from assets that were demerged with South32.
(7) Movement in Escondida unit cost excludes one-off items.
(8) Excludes Pinto Valley which was sold during the 2014 financial year.
(9) WAIO and Queensland Coal unit cash costs exclude freight and royalties; Escondida unit cash costs exclude freight and treatment and refining charges. Escondida grade-adjusted unit cost is on a 2015 financial year grade-equivalent basis. 2016 financial year guidance is based on exchange rates of AUD/USD 0.74 and USD/CLP 674.
(10) Subject to approvals process.
(11) Guidance assumes a full year of production from the San Juan mine.

BHP Billiton Results for the year ended 30 June 2015
Forward-looking statements
This release contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, our future revenues from our operations, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the U.S. Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Past performance cannot be relied on as a guide to future performance.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Adjusted effective tax rate, Attributable profit excluding exceptional items, Free cash flow, Gearing ratio, Net debt, Net operating assets, Underlying attributable profit, Underlying basic earnings per share, Underlying EBIT margin, Underlying EBITDA margin, Underlying EBITDA interest coverage and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
No offer of securities
Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third party information
The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP Billiton.
No financial or investment advice – South Africa
BHP Billiton does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice.

News Release
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Financial Information
For the year ended 30 June 2015

Financial Information
Contents
Financial Information
Page
Consolidated Income Statement 31
Consolidated Statement of Comprehensive Income 32
Consolidated Balance Sheet 33
Consolidated Cash Flow Statement 34
Consolidated Statement of Changes in Equity 35
Notes to the Financial Information 38
The financial information included in this document for the year ended 30 June 2015 is unaudited and has been derived from the draft financial report of the BHP Billiton Group for the year ended 30 June 2015. The financial information does not constitute the Group’s full statutory accounts for the year ended 30 June 2015, which will be approved by the Board, reported on by the auditors, and subsequently filed with the UK Registrar of Companies and the Australian Securities and Investments Commission.
The financial information set out on pages 29 to 54 for the year ended 30 June 2015 has been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2014 financial statements contained within the Annual Report of the BHP Billiton Group except for the adoption of:
IFRIC 21 ‘Levies’ which confirms that a liability to pay a levy is only recognised when the activity that triggers the payment occurs; and
Amendments to IAS 32/AASB 132 ‘Financial Instruments: Presentation’ which clarifies the criteria for offsetting financial assets and liabilities.
The adoption of IFRIC 21 and the amendments to IAS 32 did not have a material impact on the BHP Billiton Group and therefore no restatements have been made to the prior year financial statements.
The comparative figures for the financial years ended 30 June 2014 and 30 June 2013 are not the statutory accounts of the BHP Billiton Group for those financial years. Those accounts have been reported on by the company’s auditor and delivered to the Registrar of Companies. The reports of the auditor were (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the reports and (iii) did not contain a statement under Section 498(2) or (3) of the UK Companies Act 2006.
All amounts are expressed in US dollars unless otherwise stated. The BHP Billiton Group’s presentation currency and the functional currency of the majority of its operations is US dollars as this is the principal currency of the economic environment in which it operates. Amounts in this financial information have, unless otherwise indicated, been rounded to the nearest million dollars.
Where applicable, comparative periods have been adjusted to disclose them on the same basis as the current period figures. The financial information for the years ended 30 June 2014 and 30 June 2013 has been restated for the effects of the application of IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ following the demerger of South32. The nature of each change reflected in the restated financial information is as follows:
All income and expense items relating to South32 have been removed from the individual line items in the Consolidated Income Statement. The post-tax (loss)/profit of South32 is presented as a single amount in the line item entitled “(Loss)/Profit after taxation from discontinued operations”; and
All cash flows and other items relating to South32 have been removed from the individual line items in the Consolidated Cash Flow Statement. The net cash flows attributable to the operating, investing and financing activities of South32 and the cash disposed of on demerger of South32 are each disclosed in single amount in each section of the Consolidated Cash Flow Statement.
The Consolidated Balance Sheet, the Consolidated Statement of Comprehensive Income and the Consolidated Statement of Changes in Equity for these periods are not required to be restated.

BHP Billiton Results for the year ended 30 June 2015

Consolidated Income Statement for the year ended 30 June 2015

	Notes	Year ended 30 June 2015 US$M	Year ended 30 June 2014 US$M Restated	Year ended 30 June 2013 US$M Restated
Continuing operations				
Revenue				
Group production		**43,457**	55,045	52,637
Third party products		**1,179**	1,717	1,223
Revenue	1	**44,636**	56,762	53,860
Other income		**496**	1,225	3,804
Expenses excluding net finance costs		**(37,010)**	(36,523)	(36,829)
Share of operating profit of equity accounted investments	3	**548**	1,185	1,142
Profit from operations		**8,670**	22,649	21,977
Comprising:				
Group production		**8,656**	22,634	21,913
Third party products		**14**	15	64
		8,670	22,649	21,977
Financial expenses		**(702)**	(995)	(1,229)
Financial income		**88**	81	80
Net finance costs	4	**(614)**	(914)	(1,149)
Profit before taxation		**8,056**	21,735	20,828
Income tax expense		**(2,762)**	(6,266)	(5,646)
Royalty-related taxation (net of income tax benefit)		**(904)**	(514)	(1,050)
Total taxation expense	5	**(3,666)**	(6,780)	(6,696)
Profit after taxation from continuing operations		**4,390**	14,955	14,132
Discontinued operations				
(Loss)/profit after taxation from discontinued operations	6	**(1,512)**	269	(1,312)
Profit after taxation		**2,878**	15,224	12,820
Attributable to non-controlling interests		**968**	1,392	1,597
Attributable to members of BHP Billiton Group		**1,910**	13,832	11,223
Basic earnings per ordinary share (cents)	7	**35.9**	260.0	210.9
Diluted earnings per ordinary share (cents)	7	**35.8**	259.1	210.2
Basic earnings from continuing operations per ordinary share (cents)	7	**65.5**	256.5	238.6
Diluted earnings from continuing operations per ordinary share (cents)	7	**65.3**	255.7	237.8
Dividends per ordinary share – paid during the period (cents)	8	**124.0**	118.0	114.0
Dividends per ordinary share – determined in respect of the period (cents)	8	**124.0**	121.0	116.0

The accompanying notes form part of this financial information.

31

Financial Information
Consolidated Statement of Comprehensive Income for the year ended 30 June 2015
Year ended 30 June 2015 US$M
Year ended 30 June 2014 US$M
Year ended 30 June 2013 US$M
Profit after taxation
2,878
15,224
12,820
Other comprehensive income
Items that may be reclassified subsequently to the income statement:
Available for sale investments:
Net valuation losses taken to equity
(21)
(15)
(101)
Net valuation gains transferred to the income statement
(115)
(14)
(1)
Cash flow hedges:
(Losses)/gains taken to equity
(1,797)
681
223
Losses/(gains) transferred to the income statement
1,815
(678)
73
Exchange fluctuations on translation of foreign operations taken to equity
(2)
(1)
2
Tax recognised within other comprehensive income
29
3
(76)
Total items that may be reclassified subsequently to the income statement
(91)
(24)
120
Items that will not be reclassified to the income statement:
Actuarial (losses)/gains on pension and medical schemes
(28)
57
61
Tax recognised within other comprehensive income
(17)
12
(16)
Total items that will not be reclassified to the income statement
(45)
69
45
Total other comprehensive (loss)/income
(136)
45
165
Total comprehensive income
2,742
15,269
12,985
Attributable to non-controlling interests
973
1,392
1,599
Attributable to members of BHP Billiton Group
1,769
13,877
11,386
The accompanying notes form part of this financial information.

BHP Billiton Results for the year ended 30 June 2015
Consolidated Balance Sheet as at 30 June 2015
30 June 2015 US$M
30 June 2014 US$M
ASSETS
Current assets
Cash and cash equivalents
6,753 8,803
Trade and other receivables
4,321 6,741
Other financial assets
83 87
Inventories
4,292 6,013
Current tax assets
658 318
Other
262 334
Total current assets
16,369 22,296
Non-current assets
Trade and other receivables
1,499 1,867
Other financial assets
1,159 2,349
Inventories
466 463
Property, plant and equipment
94,072 108,787
Intangible assets
4,292 5,439
Investments accounted for using the equity method
3,712 3,664
Deferred tax assets
2,861 6,396
Other
150 152
Total non-current assets
108,211 129,117
Total assets
124,580 151,413
LIABILITIES
Current liabilities
Trade and other payables
7,389 10,145
Interest bearing liabilities
3,201 4,262
Other financial liabilities
251 16
Current tax payable
207 919
Provisions
1,676 2,504
Deferred income
129 218
Total current liabilities
12,853 18,064
Non-current liabilities
Trade and other payables
29 113
Interest bearing liabilities
27,969 30,327
Other financial liabilities
1,031 303
Deferred tax liabilities
4,542 7,066
Provisions
7,306 9,891
Deferred income
305 267
Total non-current liabilities
41,182 47,967
Total liabilities
54,035 66,031
Net assets
70,545 85,382
EQUITY
Share capital – BHP Billiton Limited
1,186 1,186
Share capital – BHP Billiton Plc
1,057 1,069
Treasury shares
(76) (587)
Reserves
2,557 2,927
Retained earnings
60,044 74,548
Total equity attributable to members of BHP Billiton Group
64,768 79,143
Non-controlling interests 5,777
6,239
Total equity 70,545
85,382
The accompanying notes form part of this financial information.

Financial Information

Consolidated Cash Flow Statement for the year ended 30 June 2015

US$M	Year ended 30 June 2015	Year ended 30 June 2014 Restated	Year ended 30 June 2013 Restated
Operating activities			
Profit before taxation	**8,056**	21,735	20,828
Adjustments for:			
Non-cash or non-operating exceptional items	**3,196**	(551)	(331)
Depreciation and amortisation expense	**9,158**	7,716	6,067
Net gain on sale of non-current assets	**(9)**	(73)	(17)
Impairments of property, plant and equipment, financial assets and intangibles	**828**	478	344
Employee share awards expense	**247**	247	210
Net finance costs	**614**	914	1,149
Share of operating profit of equity accounted investments	**(548)**	(1,185)	(1,142)
Other	**265**	(79)	5
Changes in assets and liabilities:			
Trade and other receivables	**1,431**	(349)	904
Inventories	**151**	(158)	(276)
Trade and other payables	**(990)**	238	(239)
Net other financial assets and liabilities	**(8)**	(90)	89
Provisions and other liabilities	**(771)**	475	(565)
Cash generated from operations	**21,620**	29,318	27,026
Dividends received	**17**	14	6
Dividends received from equity accounted investments	**723**	1,250	710
Interest received	**86**	120	112
Interest paid	**(627)**	(915)	(960)
Income tax refunded	**348**	848	–
Income tax paid	**(3,225)**	(6,123)	(6,921)
Royalty-related taxation refunded	**–**	216	–
Royalty-related taxation paid	**(1,148)**	(1,088)	(956)
Net operating cash flows from continuing operations	**17,794**	23,640	19,017
Net operating cash flows from discontinued operations	**1,502**	1,724	1,137
Net operating cash flows	**19,296**	25,364	20,154
Investing activities			
Purchases of property, plant and equipment	**(11,947)**	(15,224)	(21,104)
Exploration expenditure	**(816)**	(986)	(1,321)
Exploration expenditure expensed and included in operating cash flows	**670**	698	1,026
Purchase of intangibles	**(98)**	(192)	(380)
Investment in financial assets	**(15)**	(1,168)	(455)
Investment in equity accounted investments	**(71)**	(44)	(84)
Cash outflows from investing activities	**(12,277)**	(16,916)	(22,318)
Proceeds from sale of property, plant and equipment	**66**	66	2,274
Proceeds from sale of intangibles	**8**	–	–
Proceeds from financial assets	**445**	904	221
Proceeds from divestment of subsidiaries, operations and joint operations, net of their cash	**256**	812	502
Proceeds from sale or partial sale of equity accounted investments	**–**	–	1,700
Net investing cash flows from continuing operations	**(11,502)**	(15,134)	(17,621)
Net investing cash flows from discontinued operations	**(1,066)**	(700)	(1,105)
Cash disposed of on demerger of South32	**(586)**	–	–
Net investing cash flows	**(13,154)**	(15,834)	(18,726)
Financing activities			
Proceeds from interest bearing liabilities	**3,440**	6,000	9,143
(Settlements)/proceeds from debt related instruments	**(33)**	37	14
Repayment of interest bearing liabilities	**(4,135)**	(7,048)	(1,902)
Proceeds from ordinary shares	**9**	14	12
Contributions from non-controlling interests	**53**	1,435	73
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts	**(355)**	(368)	(445)
Dividends paid	**(6,498)**	(6,387)	(6,167)
Dividends paid to non-controlling interests	**(554)**	(119)	(778)
Net financing cash flows from continuing operations	**(8,073)**	(6,436)	(50)
Net financing cash flows from discontinued operations	**(203)**	(32)	(148)
Net financing cash flows	**(8,276)**	(6,468)	(198)
Net (decrease)/increase in cash and cash equivalents from continuing operations	**(1,781)**	2,070	1,346
Net increase/(decrease) in cash and cash equivalents from discontinued operations	**233**	992	(116)
Cash and cash equivalents, net of overdrafts, at beginning of period	**8,752**	5,667	4,454
Cash disposed of on demerger of South32	**(586)**	–	–
Foreign currency exchange rate changes on cash and cash equivalents	**(5)**	23	(17)
Cash and cash equivalents, net of overdrafts, at end of period	**6,613**	8,752	5,667

The accompanying notes form part of this financial information.

34

BHP Billiton Results for the year ended 30 June 2015

Consolidated Statement of Changes in Equity for the year ended 30 June 2015

For the year ended 30 June 2015 US$M	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity
	Attributable to members of the BHP Billiton Group							
Balance as at 1 July 2014	**1,186**	**1,069**	**(587)**	**2,927**	**74,548**	**79,143**	**6,239**	**85,382**
Profit after taxation	–	–	–	–	1,910	1,910	968	2,878
Other comprehensive income:								
Net valuation (losses)/gains on available for sale investments taken to equity	–	–	–	(27)	–	(27)	6	(21)
Net valuation gains on available for sale investments transferred to the income statement	–	–	–	(115)	–	(115)	–	(115)
Losses on cash flow hedges taken to equity	–	–	–	(1,797)	–	(1,797)	–	(1,797)
Losses on cash flow hedges transferred to the income statement	–	–	–	1,815	–	1,815	–	1,815
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–	(2)	–	(2)	–	(2)
Actuarial losses on pension and medical schemes	–	–	–	–	(28)	(28)	–	(28)
Tax recognised within other comprehensive income	–	–	–	30	(17)	13	(1)	12
Total comprehensive income	**–**	**–**	**–**	**(96)**	**1,865**	**1,769**	**973**	**2,742**
Transactions with owners:								
Shares cancelled	–	(12)	501	12	(501)	–	–	–
Purchase of shares by ESOP Trusts	–	–	(355)	–	–	(355)	–	(355)
Employee share awards exercised net of employee contributions and other adjustments	–	–	363	(461)	101	3	–	3
Employee share awards forfeited	–	–	–	(13)	13	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	247	–	247	–	247
Distribution to option holders	–	–	–	(1)	–	(1)	(1)	(2)
Dividends	–	–	–	–	(6,596)	(6,596)	(639)	(7,235)
In specie dividend on demerger – refer to Note 6 Discontinued operations	–	–	–	–	(9,445)	(9,445)	–	(9,445)
Equity contributed	–	–	–	1	–	1	52	53
Transfers within equity on demerger	–	–	–	(59)	59	–	–	–
Conversion of controlled entities to equity accounted investments	–	–	2	–	–	2	(847)	(845)
Balance as at 30 June 2015	**1,186**	**1,057**	**(76)**	**2,557**	**60,044**	**64,768**	**5,777**	**70,545**

The accompanying notes form part of this financial information.

35

Financial Information

Consolidated Statement of Changes in Equity for the year ended 30 June 2015 (continued)

For the year ended 30 June 2014 US$M	Attributable to members of the BHP Billiton Group							
	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity
Balance as at 1 July 2013	1,186	1,069	(540)	1,970	66,982	70,667	4,624	75,291
Profit after taxation	–	–	–	–	13,832	13,832	1,392	15,224
Other comprehensive income:								
Net valuation losses on available for sale investments taken to equity	–	–	–	(15)	–	(15)	–	(15)
Net valuation gains on available for sale investments transferred to the income statement	–	–	–	(14)	–	(14)	–	(14)
Gains on cash flow hedges taken to equity	–	–	–	681	–	681	–	681
Gains on cash flow hedges transferred to the income statement	–	–	–	(678)	–	(678)	–	(678)
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–	(1)	–	(1)	–	(1)
Actuarial gains on pension and medical schemes	–	–	–	–	57	57	–	57
Tax recognised within other comprehensive income	–	–	–	3	12	15	–	15
Total comprehensive income	–	–	–	(24)	13,901	13,877	1,392	15,269
Transactions with owners:								
Purchase of shares by ESOP Trusts	–	–	(368)	–	–	(368)	–	(368)
Employee share awards exercised net of employee contributions	–	–	321	(221)	(91)	9	–	9
Employee share awards forfeited	–	–	–	(32)	32	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	247	–	247	–	247
Distribution to option holders	–	–	–	(2)	–	(2)	(2)	(4)
Dividends	–	–	–	–	(6,276)	(6,276)	(252)	(6,528)
Equity contributed	–	–	–	989	–	989	477	1,466
Balance as at 30 June 2014	1,186	1,069	(587)	2,927	74,548	79,143	6,239	85,382

The accompanying notes form part of this financial information.

36

BHP Billiton Results for the year ended 30 June 2015

Consolidated Statement of Changes in Equity for the year ended 30 June 2015 (continued)

For the year ended 30 June 2013	Attributable to members of the BHP Billiton Group							
US$M	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity
Balance as at 1 July 2012	1,186	1,069	(533)	1,912	61,892	65,526	3,789	69,315
Profit after taxation	–	–	–	–	11,223	11,223	1,597	12,820
Other comprehensive income:								
Net valuation (losses)/gains on available for sale investments taken to equity	–	–	–	(103)	–	(103)	2	(101)
Net valuation gains on available for sale investments transferred to the income statement	–	–	–	(1)	–	(1)	–	(1)
Gains on cash flow hedges taken to equity	–	–	–	223	–	223	–	223
Losses on cash flow hedges transferred to the income statement	–	–	–	73	–	73	–	73
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–	2	–	2	–	2
Actuarial gains on pension and medical schemes	–	–	–	–	60	60	1	61
Tax recognised within other comprehensive income	–	–	–	(117)	26	(91)	(1)	(92)
Total comprehensive income	–	–	–	77	11,309	11,386	1,599	12,985
Transactions with owners:								
Purchase of shares by ESOP Trusts	–	–	(445)	–	–	(445)	–	(445)
Employee share awards exercised net of employee contributions	–	–	438	(243)	(178)	17	–	17
Employee share awards forfeited	–	–	–	(17)	17	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	210	–	210	–	210
Issue of share options to non-controlling interests	–	–	–	49	–	49	–	49
Dividends	–	–	–	–	(6,076)	(6,076)	(837)	(6,913)
Equity contributed	–	–	–	–	–	–	73	73
Divestment of equity accounted investment	–	–	–	(18)	18	–	–	–
Balance as at 30 June 2013	1,186	1,069	(540)	1,970	66,982	70,667	4,624	75,291

The accompanying notes form part of this financial information.

37

Financial Information
Notes to the Financial Information
1. Segment reporting
The Group operates four Businesses aligned with the commodities which we extract and market, reflecting the structure used by the Group’s management to assess the performance of the Group.
Reportable segment Principal activities
Petroleum and Potash Exploration, development and production of oil and gas Potash pre-development
Copper Mining of copper, silver, lead, zinc, molybdenum, uranium and gold
Iron Ore Mining of iron ore
Coal Mining of metallurgical coal and thermal (energy) coal
The segment reporting information excludes discontinued operations, being BHP Billiton’s former interests in its integrated Aluminium business, Manganese business and the Cerro Matoso nickel operation, Energy Coal South Africa, Illawarra metallurgical coal and the Cannington silver-lead-zinc mine. Comparative periods have also been restated.
Group and unallocated items includes Group Functions, other unallocated operations including Nickel West (previously disclosed in the former Aluminium, Manganese and Nickel Business demerged with South32) and consolidation adjustments.
Exploration and technology activities are recognised within relevant segments. It is the Group’s policy that inter-segment sales are made on a commercial basis.

BHP Billiton Results for the year ended 30 June 2015
1. Segment reporting (continued)
Year ended 30 June 2015 US$M Petroleum and Potash Copper Iron Ore Coal Group and unallocated items/eliminations(f) BHP Billiton Group
Revenue
Group production 10,912 10,500 14,438 5,878 1,395 43,123
Third party products 69 953 76 7 74 1,179
Rendering of services 199 – 135 – – 334
Inter-segment revenue 267 – 104 – (371) –
Total revenue(a) 11,447 11,453 14,753 5,885 1,098 44,636
Underlying EBITDA(b) 7,023 5,205 8,648 1,242 (266) 21,852
Depreciation and amortisation (4,744) (1,545) (1,698) (875) (296) (9,158)
Impairment (losses)/reversals (477) (307) (18) (19) (7) (828)
Underlying EBIT(b) 1,802 3,353 6,932 348 (569) 11,866
Comprising:
Group production 1,801 3,155 6,571 347 (570) 11,304
Third party products 1 23 (10) – – 14
Share of operating profit of equity accounted investments – 175 371 1 1 548
Underlying EBIT(b) 1,802 3,353 6,932 348 (569) 11,866
Net finance costs(c) (614)
Exceptional items(d) (3,196)
Profit before taxation 8,056
Capital expenditure 5,359 3,822 1,930 729 107 11,947
Investments accounted for using the equity method(e) 287 1,422 1,044 956 3 3,712
Total assets(e) 43,183 26,340 26,808 14,182 14,067 124,580
Total liabilities(e) 6,896 2,639 2,854 2,413 39,233 54,035

Financial Information
1. Segment reporting (continued)
Year ended 30 June 2014 US$M Restated Petroleum and Potash Copper Iron Ore Coal Group and unallocated items/eliminations(f) BHP Billiton Group
Revenue
Group production 14,022 11,759 20,883 6,536 1,603 54,803
Third party products 437 1,030 130 27 93 1,717
Rendering of services 112 – 130 – – 242
Inter-segment revenue 262 – 213 – (475) –
Total revenue(a) 14,833 12,789 21,356 6,563 1,221 56,762
Underlying EBITDA(b) 9,615 6,127 13,531 1,258 (239) 30,292
Depreciation and amortisation (3,951) (1,371) (1,464) (683) (247) (7,716)
Impairment (losses)/reversals (377) (88) 35 – (48) (478)
Underlying EBIT(b) 5,287 4,668 12,102 575 (534) 22,098
Comprising:
Group production 5,288 4,222 11,498 435 (545) 20,898
Third party products 3 8 (3) – 7 15
Share of operating profit of equity accounted investments (4) 438 607 140 4 1,185
Underlying EBIT(b) 5,287 4,668 12,102 575 (534) 22,098
Net finance costs(c) (914)
Exceptional items(d) 551
Profit before taxation 21,735
Capital expenditure 6,423 3,697 2,949 1,971 184 15,224
Investments accounted for using the equity method(e) 115 1,386 1,069 1,079 15 3,664
Total assets(e) 47,046 24,255 27,412 14,919 37,781 151,413
Total liabilities(e) 7,532 2,258 4,022 3,010 49,209 66,031

BHP Billiton Results for the year ended 30 June 2015

1. Segment reporting (continued)

Year ended 30 June 2013 US$M Restated	Petroleum and Potash	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[f]	BHP Billiton Group
Revenue						
Group production	12,951	12,472	18,331	6,566	2,098	52,418
Third party products	175	700	86	8	254	1,223
Rendering of services	98	–	121	–	–	219
Inter-segment revenue	–	–	55	–	(55)	–
Total revenue[a]	13,224	13,172	18,593	6,574	2,297	53,860
Underlying EBITDA[b]	8,910	6,239	12,113	950	(103)	28,109
Depreciation and amortisation	(3,068)	(1,157)	(917)	(526)	(399)	(6,067)
Impairment (losses)/reversals	(206)	(49)	(87)	–	(20)	(362)
Underlying EBIT[b]	5,636	5,033	11,109	424	(522)	21,680
Comprising:						
Group production	5,616	4,575	10,565	281	(563)	20,474
Third party products	11	3	31	2	17	64
Share of operating profit of equity accounted investments	9	455	513	141	24	1,142
Underlying EBIT[b]	5,636	5,033	11,109	424	(522)	21,680
Net finance costs[c]						(1,149)
Exceptional items[d]						297
Profit before taxation						20,828
Capital expenditure	7,675	3,891	5,979	3,136	423	21,104
Investments accounted for using the equity method[e]	130	1,351	1,044	1,150	–	3,675
Total assets[e]	44,383	22,214	25,877	13,589	33,115	139,178
Total liabilities[e]	6,858	2,346	3,751	2,957	47,975	63,887

(a) Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations described in footnote f.

(b) Underlying EBIT is earnings before net finance costs, taxation expense, discontinued operations and any exceptional items. Underlying EBIT is reported net of the Group's share of net finance costs and taxation expense of equity accounted investments. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation.

(c) Refer to note 4 Net finance costs.

(d) Refer to note 2 Exceptional items.

(e) Total segment assets and liabilities of Businesses represents operating assets net of operating liabilities including the carrying amount of equity accounted investments and predominantly excludes cash balances, interest bearing liabilities and deferred tax balances. The carrying value of investments accounted for using the equity method represents the balance of the Group's investment in equity accounted investments, with no adjustment for any cash balances, interest bearing liabilities and deferred tax balances of the equity accounted investment

(f) Includes other unallocated operations including Nickel West (previously disclosed in the former Aluminium, Manganese and Nickel Business) and consolidation adjustments. Total assets, total liabilities and investments accounted for using the equity method include discontinued operation balances for the year ended 30 June 2014 and for the year ended 30 June 2013.

41

Financial Information

2. Exceptional items

Exceptional items are those items where their nature and amount is considered material to the financial statements. Such items included within the Group's profit for the year from continuing operations are detailed below and exceptional items attributable to discontinued operations are detailed in note 6 Discontinued operations.

Year ended 30 June 2015	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Impairment of Onshore US assets	(2,787)	829	(1,958)
Impairment of Nickel West assets	(409)	119	(290)
Repeal of Minerals Resource Rent Tax legislation[(a)]	–	(698)	(698)
	(3,196)	**250**	**(2,946)**

(a) Includes amounts attributable to non-controlling interests of US$(12) million.

Impairment of Onshore US assets

The Group recognised an impairment charge of US$1,958 million (after tax benefit) in relation to its Onshore US assets. The gas focused Hawkville field accounts for the substantial majority of this charge reflecting its geological complexity, product mix, acreage relinquishments and amended development plans. The remainder relates to the impairment of goodwill associated with the Petrohawk acquisition.

Impairment of Nickel West assets

On 12 November 2014, the Group announced that the review of its Nickel West business was complete and the preferred option, the sale of the business, was not achieved on an acceptable basis. As a result of operational decisions made subsequent to the conclusion of this process, an impairment charge of US$290 million (after tax benefit) was recognised in the year ended 30 June 2015.

Repeal of Minerals Resource Rent Tax legislation

The legislation to repeal the Minerals Resource Rent Tax (MRRT) in Australia took effect on 30 September 2014. As a result, the Group derecognised a MRRT deferred tax asset of US$809 million and corresponding taxation charges of US$698 million related to continuing operations and US$111 million related to discontinued operations (refer note 6) were recognised in the year ended 30 June 2015.

Year ended 30 June 2014	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Sale of Pinto Valley	551	(166)	385
	551	**(166)**	**385**

Sale of Pinto Valley

On 11 October 2013, the Group announced it had completed the sale of its Pinto Valley mining operation for cash consideration of US$653 million, after working capital adjustments. A gain on sale of US$385 million (after tax expense) was recognised in the year ended 30 June 2014.

42

BHP Billiton Results for the year ended 30 June 2015

2. Exceptional items (continued)

Year ended 30 June 2013	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Sale of Yeelirrie uranium deposit	420	–	420
Sale of Richards Bay Minerals	1,212	(183)	1,029
Sale of diamonds business	(97)	(42)	(139)
Sale of East and West Browse Joint Ventures	1,539	(188)	1,351
Impairment of Nickel West assets	(1,698)	454	(1,244)
Impairment of Permian Basin assets	(266)	99	(167)
Other impairments arising from capital project review	(971)	291	(680)
Newcastle steelworks rehabilitation	158	(47)	111
	297	**384**	**681**

Sale of Yeelirrie uranium deposit

On 27 August 2012, the Group announced the sale of its wholly owned Yeelirrie uranium deposit and the transaction was completed on 19 December 2012. A gain on sale of US$420 million was recognised in the year ended 30 June 2013, while the associated tax expense was offset by the recognition of deferred tax benefits on available tax losses of US$126 million.

Sale of Richards Bay Minerals

On 7 September 2012, the Group announced it had completed the sale of its 37.76 per cent effective interest in Richards Bay Minerals. A gain on sale of US$1,029 million (after tax expense) was recognised in the year ended 30 June 2013.

Sale of diamonds business

On 13 November 2012, the Group announced the sale of its diamonds business, comprising its interests in the EKATI Diamond Mine and Diamond Marketing operations. The transaction was completed on 10 April 2013 for an aggregate cash consideration of US$553 million (after adjustments). An impairment charge of US$139 million (after tax expense) was recognised based on the final consideration.

Sale of East and West Browse Joint Ventures

On 12 December 2012, the Group signed a definitive agreement to sell its 8.33 per cent interest in the East Browse Joint Venture and 20 per cent interest in the West Browse Joint Venture. A gain on sale of US$1,539 million was recognised in the year ended 30 June 2013. The associated tax expense of US$462 million was partly offset by the recognition of deferred tax benefits on available tax losses of US$241 million and the derecognition of deferred tax liabilities of US$33 million. The transaction was completed on 7 June 2013.

43

Financial Information

2. Exceptional items (continued)

Impairment of Nickel West assets

As a result of expected continued strength in the Australian dollar and weak nickel prices, the Group recognised an impairment charge of US$1,244 million (after tax benefit) in the year ended 30 June 2013.

Impairment of Permian Basin assets

An impairment charge of US$167 million (after tax benefit) was recognised as the performance of specific evaluation wells in certain areas of the Permian Basin (US) do not support economic development.

Other impairments arising from capital project review

In the year ended 30 June 2013, WAIO refocused its attention on the capital-efficient expansion opportunity that exists within the Port Hedland inner harbour and all early works associated with the outer harbour development option were suspended. This revision to the WAIO development sequence and the change in status of other minor capital projects across the Group has resulted in the recognition of impairment charges of US$604 million (after tax benefit) and other restructuring costs of US$76 million (after tax benefit) in the year ended 30 June 2013.

Newcastle steelworks rehabilitation

The Group recognised a decrease of US$158 million (before tax expense) to its rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). This followed the completion of the Hunter River Remediation Project and reaching agreement with the Environment Protection Authority in March 2013 regarding the necessary scope of work to repeal the Environmental Classification at Steel River.

3. Interests in associates and joint venture entities

Major shareholdings in associates and joint venture entities	Ownership interest at BHP Billiton Group reporting date[a]			Share of operating profit of equity accounted investments		
	30 June 2015 %	30 June 2014 %	30 June 2013 %	Year ended 30 June 2015 US$M	Year ended 30 June 2014 US$M	Year ended 30 June 2013 US$M
Carbones del Cerrejón LLC	**33.33**	33.33	33.33	**(20)**	115	117
Compañia Minera Antamina SA	**33.75**	33.75	33.75	**229**	476	531
Samarco Mineração SA	**50**	50	50	**371**	607	513
Other[b]				**(32)**	(13)	(19)
Total				**548**	1,185	1,142

(a) The ownership interest at the Group's and the associates and joint venture entities' reporting dates are the same. When the annual financial reporting date is different to the Group's, financial information is obtained as at 30 June in order to report on a basis consistent with the Group's reporting date.

(b) Includes the Group's effective interest in the Newcastle Coal Infrastructure Group Pty Limited (ownership interest 35.5 per cent; 30 June 2014: 35.5 per cent; 30 June 2013: 35.5 per cent) and other immaterial equity accounted investments.

44

BHP Billiton Results for the year ended 30 June 2015

4. Net finance costs

	Year ended 30 June 2015 US$M	Year ended 30 June 2014 US$M	Year ended 30 June 2013 US$M
Financial expenses			
Interest on bank loans and overdrafts	**9**	11	12
Interest on all other borrowings[a]	**517**	657	954
Finance lease and hire purchase interest	**25**	19	7
Discounting on provisions and other liabilities	**333**	338	335
Net interest expense on post-retirement employee benefits	**15**	11	7
Interest capitalised[b]	**(148)**	(182)	(290)
Fair value change on hedged loans	**372**	328	(505)
Fair value change on hedging derivatives	**(358)**	(292)	489
Fair value change on non-hedging derivatives[c]	**–**	101	183
Exchange variations on net debt[d]	**(63)**	4	37
	702	995	1,229
Financial income			
Interest income	**(88)**	(81)	(80)
	(88)	(81)	(80)
Net finance costs	**614**	914	1,149

(a) Interest on all other borrowings in the year ended 30 June 2015 includes net interest income of US$67 million (30 June 2014: expense of US$116 million; 30 June 2013: expense of US$172 million) with respect to Petrohawk Senior Notes, which included gains of US$80 million on the early redemption of notes in August 2014 (30 June 2014: gains of US$24 million on the early redemption of notes in February 2014; 30 June 2013: nil).

(b) Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the year ended 30 June 2015, the capitalisation rate was 1.94 per cent (30 June 2014: 1.82 per cent; 30 June 2013: 2.24 per cent).

(c) Fair value change on non-hedging derivatives in the year ended 30 June 2014 includes unrealised fair value changes of US$101 million on non-hedging derivatives used to manage interest rate risk (30 June 2013: US$183 million). No such derivatives existed in the current period.

(d) Exchange variations on net debt in year ended 30 June 2015 predominantly comprises revaluations of US$109 million on non-USD finance leases (30 June 2014: US$24 million; 30 June 2013: nil).

45

Financial Information

5. Taxation

	Year ended 30 June 2015 US$M	Year ended 30 June 2014 US$M	Year ended 30 June 2013 US$M
Taxation expense attributed to geographical jurisdiction:			
UK taxation (benefit)/expense	**(38)**	(43)	83
Australian taxation expense	**3,548**	4,712	4,394
Overseas taxation expense	**156**	2,111	2,219
Total taxation expense[(a)]	**3,666**	6,780	6,696

	Year ended 30 June 2015 US$M	Year ended 30 June 2014 US$M	Year ended 30 June 2013 US$M
Total taxation expense comprises:			
Income tax expense			
Income tax expense	**2,762**	6,266	5,646
	2,762	6,266	5,646
Total royalty-related taxation (net of income tax benefit)[(b)]			
Minerals Resource Rent Tax expense/(benefit)	**463**	(198)	179
Other royalty-related taxation expense	**441**	712	871
	904	514	1,050
Total taxation expense	**3,666**	6,780	6,696

(a) Total taxation expense including royalty-related taxation, exceptional items and exchange rate movements, was US$3,666 million, representing an effective tax rate of 45.5 per cent (30 June 2014: 31.2 per cent; 30 June 2013: 32.1 per cent). Exchange rate movements increased taxation expense by US$339 million, representing an increase in the effective tax rate of 4.2 per cent (30 June 2014: decrease of US$34 million and 0.2 per cent; 30 June 2013: increase of US$134 million and 0.6 per cent). Exceptional items, as described in note 2, decreased taxation expense by US$250 million (30 June 2014: increase of US$166 million; 30 June 2013: decrease of US$384 million).

(b) Government imposed royalty arrangements calculated by reference to profits, including MRRT, are reported as royalty-related taxation. Total royalty-related taxation contributed to taxation expense of US$904 million resulting in an increase in the effective tax rate of 11.2 per cent (30 June 2014: contribution of US$514 million and 2.4 per cent; 30 June 2013: contribution of US$1,050 million and 5.0 per cent). The MRRT contributed to taxation expense of US$463 million in the period (30 June 2014: reduction of US$198 million; 30 June 2013: contribution of US$179 million). This included an exceptional item of US$698 million tax expense for the derecognition of deferred tax assets upon the repeal of the MRRT legislation in Australia (30 June 2014: nil; 30 June 2013: nil). Refer to note 2.

46

BHP Billiton Results for the year ended 30 June 2015

6. Discontinued operations

On 25 May 2015 the Group announced that it completed the demerger of a selection of its aluminium, coal, manganese, nickel and silver assets to create an independent metals and mining company, South32[(a)]. This included BHP Billiton's interests in its integrated Aluminium business, Manganese business and the Cerro Matoso nickel operation, Energy Coal South Africa, Illawarra metallurgical coal and the Cannington silver-lead-zinc mine.

The contribution of discontinued operations included within the Group's profit until the loss of control is detailed below.

Income statement – discontinued operations

	Year ended 30 June 2015 US$M	Year ended 30 June 2014 US$M	Year ended 30 June 2013 US$M
Revenue			
Group production	**7,007**	9,182	10,430
Third party products	**624**	1,262	1,663
Revenue	**7,631**	10,444	12,093
Other income	**225**	299	143
Expenses excluding net finance costs	**(6,582)**	(9,990)	(13,211)
Share of operating profit of equity accounted investments	**(24)**	10	–
Profit/(loss) from operations	**1,250**	763	(975)
Comprising:			
Group production	**1,213**	734	(1,038)
Third party products	**37**	29	63
	1,250	763	(975)
Financial expenses	**(74)**	(278)	(155)
Financial income	**26**	16	28
Net finance costs	**(48)**	(262)	(127)
Profit/(loss) before taxation	**1,202**	501	(1,102)
Income tax expense	**(464)**	(272)	(68)
Royalty-related taxation (net of income tax benefit)	**(96)**	40	(142)
Total taxation expense	**(560)**	(232)	(210)
Profit/(loss) after taxation from operating activities	**642**	269	(1,312)
Net loss on demerger of South32 after taxation	**(2,154)**	–	–
(Loss)/profit after taxation	**(1,512)**	269	(1,312)
Attributable to non-controlling interests	**61**	85	163
Attributable to members of BHP Billiton Group	**(1,573)**	184	(1,475)
Basic (loss)/earnings per ordinary share (US cents)	**(29.6)**	3.5	(27.7)
Diluted (loss)/earnings per ordinary share (US cents)	**(29.5)**	3.4	(27.6)

The total comprehensive income attributable to members of BHP Billiton Group from discontinued operations was a loss of US$1,685 million (2014: profit of US$164 million, 2013: loss of US$1,569 million).

(a) The legal entities that were demerged are disclosed in section 15.12 of the South32 Limited ASX Information Memorandum released to the exchanges on 17 March 2015.

47

Financial Information
6. Discontinued operations (continued)
Cash flows from discontinued operations
Year ended Year ended Year ended
30 June 2015 30 June 2014 30 June 2013
US$M US$M US$M
Net operating cash flows 1,502 1,724 1,137
Net investing cash flows (1,066) (700) (1,105)
Net financing cash flows (203) (32) (148)
Net increase/(decrease) in cash and cash equivalents from discontinued operations 233 992 (116)
Cash disposed of on demerger of South32 (586) – –
Net (decrease)/increase in cash and cash equivalents (353) 992 (116)
Loss on demerger of discontinued operations
Details of the net loss on demerger are described below:
2015
US$M
Assets
Cash and cash equivalents 586
Trade and other receivables 1,198
Other financial assets 470
Investments accounted for using the equity method 1,643
Inventories 1,073
Property, plant and equipment 9,622
Intangible assets 328
Deferred tax assets 142
Others 66
Total assets 15,128
Liabilities
Trade and other payables 811
Interest bearing liabilities 1,085
Provisions 1,916
Others 6
Total liabilities 3,818
Net assets demerged 11,310
Less non-controlling interest share of net liabilities disposed 1
BHP Billiton share of net assets demerged 11,311
Fair value of South32 shares - in specie dividend 9,445
Reclassification of financial asset and foreign currency translation reserves of South32 to income statement 71
Loss on demerger (1,795)
Transaction costs (586)
Loss on demerger net of transaction costs before taxation (2,381)
Income tax benefit 62
Loss on demerger net of transaction costs after taxation (2,319)
Gain on loss of control of Manganese business 2,146
Impairment of South32 assets upon classification as held for distribution (after tax benefit) (1,749)
Derecognition of deferred tax assets (232)
Net loss on demerger of South32 (2,154)

BHP Billiton Results for the year ended 30 June 2015

6. Discontinued operations (continued)

Exceptional Items – discontinued operations

Exceptional items are those items where their nature and amount is considered material to the financial statements. Items related to discontinued operations included within the Group's profit are detailed below.

Year ended 30 June 2015	Gross US$M	Tax US$M	Net US$M
Gain on loss of control of Manganese business	2,146	–	2,146
Impairment of South32 assets upon classification as held for distribution	(1,897)	148	(1,749)
Loss on demerger net of transaction costs	(2,381)	62	(2,319)
Derecognition of deferred tax assets	–	(232)	(232)
Repeal of Minerals Resource Rent Tax legislation	–	(111)	(111)
	(2,132)	**(133)**	**(2,265)**

Gain on loss of control of Manganese business

In contemplation of the demerger, BHP Billiton and Anglo American agreed to make certain changes to the agreement which governs their interests in the Manganese business. The changes resulted in BHP Billiton and Anglo American agreeing to share joint control of the Manganese business. On 2 March 2015, BHP Billiton ceased consolidation of the Manganese business and accounted for its 60 per cent interest as an equity accounted joint venture. The remeasurement at fair value at that date gave rise to a gain of US$2,146 million. There were no tax consequences arising from the remeasurement of the Manganese business.

Impairment of South32 assets upon classification as held for distribution

As the fair value of South32 shares, determined by reference to the Australian Securities Exchange volume weighted average price over the first five days of trading, was less than the book value of the assets distributed, the Group considered whether any of the assets within South32 were impaired at the time they became held for distribution. The Group recognised an impairment of US$1,358 million (after tax benefit) for its Manganese business due to the fall in the price of Manganese and an impairment of US$391 million (after tax benefit) at the Wolvekrans Middelburg complex (WMC) within Energy Coal South Africa due to a decline in export prices and a new rail agreement negatively impacting volumes.

Loss on demerger net of transaction costs

The Group recognised the demerger in the financial statements as a dividend, reducing retained earnings by the fair value of South32's shares. The US$1,795 million loss on demerger is the difference between the fair value of South32's shares and the book value of the assets distributed and the reclassification of reserves relating to South32 to the income statement. Transaction costs of US$524 million (after tax benefit) comprised stamp duty, professional fees and separation and establishment costs.

Derecognition of deferred tax assets

The Group derecognised deferred tax assets as a result of internal structuring transactions of South32 assets into the demerged entity.

Repeal of Minerals Resource Rent Tax legislation

The legislation to repeal the Minerals Resource Rent Tax (MRRT) in Australia took effect on 30 September 2014. As a result, the Group derecognised an MRRT deferred tax asset (net of income tax consequences) of which US$111 million related to South32 assets. A corresponding taxation charge of US$111 million was recognised in the period.

49

Financial Information
6. Discontinued operations (continued)
There were no exceptional items related to discontinued operations for the year ended 30 June 2014.
Items related to discontinued operations included within the Group’s profit for the year ended 30 June 2013 are detailed below.
Gross Tax Net
Year ended 30 June 2013 US$M US$M US$M
Impairment of Worsley assets (2,190) 559 (1,631)
Other impairments (35) – (35)
(2,225) 559 (1,666)
Impairment of Worsley assets
The Group recognised an impairment of assets at Worsley as a result of expected continued strength in the Australian dollar and weak alumina prices. A total impairment charge of US$1,631 million (after tax benefit) was recognised in the year ended 30 June 2013.
Other impairments
The Group reviewed the status of a minor capital project at the Cerro Matoso nickel operation which resulted in the recognition of impairment charges of US$35 million (after tax benefit) in the year ended 30 June 2013.

BHP Billiton Results for the year ended 30 June 2015
7. Earnings per share
Year ended 30 June 2015 Continuing Discontinued Total
operations operations
Basic earnings/(loss) per ordinary share (US cents) 65.5 (29.6) 35.9
Diluted earnings/(loss) per ordinary share (US cents) 65.3 (29.5) 35.8
Basic earnings/(loss) per American Depositary Share (ADS) (US cents)(a) 131.0 (59.2) 71.8
Diluted earnings/(loss) per American Depositary Share (ADS) (US cents)(a) 130.6 (59.0) 71.6
Basic earnings/(loss) (US$M) 3,483 (1,573) 1,910
Diluted earnings/(loss) (US$M) 3,483 (1,573) 1,910
Year ended 30 June 2014 Continuing Discontinued Total
operations operations
Basic earnings per ordinary share (US cents) 256.5 3.5 260.0
Diluted earnings per ordinary share (US cents) 255.7 3.4 259.1
Basic earnings per American Depositary Share (ADS) (US cents)(a) 513.0 7.0 520.0
Diluted earnings per American Depositary Share (ADS) (US cents)(a) 511.4 6.8 518.2
Basic earnings (US$M) 13,648 184 13,832
Diluted earnings (US$M) 13,648 184 13,832
Year ended 30 June 2013 Continuing Discontinued Total
operations operations
Basic earnings/(loss) per ordinary share (US cents) 238.6 (27.7) 210.9
Diluted earnings/(loss) per ordinary share (US cents) 237.8 (27.6) 210.2
Basic earnings/(loss) per American Depositary Share (ADS) (US cents)(a) 477.2 (55.4) 421.8
Diluted earnings/(loss) per American Depositary Share (ADS) (US cents)(a) 475.6 (55.2) 420.4
Basic earnings/(loss) (US$M) 12,698 (1,475) 11,223
Diluted earnings/(loss) (US$M) 12,698 (1,475) 11,223
The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:
Year ended Year ended Year ended
30 June 2015 30 June 2014 30 June 2013
Million Million Million
Weighted average number of shares
Basic earnings per ordinary share denominator(b) 5,318 5,321 5,322
Shares and options contingently issuable under employee share ownership plans(c) 15 17 18
Diluted earnings per ordinary share denominator(d) 5,333 5,338 5,340
(a) Each American Depositary Share represents two ordinary shares.
(b) The calculation of the number of ordinary shares used in the computation of basic earnings per share is the aggregate of the weighted average number of ordinary shares of BHP Billiton Limited and BHP Billiton Plc outstanding during the period after deduction of the number of shares held by the Billiton Employee Share Ownership Plan Trust and the BHP Billiton Limited Employee Equity Trust.
(c) Included in the calculation of fully diluted earnings per share are shares contingently issuable under Employee Share Ownership Plans.
(d) Diluted earnings per share calculation excludes 160,116 of instruments (2014: 183,181; 2013: 357,498) which are considered antidilutive.

Financial Information

8. Dividends

	Year ended 30 June 2015 US$M	Year ended 30 June 2014 US$M	Year ended 30 June 2013 US$M
Dividends paid/payable during the period			
BHP Billiton Limited	**3,983**	3,793	3,662
BHP Billiton Plc – Ordinary shares	**2,613**	2,483	2,404
– Preference shares[(a)]	**–**	–	–
	6,596	6,276	6,066
Dividends determined in respect of the period			
BHP Billiton Limited	**3,982**	3,887	3,721
BHP Billiton Plc – Ordinary shares	**2,617**	2,555	2,446
– Preference shares[(a)]	**–**	–	–
	6,599	6,442	6,167

	Year ended 30 June 2015 US cents	Year ended 30 June 2014 US cents	Year ended 30 June 2013 US cents
Dividends paid during the period (per share)			
Prior year final dividend	**62.0**	59.0	57.0
Interim dividend	**62.0**	59.0	57.0
	124.0	118.0	114.0
Dividends determined in respect of the period (per share)			
Interim dividend	**62.0**	59.0	57.0
Final dividend	**62.0**	62.0	59.0
	124.0	121.0	116.0

Dividends are determined after period end in the announcement of the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to year-end, on 25 August 2015, BHP Billiton determined a final dividend of 62.0 US cents per share (US$3,301 million), which will be paid on 29 September 2015 (30 June 2014: final dividend of 62.0 US cents per share – US$3,301 million; 30 June 2013: final dividend of 59.0 US cents per share – US$3,147 million).

Each American Depositary Share (ADS) represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc. Dividends determined on each ADS represent twice the dividend determined on BHP Billiton ordinary shares.

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2015 US$M	2014 US$M	2013 US$M
Franking credits as at 30 June	**11,295**	13,419	10,516
Franking (debits)/credits arising from the (refund)/payment of current tax	**(428)**	(29)	824
Total franking credits available [(b)]	**10,867**	13,390	11,340

(a) 5.5 per cent dividend on 50,000 preference shares of £1 each determined and paid annually (30 June 2014: 5.5 per cent; 30 June 2013: 5.5 per cent.

(b) The payment of the final 2015 dividend determined after 30 June 2015 will reduce the franking account balance by US$853 million.

52

BHP Billiton Results for the year ended 30 June 2015
9. Subsequent events
Other than the matters outlined elsewhere in this financial information, no matters or circumstances have arisen since the end of the year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

Financial Information
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bhpbilliton
resourcing the future
Reserves and resources update

Reserves and resources update
Major reserves and resources changes
Petroleum reserves
BHP Billiton has confirmed a 535 MMboe decrease in proved oil, NGL and gas reserves in our Petroleum business, comprising 261 MMboe of production and 274 MMboe of other movements, to 1,908 MMboe as at 30 June 2015. The following table describes the approximate impact of the principal factors that affected the reserves during the 2015 financial year.
MMboe
Proved oil, NGL and gas reserves as at 30 June 2014 2,443
Production of 261 MMboe, including 5 MMboe of fuel (261)
Other movements – Australia 62
Other movements – United States (344)
Other movements – Other regions(i) 8
Proved oil, NGL and gas reserves as at 30 June 2015 1,908
(i) Other regions comprise Algeria, Pakistan, Trinidad/Tobago and UK.
The increase in Australia reserves primarily reflects better than expected performance and new project additions. The decline in United States reserves primarily reflects the transfer of Onshore US reserves from proved to other non-proven categories, as required by the US Securities and Exchange Commission (SEC) regulations. This reflects lower commodity prices and the associated deferral of development activity in Onshore US, predominantly in our gas-rich Hawkville, Haynesville and Fayetteville fields. Under SEC regulatory definitions, the prescribed development timeframe for proved undeveloped reserves is five years.
Petroleum’s reserves are as of 30 June 2015 and have been estimated with deterministic methodology, with the exception of the North West Shelf gas operation in Australia where probabilistic methodology has been utilised to estimate and aggregate reserves for the reservoirs dedicated to the gas project only. The probabilistic based portion of these reserves totals 38 MMboe (total boe conversion is based on the following: 6,000 scf of natural gas equals 1 boe) and represents approximately two per cent of our total reported proved reserves. Aggregation of proved reserves beyond the field/project level has been performed by arithmetic summation. Due to portfolio effects, aggregates of proved reserves may be conservative. The custody transfer point(s) or point(s) of sale applicable for each field or project are the reference point for reserves.
The Petroleum Reserves Group (PRG) is a dedicated group that provides oversight of the reserves’ assessment and reporting processes. The manager of the PRG, Abhijit Gadgil, is a full-time employee of BHP Billiton and is the individual responsible for overseeing and supervising the preparation of the reserve estimates and compiling the information for inclusion in this Annual Report. He has an advanced degree in engineering and more than 30 years of diversified industry experience in reservoir engineering, reserves assessment, field development and technical management and is a 30-year member of the Society of Petroleum Engineers (SPE). He has also served on the Society of Petroleum Engineers Oil and Gas Reserves Committee. Mr Gadgil has the qualifications and experience required to act as a qualified petroleum reserves evaluator under the Australian Securities Exchange (ASX) Listing Rules. The estimates of petroleum reserves are based on, and fairly represent, information and supporting documentation prepared under the supervision of Mr Gadgil and he has reviewed and agrees with the reserves information included herein and has given his prior written consent for its publication. No part of the individual compensation for members of the PRG is dependent on reported reserves.

BHP Billiton Results for the year ended 30 June 2015

Escondida reserves

BHP Billiton has confirmed an 11 per cent increase in the Ore Reserves at Escondida (after mining depletion), compared to the previous estimate as at 30 June 2014 (Table 2). The increase reflects the inclusion of 90 km of infill drilling that has improved the geological confidence and therefore the conversion of Mineral Resources to Ore Reserves. Whilst this includes conversion from Probable Reserves to Proved Reserves, it also incorporates new Probable Reserves due to reclassification from Inferred Resources to Indicated Resources. The Ore Reserves increase was further supported by the copper commodity price protocol used in the Life of Asset plan. Additional information pertaining to the increase in Ore Reserves is contained in Appendix 1.

The Escondida Mineral Resources and Ore Reserves include the Escondida and Escondida Norte deposits that jointly provide ore feed to a concentrator and heap leach processing complex. These neighbouring deposits are centred on Eocene-aged feldspar porphyry bodies intruded into Palaeozoic and Mesozoic rhyolite and andesite volcanic units. Vertically extensive hypogene mineralisation (chalcopyrite with or without bornite) has been overprinted by sub-horizontal high-grade supergene enrichment (chalcocite with or without covellite). Oxidised brochantite with or without chalcocite occurs above the supergene enrichment zone.

The process for estimating the Mineral Resources is mature and the estimates are updated annually. The most recent estimates are based on a total of approximately 2,400 km of drilling in 7,600 holes. Core samples are hydraulically split and RC chips are riffle split. Samples are crushed to 90 per cent minus 10 mesh and pulverised to 95 per cent minus 150 mesh. Pulps (200 grams) are analysed by 3-acid digestion for total copper, iron and arsenic with Atomic Absorption Spectrometry (AAS). Acid soluble copper is analysed by sulphuric acid digestion and measured by AAS.

Resource estimation is performed by ordinary kriging using search criteria consistent with a geostatistical model developed individually for a number of constituents according to the appropriate geological controls. Mineral Resources are classified using an uncertainty model based on conditional simulation models that consider the spatial distribution and density of drill holes, the geological framework and copper grade continuity.

Long term mine planning and reserves definition is performed on an annual basis using the updated resources model as part of the planning cycle. The mine planning process is consistent year to year, but includes updated operational parameters as well as revised costs and commodity prices as defined by BHP Billiton.

Proprietary software is used to define the optimal economic extraction sequence by evaluating the resource models and incorporating economic parameters and geotechnical constraints to generate a series of nested pits modified from the Lerchs-Grossman algorithm. Net Present Value (NPV) optimal pushback (or mining phase) designs are developed by incorporating mine operational aspects, plant capacity, loading equipment and ore exposure in order to produce an optimised mining production plan. The selection and design options take into account both mines, and are based on the optimal economic sequence according to operational restrictions.

Ore Reserves classification is derived from the Mineral Resources classification, along with consideration of modifying factors. Key modifying factors, specifically those associated with Escondida's processing alternatives such as metallurgical recovery and plant throughput, are estimated within the resource block model and employed in the mine planning process. Approximate drill hole spacings, which are indicative of reserve classification and are calculated from the Ore Reserves model, are presented in Table 1.

Table 1: Nominal drill grid spacing for Ore Reserves classification

Classification	Oxide	Sulphide	Sulphide Leach
Proved (average)	30 x 30 m	50 x 50 m	60 x 60 m
Probable (average)	45 x 45 m	90 x 90 m	115 x 115 m

The cut-off grade used to differentiate waste from mineralisation is 0.30 per cent total copper for the Sulphide and Sulphide Leach reserves whereas the Oxide reserves are reported above 0.20 per cent acid soluble copper. These cut-off grades are based on break-even economic analysis and assume open-pit extraction and concentrator, Run Of Mine (ROM) or heap leach processing alternatives as per the current operation.

57

Reserves and resources update

Escondida operates two open pits with 15 m bench heights that jointly provide ore feed to concentrator plants and heap leach pads. The operation is a conventional shovel-truck combination with a selective mining unit of 25 m x 25 m x 15 m. Geological dilution is considered to be incorporated into the resource estimate via the block model. The fleet size is estimated based on the optimal production levels to maximise the NPV given the existing infrastructure and geotechnical parameters.

Copper in sulphide mineralisation is recovered through two existing processing options: high grade is treated by conventional flotation and concentration while lower grade is treated by a run of mine bio-leaching and subsequent solvent extraction (SX) and electrowinning (EW). Copper in oxide mineralisation is recovered through the existing acid leaching-SX-EW process plant. Metallurgical recoveries are estimated on a block by block basis using geostatistical techniques to interpolate laboratory test values derived from drill hole samples and are calibrated with operational data. Studies and operational experience both indicate that there are no deleterious elements within the ore mineralogy which pose significant risk to the processing, recovery and saleability of the product.

Table 2: Ore Reserves as at 30 June 2015 in 100% terms – reported in compliance with the ASX Listing Rules 2012[(i)]

		As at 30 June 2015							As at 30 June 2014			
Deposit	Ore Type	Proved	Reserves	Probable	Reserves	Total Reserves		Reserve Life[(ii)]	Total Reserves		Reserve Life[(ii)]	BHP Billiton Interest
Copper		Mt	%TCu	Mt	%TCu	Mt	%TCu	years	Mt	%TCu	years	%
Escondida[(iii)]	Oxide	105	0.81	42	0.63	147	0.76	54	145	0.80	52	57.5
	Sulphide	3,720	0.73	1,890	0.56	5,610	0.67		5,150	0.70		
	Sulphide Leach	1,880	0.46	770	0.41	2,640	0.45		2,260	0.44		

(i) Competent Person – A. Zuzunaga (MAusIMM).

The statement of Ore Reserves is presented on a 100 per cent basis, represents an estimate as at 30 June 2015, and is based on information compiled by the above named Competent Person. Mr. Zuzunaga is a full time employee of Minera Escondida Ltda., is a member of The Australasian Institute of Mining and Metallurgy, and has sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity he is undertaking to qualify as Competent Person as defined in the 2012 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves'. Mr. Zuzunaga consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

(ii) Inherent within the Reserve Life calculation were Oxide and Sulphide Leach which have a Reserve Life of 11 and 51 years respectively.

(iii) Tonnes and grade information has been rounded, hence small differences may be present in the totals.

Additional information is contained in Appendix 1.

58

BHP Billiton Results for the year ended 30 June 2015

Western Australia Iron Ore resources

BHP Billiton has confirmed a 15 per cent increase in the Mineral Resources at WAIO (after mining depletion) compared to the previous estimate as at 30 June 2014 (Table 4). The increase, of which 83 per cent is Brockman ore and 17 per cent is Marra Mamba ore, reflects the inclusion of 500 km of infill drilling which informed revised resource estimates and maiden resources. The maiden resource estimates have contributed 92 per cent of the increase, predominantly within the Inferred classification. BHP Billiton ownership averages 89 per cent but varies between 85 per cent and 100 per cent. Information pertaining to the orebodies that contribute to the increase in Mineral Resource is contained in Appendix 2.

WAIO is located within the Pilbara region of Western Australia. The geology of the region, comprising the Hamersley and North East Pilbara Provinces, has been extensively studied and is well documented based on mapping, exploratory drilling and mining. The Hamersley Group forms the central part of the Mt Bruce Supergroup and contains two iron bearing stratigraphic sequences, with major bedded ores hosted by the Brockman Iron Formation and Marra Mamba Iron Formation. The Nimingarra Iron Formation in the North East Pilbara hosts the Yarrie-Nimingarra iron ore deposits. Another important iron bearing sequence is the Marillana Formation which is a detrital derived Channel Iron Deposit currently mined at Yandi.

WAIO Mineral Resources contain the ore types: Brockman (BKM), Channel Iron Deposits (CID), Marra Mamba (MM) and Nimingarra (NIM).

Mineral Resource estimates are largely based upon three metre composite samples obtained from 140 millimetre Reverse Circulation (RC) drill holes and to a lesser extent 0.3 metre to three metre samples obtained from HQ3 and PQ3 type Diamond Drill holes and three metre samples obtained from 140 millimetre open Percussion holes.

RC and Percussion samples are either riffle or static cone split whereas diamond core is typically sampled as a whole. Samples are crushed to 90 per cent minus 2.8 millimetres and then pulverised to 95 per cent minus 0.16 millimetres. Pulp (200 grams) is then used for chemical analysis by X-Ray Fluorescence (XRF) for Fe, SiO2, Al2O3, P, MnO, CaO, K2O, MgO, S and TiO2 and Robotic Thermo-Gravimetric Analysis (ROBTGA) for Loss on Ignition (LOI).

Resource estimation is typically performed by Ordinary Kriging (OK) interpolation which uses search criteria consistent with geostatistical models separately developed for both Fe and associated deleterious elements such as SiO2, Al2O3 and P according to the appropriate geological controls. To a lesser extent some deposits contributing to Inferred Resources have been estimated using Inverse Distance Weighted (IDW) interpolation or Cross Sectional Area of Influence techniques reflecting data density.

Mineral Resources have been classified considering data density, data quality, geological continuity and/or complexity, estimation quality, weathering zones and proximity to the water table (Table 3).

Table 3. Nominal drill grid spacing for WAIO Mineral Resources category

Classification	BKM	CID	MM	NIM
Measured (average)	50x50 metres	50x50 metres	50x50 metres	30x30 metres
Indicated (average)	150x50 metres	150x50 metres	150x50 metres	120x60 metres
Inferred (maximum)	1200x100 metres	1200x100 metres	1200x100 metres	1200x120 metres

Typically, a 54 per cent Fe cut-off is used for resource reporting of Marra Mamba and Brockman Iron Formations, a 52 per cent Fe cut-off is used for Channel Iron Deposits and a 50 or 55 per cent Fe cut-off for deposits within the Nimingarra Formation. These cut-offs employed for the Pilbara Mineral Resources estimates are based on break-even economic analysis and assumed open pit extraction and processing by crushing and screening. It is reasonable to consider that all material above the Mineral Resource cut-off grade would be eligible for sale, either now or in the future as indicated by WAIO strategic mine planning.

59

Reserves and resources update

Table 4. Mineral Resources (inclusive of Ore Reserves) as at June 30 2015 in 100% terms – reported in compliance with the 2012 ASX Listing Rules[(i)]

As at 30 June 2015 | As at 30 June 2014

		Measured Resources						Indicated Resources						Inferred Resources						Total Resources (As at 30 June 2015)						Total Resources (As at 30 June 2014)						BHP Billiton interest
Commodity Deposit	Ore type	Mt	% Fe	% P	% SiO_2	% Al_2O_3	% LOI	Mt	% Fe	% P	% SiO_2	% Al_2O_3	% LOI	Mt	% Fe	% P	% SiO_2	% Al_2O_3	% LOI	Mt	% Fe	% P	% SiO_2	% Al_2O_3	% LOI	Mt	% Fe	% P	% SiO_2	% Al_2O_3	% LOI	%
Iron Ore																																
WAIO	BKM	1,300	62.4	0.12	3.6	2.3	4.2	4,600	60.0	0.14	4.8	2.5	6.1	12,000	59.2	0.14	5.4	2.7	6.5	18,000	59.6	0.14	5.1	2.6	6.2	15,000	59.5	0.14	5.1	2.7	6.3	89
	CID	930	56.2	0.05	6.3	1.9	10.8	360	56.4	0.06	6.3	2.3	10.3	950	54.8	0.06	6.8	2.9	11.1	2,200	55.6	0.05	6.5	2.4	10.9	2,200	55.8	0.05	6.4	2.3	10.8	
	MM	420	61.9	0.07	3.1	1.8	6.0	880	60.6	0.06	3.9	2.1	6.7	5,700	59.8	0.07	4.4	2.3	7.1	7,000	60.0	0.07	4.3	2.2	7.0	6,400	59.9	0.07	4.3	2.2	7.0	
	NIM	10	59.0	0.08	10.1	1.2	3.9	120	61.6	0.06	8.0	1.1	1.7	70	60.5	0.05	9.9	1.2	1.7	200	61.1	0.06	8.8	1.2	1.8	200	61.1	0.06	8.8	1.2	1.8	

(i) Competent Persons – P. Whitehouse (MAusIMM), M. Lowry (MAusIMM), M. Smith (MAusIMM), S. Whittaker (MAusIMM), R. Stimson (MAusIMM).

The statement of Mineral Resources is presented on a 100 per cent basis, represents an estimate as at 30 June 2015, and is based on information compiled by the above named Competent Persons. Mr. Whitehouse, Mr. Lowry, Mr. Smith, Mr. Whittaker and Mr. Stimson are full time employees of BHP Billiton Iron Ore Ltd, are members of The Australasian Institute of Mining and Metallurgy (AusIMM) and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as Competent Persons as defined in the 2012 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves'. Mr. Whitehouse, Mr. Lowry, Mr. Smith, Mr. Whittaker and Mr. Stimson consent to the inclusion in the report of the matters based on their information in the form and context in which it appear.

Additional information is contained in Appendix 2.

60

Appendix 1

Supporting document to the BHP Billiton Results Announcement for the year ended 30 June 2015.

Executive summary

Escondida and Escondida Norte

Table 1: Mineral Resources (inclusive of Ore Reserves) as at 30 June 2015 in 100 per cent terms – reported in compliance with the ASX Listing Rules 2012[i]

	As at 30 June 2015								As at 30 June 2014		
Ore Type	Measured Resources		Indicated Resources		Inferred Resources		Total Resources		Total Resources		BHP Billiton interest
	Mt	%TCu	Mt	%TCu	Mt	%TCu	Mt	%TCu	Mt	%TCu	%
Oxide	134	0.74	54	0.61	25	0.55	213	0.68	215	0.72	57.5
Mixed	78	0.66	65	0.48	60	0.43	203	0.53	206	0.58	
Sulphide	5,660	0.64	3,110	0.50	10,000	0.50	18,800	0.54	17,900	0.55	

i Competent Persons – L. Soto (MAusIMM), M. Cortes (MAusIMM).

The statement of Mineral Resources is presented on a 100 per cent basis, represents an estimate as at 30 June 2015, and is based on information compiled by the above named Competent Persons. Mr. Soto and Mr. Cortes are full time employees of Minera Escondida Ltda., are members of The Australasian Institute of Mining and Metallurgy, and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as Competent Persons as defined in the 2012 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves'. Mr. Soto and Mr. Cortes consent to the inclusion in the report of the matters based on their information in the form and context in which it appears.

Table 2: Ore Reserves as at 30 June 2015 in 100 per cent terms – reported in compliance with the ASX Listing Rules 2012

	As at 30 June 2015							As at 30 June 2014			
Ore Type	Proved Reserves		Probable Reserves		Total Reserves		Reserve Life	Total Reserves		Reserve Life	BHP Billiton interest
	Mt	%TCu	Mt	%TCu	Mt	%TCu	years	Mt	%TCu	years	%
Oxide	105	0.81	42	0.63	147	0.76	54	145	0.80	52	57.5
Sulphide Leach	1,880	0.46	770	0.41	2,640	0.45		2,260	0.44		
Sulphide	3,720	0.73	1,890	0.56	5,610	0.67		5,150	0.70		

- The Escondida and Escondida Norte mines are nearby supergene-enriched porphyry copper deposits that share common processing plants. They are reported as a single operating unit.
- The increase in Ore Reserves is mainly due to 90 km of additional drilling (60 km from Escondida and 30 km from Escondida Norte) that has improved the geological confidence and therefore the conversion of Mineral Resources to Ore Reserves.
- For Mineral Resources, the following cut-offs are applied: Oxide – 0.20%SCu, Mixed and Sulphide – 0.30%TCu; and for Ore Reserves: Oxide: 0.20%SCu, Sulphide Leach – 0.30%TCu.
- Mineral Resources are reported inclusive of Ore Reserves.
- Tonnes and grade information has been rounded, hence small differences may be present in the totals. Tonnes are rounded to two significant figures if less than 100 Mt and three significant figures if greater than 100 Mt.

BHP Billiton Results for the year ended 30 June 2015 – Appendix 1 1

The following abbreviations are used throughout this report: centimetre (cm); kilogram (kg); kilometre (km); metre (m); millimetre (mm); tonnes (t); thousand tonnes (kt); million tonnes (Mt); billion tonnes (Bt); parts per million (ppm); per cent total copper (%TCu); per cent acid soluble copper (%SCu).
Competent Person acknowledgement
This report, which provides supporting documentation for the Mineral Resources and Ore Reserves for the Escondida and Escondida Norte deposits as at 30 June 2015, was prepared under the direction of the Competent Persons listed below (Table 3).
These Competent Persons verify that:
They have full knowledge of information contained in this report relating to the estimation of the Mineral Resources and Ore Reserves estimates of the said deposits;
The Mineral Resources and Ore Reserves are estimated in accordance with the relevant assessment criteria contained in Table 1 of the JORC Code;
They are members of the AusIMM and have the relevant experience and competency required by the JORC Code; and
Material issues are transparently disclosed on an ‘if not, why not’ basis.
Table 3: Competent Persons
Name Professional Membership Title
Luis Soto Member of the Australasian Institute of Mining and Metallurgy Resource Estimation Superintendent
Marcelo Cortes Member of the Australasian Institute of Mining and Metallurgy Mine Geology Superintendent
Americo Zuzunaga Member of the Australasian Institute of Mining and Metallurgy Asset Planning Manager
BHP Billiton Results for the year ended 30 June 2015 – Appendix 1
2

1 Introduction
This report is issued in support of the declaration of Mineral Resources and Ore Reserves for the Escondida and Escondida Norte deposits. The two deposits comprise the mining component of the Escondida operations that is reported as a singular operating entity.
Minera Escondida Limitada is one of the largest open-pit porphyry copper operations in the world, owned by BHP Billiton (57.5 per cent), Rio Tinto (30 per cent), JECO Corporation consortium comprising Mitsubishi, Nippon Mining and Metals (10 per cent) and Jeco 2 Ltd (2.5 per cent). The Mining Exploitation right is granted by the Chilean Government and is valid indefinitely (subject to payment of annual fees). The Escondida and Escondida Norte mines are located in the Chilean Atacama Desert, 170km southeast of the city of Antofagasta and produces copper cathode and copper concentrate. The cathodes are transported by privately owned rail to ports at Antofagasta and Mejillones and concentrate is transported by the Escondida owned pipeline to its Coloso port facilities.
The Ore Reserves underpin producing mines that have operated continuously and successfully since its original project start up in 1990. The total Ore Reserves increase is mainly driven by the 90km of additional drilling that has improved the geological confidence and therefore the conversion of Mineral Resources to Ore Reserves. Whilst this includes conversion from Probable to Proved Reserves, it also includes new Probable Reserves due to conversion of Inferred Resources to Indicated Resources. The Ore Reserves increase was further supported by the copper commodity price protocol used in the Life of Asset plan. Figure 1 illustrates this increase, which includes depletion of 150 Mt, offset by a 798 Mt reclassification increase and 199 Mt due to forward copper price assumption changes.
The increase is almost exclusively associated with sulphide material that is considered as feed to either concentrator or sulphide bio-leach processes. The Mineral Resources and Ore Reserves estimation, including incorporation of the relevant modifying factors, is undertaken in the context of the ongoing Escondida operation and its annual planning cycle (Life of Asset planning cycle or LoA). This process incorporates the mature planning and operating experience from over 20 years of Escondida operations into the assumptions used for mine planning and reserves definition.
Figure 1: Waterfall chart of Ore Reserves Changes
9,000
798 199 8,403 8,000 7,556 150 7,000
Mt
6,000
5,000
June 2014 Depletion Reclassification Price June 2015
BHP Billiton Results for the year ended 30 June 2015 – Appendix 1
3

2 Tenure
Escondida owns mining concessions in accordance with the current mining laws and national constitution of Chile. A mining concession allows the concession holder to mine the area indefinitely (until the end of life of mine), dependent upon an annual payment of the corresponding license fees. This legal framework gives Escondida exclusive Exploration and Exploitation rights for all minerals in these concessions and therefore the ability to declare ownership of the Mineral Resources and Ore Reserves reported herein. The major mining concessions that cover the Escondida and Escondida Norte deposits are listed in Table 4. The location and boundaries of these mining concessions are shown in Figure 2.
Figure 2: Escondida location plan and property boundaries
7.304.000 7.312.000 7.320.000 7.328.000 7.336.000
480.000 488.000 496.000 504.000
Compania minera zaldivar pit
ALEXIS 1 AL 1424
Escondida norte pit
CATITA 1 AL 376
GUILLERMO 1 AL 368
COLORADO 501 AL 977
DONALDO 1 AL 612
AMELIA 1 AL 1049
COSTA 1 AL 1861
PAOLA 1 AL 3000
RAMON 1 AL 640
ROLA 1 AL 1680
Escondida pit
Approximate scale=10km N
7.304.000 7.312.000 7.320.000 7.328.000 7.336.000
480.000 488.000 496.000 504.000
MINERA ESCONDIDA LIMITADA
LAND MANAGEMENT
LOCATION
REGION ANTOFAGASTA
PROVINCIA ANTOFAGASTA
COMUNA ANTOFAGASTA
SITE ESCONDIDA
GEODETIC AND CARTOGRAPHIC DATA
DATUM PSAD-56
PROJECTION U.T.M.
ZONE 19 SOUTH
SCALE 1:80.000
LEGEND
ESCONDIDA CONCESSIONS (MINING RIGHTS)
BHP Billiton Results for the year ended 30 June 2015 – Appendix 1
4

Chilean law also regulates, independently of mining concessions, the rights to the use of the land surface. These rights allow physical occupation and transit rights and are required in order to facilitate mining activity such as the excavation of pits, accumulation of dumps, deposition of leach pads, deposition of tailings storage facilities, the construction of process plants, etc. Escondida owns 155,000 hectares of surface rights. These cover the current and foreseeable Escondida requirements and the most important of these are listed in Table 5. Surface rights are renewed by the existing owner on an annual basis.

Other relevant titles are the maritime concession for the Coloso Port and the rights for use of groundwater extracted from the Salar de Punta Negra and Monturaqui areas. Additionally, the mining law allows the use of the ground water that is intersected by the extractive mining operation.

Table 4: Escondida Main Mining Concessions

National ID	Concession Name	Folio	Number	Year	Regional Office	Area (Hectares)
02201-1299-3	ALEXIS 1 AL 1424	345	62	1983	Antofagasta	7,059
02201-1180-6	COLORADO 501 AL 977	188	59	1981	Antofagasta	2,385
02201-1215-2	COSTA 1 AL 1861	120 V	63	1982	Antofagasta	9,159
02201-1217-9	DONALDO 1 AL 612	145	64	1982	Antofagasta	3,060
02201-1216-0	GUILLERMO 1 AL 368	155 V	65	1982	Antofagasta	1,785
02201-1324-8	PAOLA 1 AL 3000	273	61	1983	Antofagasta	15,000
02201-1280-2	RAMON 1 AL 640	94	21	1983	Antofagasta	3,200
02201-1300-0	ROLA 1 AL 1680	196 V	59	1983	Antofagasta	8,400

Table 5: Escondida Main Surface Rights

Area	Folio	Number	Year	Register	Regional Office	Area (Hectares)
Pits, Waste Dumps, Leach Pads, Plants	619 V	964	1984	Propiedad Hipotecas y Gravámenes	Bienes Raíces Antofagasta	22,084
Energy Transmission Lines, Aqueducts, Mineral Pipelines	278	313	1991	Propiedad Hipotecas y Gravámenes	Bienes Raíces Antofagasta	27,030

3 Deposit geology

The Escondida and Escondida Norte copper deposits lie in the Escondida-Sierra de Varas shear lens of the Domeyko Fault System (Mpodozis et al., 1993). Both deposits are supergene-enriched copper-molybdenum porphyries with primary mineralisation related in space and t ime to multi-phase middle Eocene to early Oligocene intrusive bodies of monzonite to granodiorite composition. Cretaceous and Palaeozoic volcanic and volcaniclastic units of andesite and rhyolite host the porphyry bodies and important quantities of mineralisation.

The Escondida and Escondida Norte deposits include intrusive and extrusive rocks of Palaeozoic and Cretaceous to Oligocene ages. In Escondida several intrusive pulses can be d istinguished with ages from middle Eocene to early Oligocene (44-33 Ma) hosted in andesitic rocks of Cretaceous age. A deeper extension to the south-east of the Escondida deposit is Escondida Este, which is part of this porphyry system, overlapping each other in space, but distinguished by distinctly later intrusive pulses. Escondida and Escondida Este also show differences related to the host rocks in that Escondida Este is hosted in Palaeozoic rocks that are similar to the host rocks of Pampa Escondida and Escondida Norte. Recent unpublished studies have identified structural discontinuities in the eastern portion of Escondida that juxtapose Cretaceous and Palaeozoic rocks. These structures have been defined by the exploration team as strands of the Panadero Fault, a regional pre-mineral structure that controlled the emplacement of intrusive pulses related to

BHP Billiton Results for the year ended 30 June 2015 – Appendix 1 5 both Escondida and Escondida Este. Pampa Escondida is located between Escondida and Escondida Norte showing continuity in a NE trend associated with pulses of porphyry intrusions. Figure 3 shows the regional geology setting, and includes the spatial distribution of these deposits.

Overprinting the primary mineralisation, a secondary supergene leaching and enrichment process developed with the local formation of copper oxide mineralisation, predominately occurring as brochantite. The enrichment process importantly generated laterally-continuous and sub-horizontal high-grade sulphide mineralisation zones across the deposit. The dominant copper sulphide minerals within the supergene mineral zone are chalcocite and covellite. The primary hypogene mineralisation, characterised by chalcopyrite and bornite, is mainly present in the deeper parts of the ore body.

Figure 3: Regional geology setting, after Hervé et al., 2012


Zaldívar
Escondida Norte
Pinta Verde
Pampa Escondida
Baker
Escondida
Escondida Este
Ferrocarril fault
Panadero fault
Hamburgo fault
2 km
Recent alluvium (Holocene)
Salar (Miocene-Holocene)
Pampa de Mulas Formation: Piedmont gravel (late Oligocene-middle Miocene)
Granodiorite, dacite, andesite, + rhyolite porphyries (middle-late Eocene, ~38-34 Ma)
San Carlos strata: Siliciclastic + volcaniclastic rocks Eocene)
Diorite, quartz diorite, monzodiorite, + quartz monzonite intrusions (middle Eocene, ~43-41 Ma)
Augusta Victoria Formation: Andesitic + dacite volcanic rocks (late Paleocene-early Oligocene)
Gabbro, diorite, + monzodiorite intrusions (Late Cretaceous, ~77-72 Ma)
Santa Ana Formation: Siliciclastic rocks (Late Jurassic-Neocomian)
El Profeta Formation: Limestone + gypsum (Late Triassic-Kimmeridgian)
Diorite to granite intrusions (late Paleozoic-Late Triassic)
La Tabla Formation: Rhyolitic + andesitic volcanic rocks (Late Carboniferous-Early Permian)
Subsurface limit of San Carlos strata
Porphyry copper deposit (>0.3 % Cu)
Observed fault
Inferred fault
High-angle reverse fault
Syncline

BHP Billiton Results for the year ended 30 June 2015 – Appendix 1 6

Three main alteration assemblages are recognised as important controls on copper grade:

- Quartz-Sericite-Clay that is related in part to secondary supergene mineralisation, and in part as primary pyrite-bearing alteration, that consists of quartz, sericite and clays that occurs with pyrite, chalcocite and covellite association that averages 1.0 per cent total copper grade.
- Potassic alteration that occurs as K-feldspar in the porphyry units and in the andesitic rocks as secondary biotite alteration and associated with mineralisation of chalcopyrite, magnetite, primary covellite and pyrite and averages 0.8 per cent total copper grade.
- Sericite-Chlorite-Clay that occurs in the periphery of the deposit, generally in more mafic host rocks. The assemblage consists of chlorite - sericite and clays associated with pyrite, chalcopyrite, chalcocite and molybdenite and averages 0.6 per cent total copper grade.

Figure 4 details examples of the geological units in Escondida and Escondida Norte.

Figure 4: Escondida (left) and Escondida Norte (right) geological sections. Lithology (upper row), alteration (middle row) and mineral zones (lower row).


A
B
A
B
LITHOLOGY
Gravel
Green Granodiorite
Quartz Porphyry
Breccia
Feldespatic Porphyry
Andesites
ALTERATION
Argilic
Qz-Sic-Clay
Sic-Chl-Clay
Propylitic
K Feldespar Biotite
MINERAL_ZONES
Leached Capping
Oxide
Mixed
High Enrichment
Low Enrichment
Pyrite-Chalcopyrite

BHP Billiton Results for the year ended 30 June 2015 – Appendix 1 7

4 Data acquisition

Geological data considered for modelling purposes was derived from in-pit mapping, blast holes and drill logging. All data was captured digitally and stored in an acQuire database. The resource modelling incorporated all data validated as at December 2013.

The average turnaround time between sample collection and data available in the database was generally less than three months.

4.1 Drilling and logging

The total drilling available for resource modelling of Escondida and Escondida Norte is now approximately 7,600 holes totalling approximately 2,400 km. Since the initial exploration in the early 1980s, four drilling methods have been used. These include:

- Conventional open rotary holes;
- Reverse circulation (RC) drill holes;
- Diamond drilling (DDH) - HQ (63.5 mm diameter) with reduction to NQ (47.6 mm) and BQ (36.4 mm) as required. PQ holes (85 mm) for metallurgical purposes; and
- Combination of RC and diamond drilling.

Conventional rotary holes (96 drill holes, mainly from the early exploration of the deposit) were excluded from the resource estimation process due to the low confidence in their QA/QC results.

Table 6 shows the number of holes and cumulative length of drilling for each drilling method. The combined drill holes (RC-DDH) have been used mainly to save drilling cost by using RC to drill through barren overburden, and switching to DDH method shortly above mineralised rock. The local presence of water forced a change in the drilling method from RC to DDH, even if the hole was still in overburden.

Table 6: Drilling method distribution

Drilling method	Drill holes (number)	Length (km)
DDH	1,616	507
RC	3,435	701
RC-DDH	2,553	1,204
Total	7,604	2,412

With the exception of the diamond drilling in unconsolidated gravels, the average recovery (RC and Diamond) for any given lithology exceeded 90 per cent. This was calculated by either the sample weight recovery percentage of the theoretical weight for RC samples or by direct length measurement of the drill core recovered from each sample run. An overview map of Escondida (Figure 5a) and Escondida Norte (Figure 5b) highlights the additional drilling (May 2013 – May 2014) used in the May 2014 resource model.

BHP Billiton Results for the year ended 30 June 2015 – Appendix 1 8

Figure 5: Additional drill holes (May 2013 - May 2014) over Escondida (5a) and Escondida Norte (5b) incorporated into May 2014 resource models (note different map scales)



1Km
111000 N
110000 N
109000 N
108000 N
107000 N
106000 N
105000 N
104000 N
14000 E
15000 E
16000 E
17000 E
18000 E
19000 E
(a)
115000 N
114000 N
113000 N
18000 E
19000 E
20000 E
(b)
Current Topography
Infill DH
Exploration DH
Pampa Escondida DH

Geological logging was captured electronically and entered into an ac Quire database. Logged features include:

- Lithology: Includes granodiorite, quartz porphyry, feldspar porphyry, andesite and breccia;
- Alteration: Main and subordinate alteration, description of mineralogical species and associated intensity; and
- Mineralisation: Ore minerals, proportion and relations, mineralisation styles, vein types, etc.

4.2 Survey

Prior to June 2000, the locations of the drill hole collars were surveyed by conventional surveying techniques after which a high resolution GPS system was implemented. All collar locations were measured using high-definition GPS before and after drilling, with the latter measurement considered final. Differences between both measurements are less than 30 cm. Approximately 10 per cent of collar locations were checked by the same contractor, but using a d ifferent surveyor. The differences reported for all of the location checks are smaller than 10 cm.

The drill hole orientation was historically determined primarily by one of three techniques: prior to 2000, single-shot cameras collected orientation measurements at intervals of approximately 50 m; the "Maxibor" instrument that obtained orientations at 3 m of separation from February 2000 to August 2003; and a multi-shot instrument that determined orientations at 6 m of separation from August 2003 t hrough 2012. The Continuous North Seeking Gyroscope was implemented in 2012 and is still in use today.

Other techniques for measuring orientation have also been used for a small number of drill holes, including ATV (Acoustic Televiewer, with orientation measurements every 10 m) and real time gyroscope (measurements every 20 m).

In general, the down-hole deviation of drill holes is minimal, rarely exceeding a cumulative deviation of 1° per 100 m for both diamond and RC drilling. More significant cumulative deviations that average 2° per 100 m, have occasionally occurred with high pressure RC drilling.

BHP Billiton Results for the year ended 30 June 2015 – Appendix 1 9

4.3 Sampling and assaying

Escondida has two core facilities, one located on site and the other located in Antofagasta. Both core facilities are used for sample reception, core logging, sample preparation for assay and storing the RC drill cuttings, assay pulps and 10 mesh rejects. The core facilities are segregated away from the main mining operations and have restricted access regulations in place. The facilities are managed by the Geology Group.

Diamond drill sampling is conducted on 2 m intervals, mainly obtained from hydraulic core splitting. One half of the split core is sent for preparation and analysis and the remaining half stored on site for reference and metallurgical sampling. In the case of the PQ core, one half is sent for metallurgical test work, one quarter is sent for preparation and chemical analysis while the remaining quarter is retained for reference. RC cuttings from 2 m sample intervals are reduced to approximately 20 kg at the rig site, using a riffle splitter according to a standardised splitting protocol with the remainder of sample discarded. Field duplicate samples (three per cent of total analysed samples) correspond to paired samples obtained from the first splitting process in the case of RC and a quarter of the core in the case of DDH.

All assay samples are crushed to 90 per cent passing 10 mesh, subsequently reduced to a 1 kg sample by a rotary splitter. The sample is then pulverised to 95 per cent passing 150 mesh to produce three 200 g duplicate pulp samples for chemical analysis. The RC and diamond sampling flowchart is presented in Figure 6.

All assaying is performed externally by Geoanalítica, Verilab and SGS laboratories, located in Antofagasta, with routine chemical analysis for TCu (Total Copper), SCu (Acid-soluble Copper), Fe (Iron) and As (Arsenic). TCu has routinely been carried out by Atomic Absorption Spectrometry (AAS) after a hot nitric-perchloric acid digestion, although in a number of assays aqua regia alone was used. SCu is obtained using citric-sulphuric acid digestion, then filtered and analysed by AAS.

Fe and As were analysed using the same digestion solutions as for TCu however the results for Fe represent only a partial analysis, as the digestion will not remove primary oxide iron (e.g. magnetite). Fe and As have not been routinely assayed throughout the mine history; the coverage is about 66 per cent of the data set for both elements. To address this issue a different interpolation strategy was adopted for these elements with respect to the copper grade estimation.

Figure 6: Diamond and RC sampling flowchart


DIAMOND DRILLHOLE SAMPLING PROCEDURE
Core Cutting
Crusher
90% < 10#
Rotary Splitting
1 Kg
R
Reject
Pulverizer
95% <150#
1 Kg
200 gr
200 gr
200 gr
Replicates and Standars Insertion
TCu , SCu, Fe, As Analysis
RC DRILLHOLE SAMPLING PROCEDURE
Reverse Circulation
(2 m sample)
Splitter
Crusher
90% < 10#
Rotary Splitting
1 Kg
R
Reject
Pulverizer
95% <150#
1 Kg
200 gr
200 gr
200 gr
Replicates and Standars Insertion
TCu , SCu, Fe, As Analysis

BHP Billiton Results for the year ended 30 June 2015 – Appendix 1 10

4.4 Quality of assay data and laboratory tests

A rigorous and effective QA/QC program has been continuously developed and improved during the history of Escondida. Key aspects include:

- a bar code drill sample labelling system to permit the submission of blind samples from the drilling for analysis;
- control samples (10 per cent of total samples assayed) comprise blanks (in Escondida's case low grade samples), internal reference samples, duplicate samples for RC drill holes, replicates of composites for DDH and RC drill holes and certified reference materials; and
- Use of certified external laboratories for assaying.

A summary table showing the results of the accuracy and precision of TCu samples from the past six years (2009–2014) is shown in Table 7. Typically two laboratories are used each year (Geoanalitica-CIMM, Geoanalitica-SGS).

Results indicate that for 2014, 98.4 and 99.0 per cent of duplicate and replicate samples, respectively, are within the acceptable deviation limits (±10 per cent for duplicates and ±30 per cent for replicates in terms of relative differences). An accuracy of 99.4 per cent (bias level of 0.6 per cent) was achieved.

Dry density has been determined for 15 to 30 cm drill core samples collected at intervals of approximately 10 meters. Density is calculated using a wax immersion method. Approximately 32,600 density samples have been used in the density modelling process (24,700 for Escondida and 7,900 for Escondida Norte).

Table 7: Precision and Accuracy for TCu, 2009-2014

		2009	2010	2011	2012	2013	2014
Precision	Duplicates	97.3%	98.4%	98.5%	97.0%	96.4%	98.4%
	Replicates	98.8%	98.8%	98.7%	96.1%	95.1%	99.0%
Accuracy	Internal Reference Materials	98.5%	98.3%	98.6%	98.4%	98.1%	99.4%

4.5 Verification of sampling and assaying

Protocols have been defined in order to assure data verification and data storage of both physical and electronic records.

Currently the geological data is captured electronically in the field (bar codes used for RC and Diamond drill samples) and entered directly in an acQuire database. The analytical data is electronically provided by laboratories and loaded into the database using specifically designed and automated interfaces.

Upon capture into the database and prior to any export for modelling and resource estimation purposes, survey, geology and assay data is validated. The database is located on the Escondida server and backed up daily.

An internal audit of the database has been completed annually since 2005. This involved a manual check on five per cent of the information, including survey, grades, collars and ge ological coding (mineral zone, alteration and lithology). These audits on average determine a total error rate of less than one per cent.

The integrity and validity of Escondida's drilling database, managed by the database administrator, was audited by Consultores de Recursos Minerales (CRM) prior to inclusion into the May 2012 resource model. The conclusion was that the "*management of the database is competent, and the quality of the database and the contained data is more than sufficient to support the resource estimation and reserve statement*".

BHP Billiton Results for the year ended 30 June 2015 – Appendix 1 11

5 Resource estimation
Escondida and Escondida Norte drilling grids are considered to be sufficiently spaced to confidently define the geological domains for modelling purposes, accompanied by a rich geological knowledge base acquired over the past 30 years of exploration and operation. Current data density produces a large amount of Measured Resources (more than 70 per cent of the total Mineral Resources) for the next 30 years of planned production.
Other key points to note supporting the resource estimation include:
The Escondida mineralisation remains open at depth. The hypogene component trends NE while the mineralised supergene blanket trends in a NW direction;
Escondida Norte has similar mineralised trends as Escondida but with significant short-range vertical variability in the Top of Dominant Sulphides surface;
Escondida and Escondida Norte are long established and geologically mature ore bodies which have been subjected to many professional studies (internal and external) and revised by the Competent Persons. Since the 2012 financial year, two resource Competent Persons were nominated by Minera Escondida Limitada. One is responsible for data acquisition to geological modelling and is based on-site. The second one is responsible for resource estimation to reporting activities and is based in Antofagasta.
Physical compositing of samples are undertaken for the un-mineralised leach cap horizon where alternating 14 m and 16 m intervals were prepared by combining seven or eight 2 m samples. This practice was undertaken to approximately 10 m above any type of mineralised zone in order to economise on sample preparation and analytical cost in barren intervals.
The Competent Persons for Mineral Resources and Ore Reserves are either based at the mine, or regularly visit the mine for planning and review purposes.
5.1 Assumptions
The Mineral Resources are defined using a cut-off grade of 0.30 per cent of total copper for the Sulphide and Mixed resources whereas the Oxide resources are reported above 0.20 per cent of soluble copper to differentiate waste from mineralisation. The copper price used for the evaluation of Mineral Resources for reporting purposes is the high price scenario as defined internally by BHP Billiton.
It should be noted that the Escondida operation includes a number of geo-metallurgical parameters that are included in resource (and reserve) definition. Metallurgical recoveries and throughputs for the concentrator process are estimated on a block by block basis into the geological resource model using geo-statistical techniques to interpolate laboratory test values derived from drill hole samples test work. Oxide and sulphide leach recoveries are based on global average recovery of individual copper minerals (chalcopyrite, covellite, chalcocite, and brochantite) applied to a block-by-block estimate of copper mineral content interpolated from drill hole data.
The other assumptions employed for the definition of Mineral Resources are identical to those employed for Ore Reserves with the exception of the copper price assumptions and are described in more detail in Section 7.
5.2 Estimation and modelling techniques
The resource modelling has adopted through time a dynamic 3D methodology which allowed the on-screen interpretation and updating of solids from the existing resource model with new drill hole data. Three variables, i.e. lithology, alteration and copper sulphide mineralisation, were modelled. An implicit approach is adopted for lithology and alteration, based on composited 15 m intervals utilising Leapfrog software and the mineralisation zones (Minzones) are modelled using Vulcan software that considered two methodologies:
BHP Billiton Results for the year ended 30 June 2015 – Appendix 1
12

Minzones below Top Dominant Sulphides (TDS) are deterministic and interpreted as surfaces honouring contacts directly from drill holes.
Minzones above TDS are modelled using a probabilistic approach by Multiple Indicator Kriging (MIK) to estimate the proportion of different Minzones with variable degrees of oxidation. This approach is generally taken when the spatial distribution of the attribute in question is difficult to accurately predict by manual interpretation. The erratic occurrence of the oxide mineralisation is suitable for such an approach.
Other key points include:
The copper estimation domains are defined by a combination of lithology, alteration and mineralisation zones.
Based on the geological interpretation (wireframes) a geological block model is created using 25x25x15 m maximum cells size with the use of sub cells of 6.25x6.25x5 m allowed in order to incorporate the internal dilution due to the geological contacts. This sub cells model is re-blocked to 25x25x15 m, preserving the portion of different estimation domains given by the sub cells.
Estimation was carried out by ordinary kriging into blocks of dimension 25x25x15 m using a three pass search strategy with increasing search dimensions from 50 m up to 600 m. Each pass adjusts the interpolation criteria based on geostatistical analysis and level of data support for each element by estimation domain.
Final copper grade is a proportion-weighted average of the estimated value for each estimation domain within the block defined by the geologic model. Different revisions are made in order to validate the resulting interpolated model versus composites based on visual inspections, statistical comparisons and swath plots.
Comparison with previous models and in-situ model reconciliation is used to validate final results.
Direct grade capping was included at sample support using a local approach to identify outlier samples. No additional restriction for outliers was applied during the interpolation process.
Contact analysis has been carried out to define the composite sharing strategy. Generally soft boundaries are used for sulphide mineralogical zones and hard boundaries for units of the leached-oxide zone.
Tonnages are estimated on a dry basis.
Dry density is estimated as a continuous variable by ordinary kriging interpolation. The methodology adopted for the interpolation uses mineralogical units (Minzone) as controls for the spatial distribution of the variable in each deposit. An average density, by geological grouping, is assigned to the blocks without interpolated value.
6 Mineral Resources statement
6.1 Resources classification
Conditional simulation models have been used since 2007 as part of the resource classification process. The following concepts were considered to obtain a distribution of grades through conditional simulation:
Density and spatial disposition of information (data conditioned);
Geological continuity (geological features simulated); and
Grade continuity (grade distribution simulated).
BHP Billiton Results for the year ended 30 June 2015 – Appendix 1
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An uncertainty model was also designed to quantify the uncertainty of the copper grade estimate considering monthly production volumes (panels). The uncertainty model quantifies the dispersion of the simulated distribution of grade for each panel and the estimation of grade will be more reliable for panels with a less dispersed distribution of grade.
The schematic concept of the classification methodology is represented in Figure 7 where the uncertainty on grade estimation is a function of geological and/or copper grade heterogeneity and the amount of conditioning data (drill hole composites).
Figure 7: Resource classification concept
Geological / Grade Heterogeneity
Low High
Abundant
Scarce
Conditioning Data Abundance
The Mineral Resources classification criteria are unchanged from preceding years and are as follows:
Measured Resources: an estimate of the in-situ tonnes and grade with sufficient confidence that, with further mine planning, the resources can be used to predict recovered or saleable ore tonnes and grade to within ±10 per cent on an annual basis and within ±15 per cent on a quarterly basis (for the mining method being used at planned capacity and at the planned cut-off grade) at 95 per cent confidence.
Indicated Resources: an estimate of the in-situ tonnes and grade with sufficient confidence that, with further mine planning, the resources can be used to predict recovered or saleable ore tonnes and grade to within ±15 per cent on an annual basis (for the mining method being used at planned capacity and at the planned cut-off grade) at 95 per cent confidence.
Inferred Resources: an estimate of the in-situ tonnes and grade with sufficient confidence that the resources can be recovered and saleable ore tonnes and grade will each be predicted to within ±25 per cent on a global basis at 95 per cent confidence.
On the basis of these classification criteria applied from parameters included in the block model, nominal equivalent drill grid spacings are calculated. Table 8 shows the nominal drill grid spacing for each Mineral Resource category for the June 2015 declared Mineral Resources.
BHP Billiton Results for the year ended 30 June 2015 – Appendix 1
14

Table 8: Nominal drill grid spacing for Mineral Resources Classification

Classification	Oxide	Mixed	Sulphide
Measured (average)	40x40 m	45x45 m	60x60 m
Indicated (average)	60x60 m	75x75 m	150x150 m
Inferred (maximum)	90x90 m	100x100 m	320x320 m

Representative block model sectional views of the Escondida and Escondida Norte resource classifications respectively are presented in Figure 8 and Figure 9.

Figure 8: Escondida Mineral Resources classification W-E section looking north


W
E
2500 L
2000 L
1500 L
Original Topography
Measured
Indicated
Inferred
15000 E
17000 E
18000 E

Figure 9: Escondida Norte Mineral Resources classification W-E section looking north


W
E
3000 L
2500 L
Original Topography
Measured
Indicated
Inferred
18000 E
19000 E

BHP Billiton Results for the year ended 30 June 2015 – Appendix 1 15

7 General mine planning criteria
The Escondida mine planning process is part of an annual cycle that aims to optimise a large scale and complex operation comprising of three process routes, which are fed from two active pits. Each process route presents different copper grades, geo-metallurgical characteristics and mining constraints. In addition to the metallurgical plant constraints described in Section 5.1. Other considerations to the mine planning process are:
Maximum extraction rate for each pit as conditioned by mine fleet and performance
Extraction rates are conditioned by operational restrictions of specific push-backs
Risk mitigation requirements of maintaining an ore exposure ratio of six months for each pushback
Equipment availability for stockpile movement and re-handling
Maximum capacity of the primary crushers for each individual process and pit – the Escondida and Escondida Norte pits operate four and one ex-pit crusher respectively
The overall crusher-conveying system capacity
The concentrator feed program including throughput rates and operating hours
Applicable blending restrictions for both leaching processes in response to leach pad kinetics
7.1 Cut-off parameters
The cut-off grades (COG) used to differentiate waste from mineralised ore are 0.3%TCu for the Sulphide (concentrator feed) and Sulphide Leach (ROM sulphide leach feed) reserves whereas for the Oxide (acid heap leach) feed reserves are reported above 0.2%SCu. These cut-off grades are based on break-even economic analysis and assume open-pit extraction and concentrator, ROM or heap leach processing alternatives as per the current operation. Since the material fed to concentrator and sulphide leach processes are sourced from the same ore body, a variable cut-off grade (VCOG) is employed to maximise total value based on mine optimisation by providing optimal plant feed to the two processes. Mineralisation above a nominal VCOG of 0.7%TCu is sent to the concentrator process, whilst ore 0.3%TCu but < 0.7%TCu is sent to sulphide leach. This VCOG averages approximately 0.7%TCu year on year.
7.2 Mining factors
Escondida and Escondida Norte deposits are of the same orebody type (supergene enriched porphyry copper) and have been mined since 1990 and 2003 respectively. The resource modelling and mine planning processes use identical block model size (25x25x15 m) and similar estimation methodologies in both deposits. Mining factors for both deposits are essentially the same (e.g. bench height for both operations is 15 m) and common equipment is employed in both pits. The history of mining operations to date demonstrates that mining factors as applied are appropriate.
The maximum number of production equipment is derived from the optimum production levels that maximise the overall NPV. Equipment performance, availability and utilisation parameters used to define the material movement are obtained from historical operational data at Escondida and the values are approved by the operational areas. Blast hole drill rig requirements are calculated for each open pit depending upon the tonnage of material to be extracted. All ancillary equipment such as bulldozers, wheel-dozers, graders, water trucks and cable reel handlers are derived from the trucks and shovel fleet numbers.
BHP Billiton Results for the year ended 30 June 2015 – Appendix 1
16

Geotechnical evaluation has defined different geotechnical parameters for the Escondida and Escondida Norte pit slope designs. Recommendations for geotechnical slope angles are defined in terms of inter-ramp angles (IRA), global angle, bench face angle, width ramp and considerations in terms of height and geometry of design, illustrated in Figure 10. In order to reduce the risk associated with the vertical interaction between phases, and to mitigate wall failures between pushbacks, the geotechnical design includes a catch berm (step out) each 10 benches for single benching and a catch berm each 5 b enches for double benching. It is considered good practice to build a containment berm on the crest of the step-out, and if possible, at the toe of the bench face. The minimum height of the parapet wall should be 2 m.

The mine design parameters applied for the Escondida and Escondida Norte Mine pit pushbacks are summarised in Table 9.

Figure 10: Geotechnical definitions



RAMP WIDTH
BERM WIDTH
INTERRAMP ANGLE
OVERALL HEIGHT
BENCH HEIGHT
OVERALL ANGLE
INTERRAMP HEIGHT
INTERRAMP ANGLE
BENCH FACE INCLINATION

Table 9: Mine Design Parameters

Design parameters	Dimensions
Minimum mining width (pushback)	150 m
Escondida pit bench height	15 m (single benching)
Escondida Norte pit bench height	15 m (single benching) and 30m (double benching)
Bench face angle	70° (single benching) y 72° (double benching)
Haul road maximum grade	10%
Maximum curve radius	21 m
Haul road width	40 m
Inter ramp angle	Variable by sector, based on geotechnical criteria
Berm width	Variable, according to inter-ramp angle and bench interval

BHP Billiton Results for the year ended 30 June 2015 – Appendix 1 17

Waste dump designs are common throughout the operation and consider the building of dumps with two lifts of 110 m height each and berms of 40 m between each lift. This results in waste dumps of 220 m maximum height with slope angles of 37°. The design considers access ramps with a maximum gradient of 10%. The approved dump height for the Escondida Norte Mine is up to 150 m. A summary of the main assumptions for waste dump construction is shown in Table 10.
Table 10: Waste Dump design parameters
Design Parameters Value Value
Face angle (angle of repose) 37 degrees
Waste material Density 1.8 tonnes/m3
Access ramps 10% grade
Dump height maximum (each level) 110 m
Berm width between lifts 40 m
Maximum number of levels 2
Haul road width 50 m
7.3 Metallurgical and processing factors
Throughput of the concentrator plants is strongly dependent upon the hardness of the rock processed along with the plant run time. Throughput capacity is established by analysis of historical production data along with geometallurgical characterisation of the ore within the mine plan as evaluated as part of the resource model. Copper in sulphide is recovered through two processing options: high grade is treated by flotation and concentration while lower grade is treated by sulphide ROM bio-leach. Oxide is recovered through an acid heap leaching process. As described in Section 5.1, key metallurgical parameters are estimated on a block by block basis. Concentrator throughput capacity is established by analysis of historical production data along with geometallurgical characterisation of the ore within the mine plan evaluated as part of the resource model. Concentrator and leach recoveries are estimated in the block model using mineralogical and historical data. Other key geometallurgical drivers such as leach acid consumption and clay contents are also estimated into the block model for mine planning purposes.
7.4 Environmental factors
Minera Escondida Limitada complies with all Chilean and International environmental legislation through the application of rigorous monitoring and valuation processes. Escondida Norte pit has an environmental permit that is applied from the start of its operation. The operation of the Escondida pit commenced prior to the existence of national environmental legislation and consequently is not subject to permit updates. However, Escondida applies the same criteria for both pits. Updates of “Metodo de explotación de Escondida y Escondida Norte” permits were presented to the authorities in 2014 an official update of the permits is expected to be released in 2015. It is a requirement to update these permits whenever there are changes in the mine plan such as changes in mining method, size and layout of the mining operation. The current LoA plan includes waste management (disposal/storage) as well as a closure plan in accordance with BHP Billiton requirements and as agreed with the Chilean authorities.
BHP Billiton Results for the year ended 30 June 2015 – Appendix 1
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7.5 Infrastructure

An aerial view of the layout of key current Escondida infrastructure (including actual, committed and anticipated) is presented in Figure 11.

Figure 11: Escondida infrastructure


Railroad
CMZ Property
Escondida Norte Final Pit Limit
Los Colorados Concentrator Plant
Oxide Heap Leach Pad (OLAP) Expansion
Escondida Primary Crushers Location
Oxide Heap Leach Pads
Escondida Final Pit Limit
Sulphide Leach ROM Pads
Key Ore Conveyors
Laguna Seca and OGP1 Concentrator Plants
Approx. Scale = 5Km
N

The yellow line indicates the conveyor services connecting Crusher Number 5 with the Los Colorados and Laguna Seca concentrator plants which are in blue. The LoA16 outline of the final pits for Escondida and Escondida Norte are shown as red polygons.

The red areas connecting the conveyor systems represent the crusher locations near the Escondida and Escondida Norte pits. The green outlined area is the current heap-leaching plant and the OLAP project. The orange zones denote the bio-leaching pads used for sulphide leaching; the magenta line represents the railway line.

The area defined by the light green polygon indicates the current Compañía Minera Zaldivar (CMZ) property which lies directly west of the Escondida Norte pit.

7.6 Third party interaction

LoA mine planning for Escondida considers the impact of the property limit shared with CMZ. The total volume of material in the CMZ property (Figure 11) is classified as waste for LoA evaluation and the total movement is undertaken with Escondida equipment. During the 2019 financial year, a pushback (denominated EN10) into the CMZ property is planned to commence and a new exploitation agreement with CMZ will be required to undertake this. It is assumed that this agreement will be brokered with CMZ, given the common interest. The reserves that lie within Escondida property which are conditioned by achieving this agreement amount to 8% of the total Escondida Ore Reserves.

BHP Billiton Results for the year ended 30 June 2015 – Appendix 1 19

8 Market and commodity price assumptions
Market and commodity price assumptions are those that are employed in the yearly planning cycle undertaken at Escondida according to BHP Billiton’s guidelines.
8.1 Costs
The costs employed for the Life of Asset Plan are developed based on the current five year plan (5YP). These costs are based upon existing Escondida agreements and contracts, combined with other fundamental cost drivers that reflect the Escondida operation at the time of evaluation, as well as the empirical experience accumulated from the operation to date. The mid-price assumptions used correspond to the BHP Billiton protocol from June 2014 delivered for the planning cycle that is to be reported in 2015. Costs and prices are in real base of July 2014.
The LoA plan generates a production schedule which is then subject to economic evaluation. This evaluation is undertaken with company modelling practices and includes detailed costs and prices of the most important inputs.
8.2 Revenue factors
The financial model is structured by the revenues, operating costs (Opex), capital investment (Capex), and taxes. Revenue stream is obtained from the mine production plan and the metal price protocols, these protocols are the official BHP Billiton price forecasts. Each protocol includes a range, from “Min” to “Max” values which are employed for sensitivity purposes. The payable production of each product is calculated according to factors provided by BHP Billiton and Copper Marketing. The payable percentage is 100% in the case of cathode copper, for concentrate this is 96.7%. For gold and silver the payable percentage is 90%. BHP Billiton internal protocols are also used for macro-economic cost assumptions and foreign exchange rates. These protocols are also provided with a range for sensitivities exercises. For non-protocol costs and capital investments, the assumptions are based on the last Escondida Five Year Plan.
8.3 Market assessment
The increase in Ore Reserves is not considered to have an impact on either existing sales contracts or market conditions.
8.4 Economic
Additional to cost and prices assumptions, the NPV calculation includes a tax stream which is based on Chilean government regulations. These assumptions are revised and approved by both Minera Escondida Limitada and BHP Billiton Copper Accounting and Tax areas. The discount rate applied is aligned with BHP Billiton group instructions.
8.5 Social
The Escondida operation takes into consideration the relationships with both local and national communities and stakeholders in order to ensure commitment of all parties and thus achieve the goal of long-term stability of the operation. This involves a broad range of activities and agreements which are outlined in the “Informe de Sustentabilidad, 2014 (Minera Escondida Limitada, 2014).
BHP Billiton Results for the year ended 30 June 2015 – Appendix 1
20

9 Ore reserves estimation
Reserves estimation at Escondida employs a number of software tools, some of which have been developed in house and independently validated, in response to the complexity of the operation. The specific consideration and constraints arise from the simultaneous operation of two pits and three process options distributed as four discrete plants.
The planning process is based upon the resources model, which is revised for both year to year and internal consistency regarding the required mine planning and modifying factors. To initiate the planning process a reserves model is generated including the required parameters from the resources model along with topographic data. The reserves model also serves to quantify and evaluate the impact of the updated resources model upon the existing mine plan and hence the reserve evaluation current at study initiation. Blasor, a BHP Billiton proprietary software, is employed to generate an initial “optimal pit”. Blasor uses and adaption of the Lerchs-Grossman algorithm for pit optimisation. It employs a series of geometric assumptions (related to pit slope angles) and economic assumptions (price, recovery, mining and processing costs) to determine the three-dimensional shape that yields the maximum profit under those assumed conditions. Individual blocks in the model are assigned a value that represents the net revenue the block generates, from its recoverable copper, after mining processing and smelting costs have been deducted. Waste blocks have a negative value; ore blocks will generally generate positive revenue.
The optimised mining phase sequence which Blasor delivers is the overall plan that is then followed to define the mining limits and geometry of the operative push backs. At this stage the phase designs are designed with the aforementioned constraints to assure an operative production plan is achieved. This considers aspects such as: minimum mining width, fleet access and equipment connectivity.
Subsequently, via an iterative process that is undertaken in Blasor, the economic benefit of each peripheral mining phase is evaluated within a specific mine plan (termed “skin analysis”). The result of this is a “final pit”, within which each mining phase demonstrates a possible incremental value. The comparison between the optimal pit and final pit is shown in Figure 12.
Once the skin is completed an optimised mine plan is generated with Blasor within this final pit. This mine plan is the baseline for the final operative mine planning. For this purpose the Escondida in house software “Serrucho” is employed which facilitates the generation of a mine extraction plan whilst considering restrictions regarding the detailed operational aspects of each mining phase. This process verifies the requirements of ore exposure, as part of risk mitigation for the operation, and also serves to smooth the material movements as delivered by Blasor.
Finally, the inclusion of stocks and consideration of the feed blending requirements of the leach processes is undertaken in the “Plan Process” software, which is also Escondida in-house developed. This calculates the mine equipment requirements as well as delivering reporting information. Figure 13 presents the overall process flow diagram for the reserves estimation process.
BHP Billiton Results for the year ended 30 June 2015 – Appendix 1
21

Figure 12: Optimal Pit Vs Final Pit Comparison


A
B
C
D
Escondida Norte
Escondida

		Optimal Pit		Final Pit		Tonnage Difference
		KTon	CuT	KTon	CuT	
Waste		23,991		19,179		-25%
Ore	Measured	5,909	0.65	5,702	0.64	-4%
	Indicated	2,968	0.51	2,700	0.52	-10%
	Inferred	3,414	0.46	2,857	0.48	-19%


A
B
Escondida Norte
C
D
Measured
Indicated
Inferred
Escondida

Figure 13: Escondida Process for Ore Reserves Estimation


INPUTS
Operational results
Block model
Corporate guidelines
Technical parameters
Optimal pit
Lerchs-Grossman
Blasor
Phase sequence
Blasor
Operative design
Vulcan
Skin analysis/Pit final
Blasor
Cut off grade
Blasor LoA
Operational plan
Serrucho
Production plan
Plan process
Equipment
Mine haul/Fleet
Reserves
statement

BHP Billiton Results for the year ended 30 June 2015 – Appendix 1 22

9.1 Mineral Resources estimate for conversion to Ore Reserves

Escondida uses an optimised Whittle pit to define limits of the declared resources and reserves. The pit is defined on the basis of the Total Mineral Resources and includes Measured, Indicated and Inferred Resources. Escondida considers that on the basis of 1) the minimal volume of Inferred Resources which is employed in the estimate and 2) the timing of when these Inferred Resources are scheduled in the mine plan, that the effect of the inclusion of Inferred Resource is insignificant to either the mine plan itself or to the valuation of the operation through the mine plan. In addition, the BHP Billiton mid-price assumptions are used to define the limits for the public reporting of Ore Reserves. The Mineral Resources are reported inclusive of the Ore Reserves. Figure 14 illustrates the resource and reserve pits for both Escondida and Escondida Norte deposits.

Figure 14: Escondida and Escondida Norte Mineral Resources and Ore Reserves Pits



Escondida
3500 L
3000 L
2500 L
2000 L
1500 L
1000 L
Resource pit
Reserve pit and pushbacks
18000 E
19000 E
Escondida Norte
3500 L
3000 L
2500 L
2000 L
17000 E
19000 E
Resource pit
Reserve pit and pushbacks

10 Ore reserves statement

10.1 Classification

The geo-statistical input to the Mineral Resource classification system, based upon conditional simulation as described in Section 6.1, is fundamental to the classification of Ore Reserves. Key modifying factors (such as metal recovery, plant throughput, acid consumption), which are related to geometallurgical characterisation and therefore dependent upon geological continuity within the orebody, are estimated into the resource block model. These parameters are then sourced from the resource block model for the mine planning process. Ore Reserves classification is therefore derived from the Mineral Resources classification within the resource block model incorporating modifying factors on a block by block basis.

The levels of confidence of the modifying factors are supported by the combination of Escondida's extensive production history and the inclusion of data from additional drill holes on a year to year basis. Key modifying factors are therefore updated as part of the resource modelling/mine planning cycle.

BHP Billiton Results for the year ended 30 June 2015 – Appendix 1 23

At the initiation of sulphide leach operations, a 51 Mt stock pile was available to be fed to the Sulphide Leach process and this continues to be employed, along with approximately 45 ktpd (20% of total feed) sourced from dynamic stockpiles that are employed for blending purposes. This stockpiled material is classified as Proved Reserves and, whilst modifying factors are applied, certain modifying factors (e.g. copper recovery) are adjusted according to the mineralogy and anticipated ROM leaching conditions. Stockpiled ore is not fed to the concentrator. No conversion of Measured Resources to Probable Reserves is undertaken. Constant monitoring and reconciliation of the process outcomes by the operation confirms the estimation and mine planning assumptions used to define the LoA mine plan and subsequently the Ore Reserves estimate.

10.2 Discussion of relative accuracy/confidence

The cumulative Escondida experience demonstrates a history of successfully converting Mineral Resources to Ore Reserves. Ongoing infill drilling is expected to continue converting Inferred into Indicated and/or Measured Resources, reflecting the maturity of the geological understanding and t he modelling and estimation methodology.

The physical and financial differences between the mine plans based on final pits including or excluding the Inferred Resources is negligible. It should be noted that the mineralisation in the Inferred Resources category is interpreted in the same fashion as the other resource classes and is interpolated on the basis of available geological and analytical data. The mineralisation is considered to be mostly continuous and the classification of Inferred Resources is therefore considered to be the result of low drill density.

11 Reconciliation

11.1 Ore reserves reconciliation

A tabulation of the reconciliation factors (F1, F2 and F3) for the 2015 financial year is provided in Table 11.

Table 11: 2015 financial year reconciliation results

Reconciliation (% basis)	Concentrators			Sulphide Leach			Oxide Leach		
	Tonnes	Grade	Metal	Tonnes	Grade	Metal	Tonnes	Grade	Metal
Grade control/Reserve F1	99	103	101.3	112	97	109	102	91	92
Process feed/Grade control F2	102	103	105	–	–	–	120	–	–
Market sales/Reserve F3	N/A*	N/A*	107	N/A*	N/A*	–	N/A*	N/A*	–

* Due to the major difference in the mass and the copper grade between in situ ore and saleable product the F3 reconciliation factors were calculated only for saleable copper, in this sense N/A means not applicable.

The F1 figures show values inside of the acceptance limits except for the sulphide leach tonnage that show 12% underestimation. Due to the erratic distribution and the heterogeneity of the mineralisation above TDS (oxide, mixed and partial leach), a conservative modelling approach is implemented for these units in order to avoid any overestimation that could produce planning and/or operational issues during mining.

The oxide leach process shows an important level of overestimation of copper grade, 9 per cent, the presence of erratic and small ore bodies in the oxide zones with non-operational dimensions produce 5 per cent of copper grade reduction due to the demarcation process compared with the blast hole grade.

Analysing the F2 reconciliation figures for the concentrators, the degree of prediction of the grade control model shows a small underestimation in terms of metal, less than 5%, as a result of the combined uncertainties of the whole system. In the case of oxides there is higher discrepancy mainly due to the uncertainty involved in the reclaiming of stockpiles.

In general terms it is considered that the reserves model reconciles well for the main value driver to mine planning which is concentrator feed and acceptable for sulphide leach.

BHP Billiton Results for the year ended 30 June 2015 – Appendix 1 24

It is not possible to calculate F2 and F3 reconciliation factors for Sulphide Leach using the standard 12-month period. Run-of-mine heap leach pile is built by direct truck dump and direct tonnage/grade measurements at the sulphide leach pad cannot be generated by the operation. Furthermore, the long production cycle of heap leaching makes it impossible to identify the source of copper produced for a specific 12-month period. Escondida continues to explore alternative ways to reconcile operational performance.
12 Independent audit and review
During the 2013 financial year (May 2013) an external independent Mineral Resources and Ore Reserves audit for Escondida and Escondida Norte was completed. No significant issues or concerns were raised by the auditors.
The most recent internal audit was completed in November 2011 concluding that overall the Mine Planning and Ore Reserves (MPOR) process was rated as requiring some improvement. A number of minor weaknesses in the design and operating effectiveness of risk mitigating controls were identified. In terms of resource modelling one finding was reported that has been corrected.
The resources estimate upon which the June 2015 declaration is based is undergoing external audit during May and June 2015 and the final findings are yet to be received. The reserves estimate upon which the June 2015 declarations are based are yet to be externally audited. However, the modelling and mine planning processes that generated these estimates are identical to those that generated the June 2014 declarations, which were audited with the findings described above.
13 Risk and opportunity assessment
A detailed risk analysis was completed in 2015 for both the Mineral Resources and Ore Reserves. During the 2015 financial year, the resource and reserve risks were reviewed with a focus on identifying the main risks that can affect the current resource and reserve declaration. The results are presented in Table 12. The deviation in the resources model or overestimation and erroneous reserves estimation were identified as material risks.
14 Summary and conclusions
The activities relating to the resources estimation (drilling, sampling; geological logging and modelling; grade estimation; geometallurgical characterisation and resource classification) have been developed using standard procedures consistent with industry good practices. Well-established modelling procedures and the biannual external audit process provide a high confidence level to the resource estimates.
Better understanding of the geological features will be needed for the deeper portions of the Escondida deposit but at this time this mineralisation is scheduled far into the future.
Ore Reserves have been estimated in consideration of both internal and regulatory requirements. Economic assumptions that were applied are consistent with company protocols. An iterative and comprehensive planning process is in place whereby final pit phase designs are reviewed by the geotechnical department in order to endorse the final pushback designs. This consolidated annual mine planning process has generated an increase in total Escondida Ore Reserves which is principally driven by the conversion of previously Inferred Mineral Resource into Measured and Indicated categories, thus increasing the material available to be converted to Ore Reserves.
BHP Billiton Results for the year ended 30 June 2015 – Appendix 1
25

Table 12: Register of Mineral Resource and Reserve risks

Risk issue	Cause	Rating			Further actions	Responsibility and completion date
		Severity	RRR*	MFL**		
Deviation in the resource model (Overestimation)	Lack of geological information, grades and metallurgical information (drilling deficit)	300	90	1000	Infill drilling campaigns and metallurgical testing	Geology Manager/ ongoing
Geotechnical instability affecting the ultimate pit	Failure to comply with the geotechnical recommendations (angles – drains)	10	1	1000	Data collection and geotechnical characterisation of rock mass modelling with acceptable uncertainty	Geotechnical Superintendent/ ongoing
Uncertainty of economic factors that define the reserve estimate	Uncertainty of market conditions	External Factors			Utilisation protocols BHP Billiton prices review	Long Term Planning Superintendent/ ongoing
Failure information management	Poor information transfer protocol between areas	30	3	100	Generate the transfer process and information management	Long Term Planning Superintendent/ ongoing
Loss of the right of the mining concession area	Litigation to prevent exploitation	30	3	300	Application of existing procedures PR-FI5-041-P-5 rev 2 PR-FI5-041-P-2 rev 2	Chief of Mining Property
Loss of rights or operating permit	Environmental incident product of operation	30	0.9	300	Application procedure management and hazardous substances	Manager Environment/ ongoing
Errors in the mine planning process	Poor information transfer protocol between areas	100	10	100	Generate the transfer process and information management	Long Term Planning Superintendent
Geotechnical instability in super-deep pits (1 km)	Failure to comply with the geotechnical recommendations (angles – drains)	100	10	100	Participate in Large Open Pit workshop, focused directly on 1 km pits	Geotechnical Superintendent/ ongoing
Incorporation of inferred mineral in defining the final pit reserves	Lack of geological information, grades and metallurgical information (drilling deficit)	100	3	100	Maintain internal and external audits of the resource and reserve statement	Manager Planning and Manager Geology/biannual

RRR*: residual risk rating.

MFL**: maximum foreseeable loss.

BHP Billiton Results for the year ended 30 June 2015 – Appendix 1 26

15 References
Australasian Code for Reporting of Mineral Resources and Ore Reserves (The JORC Code 2012 Edition). Prepared by the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC), Effective 20 December 2012 and mandatory from 1 December 2013.
Hervé, M; Sillitoe, R; Wong, Ch; Fernandez, P; Crignola, F; Ipinza, M and Urzúa, F. 2012. Geologic Overview of the Escondida Porphyry Copper District, Northern Chile. Society of Economic Geology. Special Publication N°16, pp 55-78.
Minera Escondida, 2014. Informe de Sustentabilidad, 2014, Public report published by Minera Escondida Limitada, May 2015, Mpodozis, C.; Marinovic, A.; Smoje, I. y Cuitiño, L. 1993. Estudio geológico- estructural de la Cordillera de Domeyko entre la Sierra Limón Verde y Sierra Mariposas. Región de Antofagasta. Servicio Nacional de Geología y Minería. p 232.
BHP Billiton Results for the year ended 30 June 2015 – Appendix 1
27

Appendix 2

Supporting document to the BHP Billiton Results Announcement for the year ended 30 June 2015.

Executive summary

Western Australia Iron Ore

Table 1: Mineral Resources (inclusive of Ore Reserves) as at June 30 2015 in 100% terms – reported in compliance with the 2012 ASX Listing Rules

As at 30 June 2015 | As at 30 June 2014

		Measured Resources						Indicated Resources						Inferred Resources						Total Resources						Total Resources						BHP Billiton interest
Commodity Deposit	Ore type	Mt	% Fe	% P	% SiO_2	% Al_2O_3	% LOI	Mt	% Fe	% P	% SiO_2	% Al_2O_3	% LOI	Mt	% Fe	% P	% SiO_2	% Al_2O_3	% LOI	Mt	% Fe	% P	% SiO_2	% Al_2O_3	% LOI	Mt	% Fe	% P	% SiO_2	% Al_2O_3	% LOI	%
Iron Ore																																
WAIO	BKM	1,300	62.4	0.12	3.6	2.3	4.2	4,600	60.0	0.14	4.8	2.5	6.1	12,000	59.2	0.14	5.4	2.7	6.5	18,000	59.6	0.14	5.1	2.6	6.2	15,000	59.5	0.14	5.1	2.7	6.3	89
	CID	930	56.2	0.05	6.3	1.9	10.8	360	56.4	0.06	6.3	2.3	10.3	950	54.8	0.06	6.8	2.9	11.1	2,200	55.6	0.05	6.5	2.4	10.9	2,200	55.8	0.05	6.4	2.3	10.8	
	MM	420	61.9	0.07	3.1	1.8	6.0	880	60.6	0.06	3.9	2.1	6.7	5,700	59.8	0.07	4.4	2.3	7.1	7,000	60.0	0.07	4.3	2.2	7.0	6,400	59.9	0.07	4.3	2.2	7.0	
	NIM	10	59.0	0.08	10.1	1.2	3.9	120	61.6	0.06	8.0	1.1	1.7	70	60.5	0.05	9.9	1.2	1.7	200	61.1	0.06	8.8	1.2	1.8	200	61.1	0.06	8.8	1.2	1.8	

- Western Australia Iron Ore (WAIO) is located within the Pilbara region of Western Australia. The geology of the region, comprising the Hamersley and North East Pilbara provinces, has been extensively studied and is well documented from over five decades of mapping, exploratory drilling and mining. Notably, the geological information is publicly available from the Geological Survey of Western Australia (GSWA – Department of Mines and Petroleum) in the form of maps, cross-sections, drillhole based information and other publications.
- Mineral Resources are divided into the ore types: Brockman (BKM), Channel Iron Deposits (CID), Marra Mamba (MM) and Nimingarra (NIM).
- The Mineral Resources grades listed refer to in situ mass percentage on a dry weight basis. Wet tonnes are reported for WAIO deposits with moisture contents as: BKM 3%, MM 4%, CID 8% and NIM 3.5%.
- For Mineral Resources a single Fe cut-off value was applied per deposit ranging from 50-55% Fe across the WAIO resource inventory.
- BHP Billiton ownership varies between 85% and 100%. The WAIO BHP Billiton interest is calculated as a 'Pilbara Ore Reserves tonnes weighted average' across all Joint Ventures.
- The Mineral Resources increase is due to infill drilling and revised resource models for 22 Mineral Resource deposits (12 BKM; 6 CID and 4 MM contributing to 8% of the total increase) and 19 maiden Mineral Resources (13 BKM; 1 CID and 5 MM contributing to 92% of the total increase).
- Tonnes are rounded to two significant figures unless they are less than 100 million wmt, in which case they are rounded to the nearest 10 million wmt.
- The following abbreviations have been used throughout this report: centimetre (cm); kilogram (kg); kilometre (km); metre (m); millimetre (mm); micron (μm); billion tonnes (Bt); million tonnes (Mt); wet metric tonnes (wmt); thousand tonnes (kt); tonnes (t); parts per million (ppm).

BHP Billiton Results for the year ended 30 June 2015 – Appendix 2 1

Competent Person acknowledgement
This Competent Persons Report, which provides supporting documentation for the Mineral Resources for WAIO as at 30 June 2015, was prepared under the direction of the Competent Persons listed below (Table 2).
These Competent Persons verify that:
They have full knowledge of information contained in this report relating to the estimation of the Mineral Resources estimates of the said deposits; The Mineral Resources are estimated in accordance with the relevant assessment criteria contained in Table 1 of the JORC Code; They are members of the AusIMM and have the relevant experience and competency required by the JORC
Code; and
Material issues are transparently disclosed on an ‘if not, why not’ basis.
Table 2: WAIO Mineral Resource Competent Persons
Name
Professional Membership
Title
Michael Lowry
Member of the Australasian Institute of Mining and Metallurgy
Superintendent Resource Geology
Paul Whitehouse
Member of the Australasian Institute of Mining and Metallurgy
Principal Geologist
Shane Whittaker
Member of the Australasian Institute of Mining and Metallurgy
Senior Resource Geologist
Richard Stimson
Member of the Australasian Institute of Mining and Metallurgy
Senior Resource Geologist
Michael Smith
Member of the Australasian Institute of Mining and Metallurgy
Manager Exploration
BHP Billiton Results for the year ended 30 June 2015 – Appendix 2
2

1 Introduction
This report covers Mineral Resources for BHP Billiton’s WAIO asset and is issued in support of the BHP Billiton Operational Review for the 2015 financial year.
BHP was the first company to start iron ore mining in Western Australia in the Kimberley area in 1956 at Yampi Sound’s Cockatoo Island – the adjacent Koolan Island mine followed in 1965. These mines primarily supplied BHP’s domestic steelworks at Newcastle and Port Kembla, although some product was exported. In 1966 BHP developed the Pilbara’s first wholly export mine at Mt Goldsworthy by Goldsworthy Mining Limited (GML) and the Koolyanobbing (by Dampier Mining Company Ltd – DMC) mine in the Yilgarn. The latter mainly provided ore for BHP’s steelworks in Kwinana near Perth with a minor portion exported to the Chinese market.
Major export operations commenced in 1969 with the creation of the Mt Newman Mining Joint Venture (MNM), and subsequent production from the Mt Whaleback deposit. In 1986 BHP acquired majority ownership of MNM, which along with the 100% BHP owned but undeveloped Yandi property (eventually developed in 1991) began a growth phase. Acquisition of Goldsworthy Mining Limited (GML) and Jimblebar (formerly McCamey’s Monster) followed in 1990 and 1992 respectively. In July 2013, the completion of the ITOCHU Corporation (ITOCHU) and Mitsui & Co., Ltd. (Mitsui) transaction reduced our ownership in the Jimblebar Joint Venture to 85%.
The total Mineral Resource increase is predominantly within the Inferred resource category, being driven by the conversion of 19 deposits from Exploration Targets to maiden Mineral Resources. A further 22 deposits were re-estimated due to infill drilling that added 400 million wmt of Indicated Mineral Resources. Figures 2 and 3 show the location of the deposits that have changed from the 2014 financial year to the 2015 financial year coloured by the main ore type for that deposit. As illustrated, the 41 deposits are situated within close proximity to existing mining operations thus providing options for sustaining tonnes of current and future production. Figure 8 provides waterfall charts detailing the amount of change per deposit and by Mineral Resource classification.
2 Tenure
The majority of deposits reported are located over five main lease areas held by WAIO (and its Joint Venture partners, as appropriate) as shown in Figure 1. The leases, listed in Table 3, are governed by State Agreement Acts.
These State Agreement Acts are:
Iron Ore (Mount Newman) Agreement Act 1964 (WA)
Iron Ore (Mount Goldsworthy) Agreement Act 1964 (WA)
Iron Ore (Goldsworthy-Nimingarra) Agreement Act 1972 (WA)
Iron Ore (McCamey’s Monster) Agreement Authorisation Act 1972 (WA)
Iron Ore (Marillana Creek) Agreement Act 1991 (WA)
Table 3: WAIO main lease areas
Lease number Joint venture or tenement name
ML 244 SA Mt Newman JV M 266 SA Jimblebar M 270 SA Yandi JV
ML 281 SA Mt Goldsworthy (Area C) JV ML 235 SA, ML 249 SA, ML 263 SA, ML 251 SA Mt Goldsworthy (Northern Areas) JV
There is a well-defined process for operating within the tenements that comprise each of the State Agreement Acts. This process includes various State Agreement approvals required before mining, processing and transport of iron ore products can commence.
BHP Billiton Results for the year ended 30 June 2015 – Appendix 2
3

Proposals approved under State Agreements are a binding commitment between the State and the relevant Joint Venture and provide long-term security to the tenure and thereby the rights to mine. The approvals will remain current whilst operations are actively conducted and the State Agreements, which are ratified by the relevant Act, provide security to the renewal of tenure for the life of the operations.
Tenure is managed by the Land Tenure Team. The systems in place include a database of all tenure which includes details of the location, ownership, size, grant and expiry dates and records of the rent paid. In October 2013, the 1SAP Tenement Contract Management (TCM) Module was implemented and, since then, all WAIO tenements are captured in TCM with all payments governed through this system.
Deposits that are covered by Exploration Licences are applied for under the processes set out in the Mining Act 1978 (WA). Once an exploration licence is granted it entitles the holder to explore for minerals over the tenement area. Retention of these licences is subject to annual rental and reporting obligations, meeting annual expenditure commitments or being granted exemptions.
In 2010, amendments were made to the five State Agreements managed by BHP Billiton Iron Ore Pty Ltd to, amongst other matters, permit applications to be made to include the area of exploration and mining tenements granted under the Mining Act 1978 (WA) into mining and mineral leases granted under the State Agreements up to 777 km2. The State Agreement amendments also allow separate applications to be made to increase the total area of these State Agreement mining and mineral leases up to a limit not exceeding 1,000 km2.
In May 2014, Application 2 was approved by the Minister for State Development for the inclusion of areas into Mining Lease 263SA pursuant to clause 9A(1) of the Iron Ore (Goldsworthy-Nimingarra) Agreement Act 1972. The inclusion of these areas resulted in a new section of Mining Lease 263SA being granted and conditional surrenders for the tenements in Application 2 were required.
The tenements within Application 2 are Ophthalmia Mining Leases 47/692 to 47/702 In June 2014 a partial conversion of Rocklea Exploration Licence 47/16 occurred, which resulted in the grant of Mining Leases 47/683 to 47/691.
In the 2015 financial year, BHP Billiton has lodged Application 3 with the Minister for State Development for the inclusion of areas into Mineral Lease 251SA pursuant to clause 9A(1) of the Iron Ore (Goldsworthy-Nimingarra) Agreement Act 1972. The Application requires a Native Title Agreement to be completed in order for the tenure conversion to proceed. BHP Billiton will continue to lodge further Applications to convert Mining Act 1978 (WA) tenure into State Agreement tenure.
Also in the 2015 financial year, Exploration Licence 52/2238 was transferred from Brockman Exploration Pty Ltd to BHP Iron Ore Jimblebar Pty Ltd. This Exploration Licence is currently in the process of being converted as part of the conversion program.
4

Figure 1: WAIO Pilbara Tenure Overview
BHP Billiton Results for the year ended 30 June 2015 – Appendix 2
5

Legend
BKM Project boundaries
CID Deposit boundaries
MM Highways
Mineral Resources deposits changed
FY14 – FY15
Figure 2: Location of deposits illustrating Mineral Resource changes for the Eastern Pilbara area, coloured by main ore type
BHP Billiton Results for the year ended 30 June 2015 – Appendix 2
6

Legend
BKM Project boundaries
CID Deposit boundaries
MM Highways
Mineral Resources deposits changed
FY14 – FY15
Figure 3: Location of deposits illustrating Mineral Resource changes for the Central Pilbara area, coloured by main ore type
BHP Billiton Results for the year ended 30 June 2015 – Appendix 2
7

3 Deposit geology
The Hamersley Province, Figure 4 (after Harmsworth et al 1990), covers an area of 80,000 km2 and contains late Archaean – Lower Proterozoic age (2,800-2,300 Ma) sediments of the Mount Bruce Supergroup.
The Hamersley Group forms the central part of the Mt Bruce Supergroup and is conformable with both the underlying Fortescue Group and overlying Turee Creek Group. It is a 2.5 km thick sequence of dominantly deep water chemical sediments, with subordinate turbiditic sediments and various intrusive and extrusive rocks. Sediments include (in approximate order of decreasing abundance) banded iron-formation (BIF), shale, dolomite derived from peri-platformal ooze, chert, pyroclastic shale and tuff, turbiditic carbonate and turbiditic volcanic, Figure 5 (after Harmsworth et al 1990).
The Hamersley Province overall can be considered as two structurally distinct regions:
i. a northern / northwest region of mild deformation typified by shallow, open folds with a west to north-west trend;
ii. a southern region displaying more intense deformation where the major iron deposits occur. This latter area can be further subdivided into a south-western area dominated by en echelon type open folds, and a south-eastern area dominated by tight E-W trending folds of shorter wavelength.
Within the banded iron-formations of the Hamersley Group there are two iron bearing stratigraphic sequences where the major bedded ores are formed:
Brockman Iron Formation (BKM)
Marra Mamba Iron Formation (MM)
On the northern margin of the Archaean Pilbara Craton, in the North-East Pilbara (Figure 4) the Nimingarra Iron Formation (NIM) hosts the Yarrie-Nimingarra iron ore deposits.
Another important iron bearing sequence is the Marillana Formation which is a detrital derived Channel Iron Deposit (CID) of late Eocene – Early Miocene age.
Detrital Iron deposits (DID) are colluvial-alluvial fans adjacent to some bedded iron deposits with their chemistry aligned to their source rocks. A schematic structural relationship of the various ore types in the SE Pilbara is represented as Figure 6.
BHP Billiton Results for the year ended 30 June 2015 – Appendix 2
8

bhpbilliton
PORT HEDLAND
AUSTRALIA
WESTERN AUSTRALIA
PERTH
LOCATION MAP
Hamersly Province - Pilbara Geological Sketch Map
(Modified after Harmsworth et al 1990)
1110-G-204.dgn
GEOLOGY
Mid Proterozoic
Turee Creek Group
Hamersly Group - Shallow Water
Hamersly Group - Deep Water
Fortescue Group
MOUNT BRUCE SUPERGROUP
Archaean granite and greenstone
File Path h:\\Resource Planning\CAD\Exploration\general\ 110-G-0204.dgn Date 19-Mar-2008
Exploration 1110-G-0204
Figure 4: Hamersley Province – Pilbara geological sketch map
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LEGEND for enlarged columns
Shale
Interbedded chert & shale
Banded iron - formation
Chert / cherty BIF
HAMERSLEY AREA
STRATIGRAPHIC COLUMN
Showing standard gamma log reference profiles
(After Harmsworth et al 1990)
Figure 5: WAIO Hamersley Province stratigraphic column
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SE
NW
bhpbilliton
Mt Whaleback
Area C
Yandicoogina
BEDROCK DEPOSITS
BEDROCK DEPOSITS
DETRITAL DEPOSITS
BHP Billiton Iron Ore
Schematic relationship of various Ore Types - South East Pilbara

Figure 6: Schematic structural sections of ore types of the South East Pilbara

4 Data acquisition

A consistent method of data acquisition is used by WAIO for exploration and development drilling campaigns.

The data acquired includes:

- Drillhole collar coordinates, surveyed before and after drilling.
- Drillholes are geophysically logged for gamma, gamma-gamma density, calliper and magnetic susceptibility using industry standard tools and calibration methods.
- Magnetic susceptibility tool is used for measuring downhole deviation data as well as intermittent use of gyroscopes, chiefly for holes greater than 250 m length.
- Chip sampling protocols for Reverse Circulation (RC) drill holes follow benchmark industry practices, with QA/QC targets established and monitored.
- Standard geological logging and automated data capture procedures are followed for the different mineralisation types and different drilling methods.
- Geotechnical logging is typically undertaken in accordance with the BHP Billiton WAIO Geotechnical logging manual or under a separate consultants system which records similar features.
- Blanks, duplicates and standards are routinely included in sample batches for monitoring of contamination, precision and accuracy.
- Hyperspectral information is collected using the HyLogger™ system in samples after crusher and pulps.
- Hydrogeological logging, bore construction and aquifer testing are completed in line with Australian Standards.

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4.1 Drilling
Spacing of the drillholes is project dependent, but as a guide, the nominal grids have their greatest spacing occurring along the main strike of the mineralisation and closer spacing occurring perpendicular to the main strike of mineralisation. Drilling grids, where present, vary from 1,200 m - 50 m along strike and 200 m - 50 m across strike.
A range of historical and current drilling methods are used in geological modelling and/or resource estimation:
Conventional Open-hole Percussion drilling (historical): Utilises a 140 mm conventional downhole hammer drill bit to produce chip samples of the rock mass. Compressed air forces the drill spoil up the outside of the drill rods where it is collected in a rig mounted cyclone and then drops down through a drop box into a five tier riffle splitter to produce a final sample split and reject sample.
Open-hole Percussion drilling with a Cross Over Sub (historical): Identical to Conventional Open-Hole
Percussion drilling except that compressed air forces drill spoil from the drill bit through a cross over sub and into dual tubed drill rods (outer and inner) and then back to the surface where it is collected in a rig mounted cyclone.
Reverse Circulation (RC) drilling (current and historical): Utilises a 140 mm RC hammer face sampling bit to produce chip samples of the rock mass. Dual tube drill rods (outer and inner) are used to carry air to the hammer and drill spoil to the surface. The volume of air forces the drill spoil up the inner tubes where it is collected in a rig mounted cyclone and then drops down through a drop box into either a static cone splitter or a five tier riffle splitter (historical) to produce a final sample split and reject sample.
Diamond drillholes (current and historical): Utilises a diamond impregnated drill bit to advance an attached hollow drill rod string into hard bedrock, producing a cylindrical core sample representing the formation being drilled. BHP Billiton Iron Ore uses various diameter diamond drillholes depending on the intended use of the drillhole samples (e.g. geological drillhole, geotechnical drillhole, hydrological drillhole, geo-metallurgical drillhole). Typically though the drillhole diameters are either 63.5 mm (HQ3) or 85 mm (PQ3).
In the 2015 financial year, exploration activity was completed over multiple project areas and deposits. Drilling is forecast to total 499,290 m comprising:
464,290 m RC (reverse circulation drilling utilising 140 mm Face Hammer)
24,110 m DD (diamond drilling typically 63.5 mm HQ triple core)
10,890 m Hydrology* drilling.
* Hydrology drilling incorporates a range of methods and diameters including conventional air rotary, dual rotary and flooded reverse.
The focus of drilling campaigns has shifted over recent years from identifying and defining growth options to sustaining mining operations in line with the overall Iron Ore business plan. Table 4 details the historical drilling carried out in the Pilbara since the 1950’s by main drill types. It is interesting to note that 70% of all drilling has occurred since the year 2000.
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Table 4: Historical Drill Metres by Decade or Calendar Year Period

Period Drilled	Air Core	Conventional Hammer (Percussion)	Diamond	Percussion	Reverse Circulation	RC Hammer Face Sampling Bit	Other Drill Type	Total Per Period
1950's	-	-	132	-	-	-	86,034	86,166
1960's	-	-	1,518	5,963	1,898	-	75,878	85,257
1970's	15	107	37,298	51,560	2,354	205	386,606	478,144
1980's	3,612	6,722	15,257	54,973	10,599	-	490,447	581,611
1990's	17,407	8,409	68,449	12,243	70,743	106,936	771,693	1,055,881
2000's	1,419	46,658	246,592	1,809	237,627	2,054,465	24,730	2,613,300
2010	-	15,837	41,618	-	-	409,613	5,719	472,787
2011	-	6,435	75,680	-	1,194	504,010	2,398	589,717
2012	-	28,103	85,655	-	-	556,360	5,474	675,592
2013	-	31,914	44,301	-	-	459,476	10,875	546,567
2014	-	18,312	45,600	-	-	485,062	10,740	559,715
Total	**22,453**	**162,497**	**662,102**	**126,548**	**324,416**	**4,576,127**	**1,870,593**	**7,744,737**

Note: Other Drill Types comprised of Blade; Conventional Blade; Conventional Hammer - Crossover Sub; Conventional Rock Roller; Dual Rotary; Drag Bit; Reverse Flush / Flooded Reverse; Flushing; Hydro; RC Blade - Crossover Sub; Rotary Mud; Sonic; Vacuum and Unknown Drill Type.
The totals have changed from the 2014 financial year due to further hydro drilling information being added to the database and ongoing data validation practices.

4.2 Survey

Survey practices have improved over time, ground truthing and re-survey of historic data is completed where issues are identified and it is practical to do so.

All surveys are referenced to Geocentric Datum of Australia 1994 (GDA94) and the Australian Height Datum (AHD).

Current practices are based on i ndustry standards and best practice. The typical methodologies utilised and minimum accuracy requirements are;

For collar surveys:

- Multi Frequency Real Time Kinematic Global Positioning System (RTK GPS).
- Positional uncertainty: Horizontal 0.3 m; Vertical 0.1 m.
- For QA/QC 5% of each drill program is re-surveyed.
- Historical drillhole collars were surveyed using traditional terrestrial based techniques including trigonometric heightening and gridding by theodolite. Current RTK GPS practices were adopted circa 2000.

For mapping and relief modelling:

- Aerial Survey.
- Positional uncertainty: Horizontal 2.5 m; Vertical 1.0 m.

For downhole surveys:

- A Magnetic susceptibility tool is used for measuring downhole deviation data as well as intermittent use of gyroscopes, chiefly for holes greater than 250 m length and holes drilled for slope stability and other Geotechnical studies.
- Any holes with deviations greater than 3 degrees over 5 metres are investigated.
- For QA/QC purposes 5% of each drill program is re-surveyed.

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4.3 Sampling and Analytical Procedures
The standard sample interval employed for the vast majority of drill holes is 3 m in the Bedded Iron Formations, and 2 m in Channel Iron Deposits. There is no specific trigger driving the choice of diamond drilling over RC drilling. In fact there are many varying reasons, these may include but are not limited to; QA/QC of RC techniques, geotechnical requirements, increased sample confidence below water table and detailed structural logging requirements in geologically complex deposits.
For diamond drillholes the entire interval of core is sent for Hylogging (HyLoggerTM: Automated visible to infrared drill core scanning system that provides semi-quantitative colour and mineralogy estimates), Geometallurgy processing (typically studies on lump / fines relationships) and sample preparation.
For Open-hole Percussion and RC drillholes, approximately 6 kg sample of drill cuttings is collected using either a static cone splitter or a five tier riffle splitter.
Historical assaying processes were employed by Mt Newman Mining Ltd and Goldsworthy Mining Ltd in the 1960’s and 1970’s where samples were processed in company-owned laboratories. Mt Newman Mining Ltd regularly assayed samples for Fe, P, SiO2, Al2O3 by X-Ray Fluorescence (XRF) and sporadically for other elements such Mn, CaO, K2O, MgO, S and TiO2. Very early scout drill campaigns in the 1960’s at Area C Goldsworthy Mining Ltd assayed Fe using a wet chemical titration method for analysis which only determined soluble Fe. Later drill programs were assayed for Fe, P, SiO2, Al2O3 by X-Ray Fluorescence (XRF).
Post 1980, BHP Billiton Iron Ore has employed third party owned laboratories to process and as say drillhole samples. Samples are first oven dried and then are subsequently crushed to minus 2.8 mm (90% passing) and from each, a 2.5 kg split is robotically pulverised to minus 160µm (95% passing). After this process, 200 g of pulp is collected and later used for chemical analysis by X-Ray Fluorescence (XRF) for Fe, P, SiO2, Al2O3, MnO, CaO, K2O, MgO, S and TiO2 and Robotic Thermo-Gravimetric Analysis (ROBTGA) for LOI.
Resource estimation projects containing data prior to the early 2000’s (i.e. drilling that lacks supporting QA/QC data) a systematic statistical evaluation of the data is performed, the aim being to identify any potential bias being introduced by sampling or analytical practices. This analysis consists of a comparison between data that is deemed reliable, preferably post 2000 diamond drilling samples but depending on the maturity of the deposit post 2000 RC samples could also be used as a reference data set, to the data that is under analysis. Where practicable this is completed on twin paired sample data however once the data sets are broken down to estimation domain levels the amount of data available is usually insufficient to make meaningful comparisons.
Where there is insufficient direct twin data, datasets are compared on a comparable region of the deposit that comprises the mixed datasets under investigation. Quantile-Quantile (Q Q) plots are then produced on a domain by domain basis and if a substantial bias is identified a multi-linear regression based on the Q-Q plot is applied to the composite dataset prior to variography and resource estimation. If any adjustment is carried out, the confidence attributed to the adjustment is considered as one of the factors influencing the final classification of that domain by the Competent Person. Adjustments performed within some deposits include correcting for elevated iron combined with reduced silica and alumina in RC drilling below the water table. Additionally, percussion drilling from the 1970’s and 1980’s tends to have a large spread of precision and accuracy errors that cannot be corrected.
Since the 2013 financial year, RC drilling has been undertaken with the injection of water at the bit so as to minimise dust exposure. This practice produces wet samples of slurry consistency.
During the 2015 financial year drilling campaign, approximately 92% of the samples collected were from reverse circulation face hammer (RC) (140mm diameter) and 8% from diamond drilling HQ triple tube core (DDH) (63.5mm diameter). A total of 171,347 samples were analysed, with 13,857 samples collected by diamond drilling and 157,523 samples by RC drilling.
During the 2015 financial year, WAIO used external laboratories for chemical analysis. UltraTrace (Bureau Veritas) was the main laboratory, processing 99% of WAIO samples, SGS laboratory was also used for processing project samples, chiefly from Bulk Sampling programs. Both are ISO 17025 certified laboratories and work under the same procedures.
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Sample preparation protocols (drying temperatures and times, crushing and pulverising sizing requirements, etc) at laboratories meet standards defined in contracts in line with ISO standards, with QA/QC targets established. Duplicates, blanks and s tandards are routinely included in sample batches for monitoring of precision, contamination and accuracy.

Diagrammatic flow chart of the sample preparation process is shown Figure 7.



A sample is collected at 3 meters intervals
Field Duplicates
6kg Sample
Laboratory
Drying (105°C)
Crusher (2.8 mm)
Coarse Blank
Sizing Test 90% < 2.8 mm
Splitting
HyLogger
Fill Chips Trail for Hyperspectral
2.5 kg
2 kg
Crusher Duplicates (Lab)
Pulverizer (160 µm)
Sizing Test 95% <160um
Splitting
HyLogger
Fill Pulp Trail for Hyperspectral
2.3 kg
Reject
200 gr
CRMs
1 gr
0.66 gr
Lab Repeats
TGA
XRF
LOI Data
Fe, SiO2, Al2O3 and P Data

Figure 7: Sampling and analytical flow diagram

4.4 Quality of assay data and laboratory tests

Since the 2000 calendar year, WAIO have employed a formalised QA/QC program that includes routine controls for approximately 10% of the samples sent for chemical analysis. The WAIO QA/QC controls include certified reference materials (CRM), duplicate samples for RC drillholes, and blanks. They have specific objectives in the process controlling mechanical preparation of sampling and analyses. CRM's were prepared by Ore Research & Exploration Lab (ORE, an independent company specialising in CRM preparation) in 2010. Additionally by contract, WAIO have set third party laboratory QA/QC controls that include sizing checks, crusher duplicates, pulp repeats, blanks and standards.

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Acceptance limits have been defined according to BHP Billiton guidelines and global sampling benchmarks.
QA/QC controls include routine and ‘without prior notice’ visits to the laboratories, with the aim of ensuring that the laboratories are working according to our procedure and to supervise sample integrity. If issues are detected, they are raised with the laboratory managers and an action plan is developed to improve the process.
In the 2015 financial year, the Exploration drilling fleet was equipped with scales to monitor sample collection masses in the field. Further to this, procedural changes were implemented such that field duplicates are collected systematically, with blanks inserted after each field duplicate. These procedural changes were supplemented by a revised QAQC field checklist for use by drill crews and geologists. The increased vigilance around sample collection following the introduction of these tools has demonstrated significant improvement in the 2015 financial year in field duplicates precision results.
4.5 Verification of sampling and assaying
WAIO drillhole data is managed internally using processes and systems including:
Computerised field logging system that incorporates controlled input through drop down lists and inbuilt validation checks to trap erroneous data at the earliest possible stage;
Comprehensive SQL Server relational database that is structured such that quality data and relevant meta-data are integrated with the primary geological, geochemical and geophysical data; and
Strict validation rules including confirmation of acceptable QA/QC results for each batch of samples assayed. Data is only loaded to the master database after all data for the hole has been validated and signed off by the field geologist.
The WAIO database has a security model which requires user access to have supervisor approval. The system is backed up per standard backup procedures nightly. A disaster recovery test was successfully completed in May 2010 which recovered the database from a server image and backup.
Primary data sources for all drillhole data are stored on the database server in a secure archive directory. As part of standard work procedures, 5% of the assay data stored in the drillhole database are physically checked by geologists against hardcopy laboratory certificates. The details of these checks and approvals are stored in the database. Additionally QA/QC protocols require 5% of all drillhole collars to be resurveyed.
Data exported from the drillhole database for modelling contains summary statistics, and on the upload of the exported data into the modelling systems, work procedures require statistical checks to ensure the data loaded is the same as exported.
4.6 Physical parameters
In general, in situ bulk density is measured using gamma-gamma single density tool. A single detector density tool with a cobalt source is used. The density tool is calibrated every fortnight at designated calibration sites against known physical densities. The tool measures electron density and it is then converted to bulk density using the calibration points. The following QA/QC measures are taken to monitor data quality and ensure the credibility of the density data for geological modelling and resource evaluation: Calibration of log responses to known engineering units (accuracy).
Logging a repeatability borehole (demonstrate accuracy and determine precision / repeatability).
Resurveying of 5-10% of drill holes on a drill program (repeatability / reproducibility check).
Comparison of independent density measures, i.e. downhole gamma-gamma density versus density measurements made on diamond drill core samples (‘volume and weight’ method).
RC drilling techniques cause a rougher sidewall condition in the drillhole internally termed rugosity. This rugosity causes an air gap between the downhole gamma density tool and the wall rock thus resulting in reduced density values. Therefore all RC derived density information is verified on a project by project basis.
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In April 2015, dual density tools have replaced the single detector density tools. Dual density tools have two detectors spaced at 19 cm and 35 cm. A compensated density is calculated from the short and long spaced detector response to remove the effect of the borehole rugosity and cavities. The calibration procedure for the dual density tools is the same as the single density tools.
4.7 Audits and reviews
The WAIO resource drillhole process was audited by Golder Associates in July 2008. The audit covered drillhole planning; set out, pick up and downhole survey practices; drilling supervision; sample collection and submission; downhole geophysical surveys and calibration; data management processes; chain of custody; procedure documentation; data security and data validation. The audit had no fatal flaws identified and all the key recommendations have been actioned.
An internal drillhole database audit was completed by BHP Billiton’s Technology Geoscience and Engineering group in July 2014. This audit identified no material risks for the integrity of the data and the data management processes.
5 Resource estimation
The resource estimation process followed by WAIO is well established and is consistent with standard industry practice. A set of procedures governs geological interpretation, estimation and reporting of Mineral Resources including, peer reviews and independent auditing.
Documentation of the modelling work performed for each resource model used for reporting is stored electronically in a secure centralised location. These reports contain information on deposit extents, geometry, detailed geological and geostatistical modelling, data preparation and compositing and classification parameters including discussion of data spacings. Competent Persons visited the sites regularly for project planning and reviews.
5.1 Assumptions
Cut-off parameters
Typically a 54% Fe cut-off is used for resource reporting of Marra Mamba and Brockman Iron Formations, a 52% Fe cut-off is used for Channel Iron Deposits and a 50% Fe cut-off for deposits within the Nimingarra Formation, however some historical Nimingarra deposits have been stated at a 55% Fe cut-off. A single cut-off value is applied per deposit.
These cut-offs employed for the Pilbara Mineral Resources estimates are based on operating successes and standard Ore Reserve evaluation work. It is reasonable to consider that all material above the Mineral Resource cut-off grade would be eligible for sale via blending with higher grade ores or via beneficiation, either now or in the future as indicated by WAIO strategic mine planning.
Mining factors
Reported Mineral Resources assume extraction will continue with open pit bulk mining methods similar to the methods in operation currently with bench heights not decreasing below composite lengths. The current bench heights vary from mine to mine depending on deposit style, ranging from 6-12 m with some mines also mining benches with three flitches of 4 m. Mineralisation volume modelling including internal waste and internal dilution consider continuity of volumes across multiple holes such that there is prospect for bulk mining extraction. Operating data and reconciliation outcomes support that the estimated Mineral Resources can be extracted using current open-pit bulk mining methods.
Metallurgical factors
Mineral Resource reporting is based on head grades with the assumption that lump and fines split products can be blended and marketed.
Environmental factors
Potentially Acid Forming (PAF) waste is coded in resource models based on three criteria: 1. Total sulphur content >0.2%, and
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2. Not weathered, i.e. below the base of complete oxidisation, and
3. The waste is from a stratigraphy that has been identified as a potential PAF risk.
Identification of stratigraphies as presenting a potential PAF risk is based on previous test work. The PAF coding is carried through to the reserve model. At an operational level, blast hole samples are tested for total sulphur content to confirm whether the waste will be managed as PAF material. WAIO is conducting ongoing test programs to further assess the potential PAF risks of stratigraphies and also assessing test methods (e.g. Acid Neutralising Capacity) that could be used to improve our confidence in identifying PAF waste.
Environment impacts from potential acid mine drainage are considered in waste management strategies during mine planning and at times lead to modification of the extracted resource; traditionally this impact is small and is not considered as a constraint on the reported Mineral Resources.
5.2 Estimation and modelling techniques
Geological interpretation and data analysis
The standard geological resource modelling method used by WAIO involves cross sectional interpretation followed by wire-frame modelling to produce a three dimensional interpretation of the geology and mineralised zones of the deposit. Increasingly, WAIO is adopting processes and systems for implicit modelling of geology, relying less on sectional interpretation to focus more directly on the three-dimensional consistency of the resulting geology model. The interpretation relies on downhole wireline logs of natural gamma supported by drill hole logging, geochemistry, HyLogger based mineralogy, downhole televiewer data and surface mapping. Interpretations undergo an internal peer review process to ensure accuracy and consistency. The work performed is documented in a Drilling and Geological Modelling Report for each model.
Data preparation for resource modelling involves flagging the original sample intervals to the geological interpretation, then compositing the data to a uniform composite length (breaking at the geology contacts) for statistical and geostatistical analysis, these are typically 3 m for the Bedded Iron Deposits (BID) and 2 m for CID type deposits. The outputs from the geostatistical analysis are used to verify and determine the appropriateness of the estimation domains.
Mineralisation domains are based on ‘natural’ cut-offs identifying stationary in-situ mineralisation volumes. They incorporate un-mineralised samples and/or low grade mineralised samples depending on the globally assessed mineralisation cut-offs and the degree of local continuity found during interpretation. Depending on grade continuity, dilution of mineralised domains ranges from a few to about 10% of samples within a domain. Any outlier deleterious values can be locally constrained during estimation; however top cutting is not currently part of WAIO estimation practices.
Block modelling
Using commercially available Vulcan software, block models are constructed using the wire-framed interpretation with the grade interpolation achieved by ordinary kriging, constraining sample selection within mineralised domains, stratigraphy and weathering horizons as defined during Exploratory Data Analysis. Block models use estimation parent cells with dimensions approximately half drillhole spacing in Easting/Northing. The block sizes vary depending on the density of the drilling or maturity in the understanding of an orebody’s continuity e.g. a wider spaced Inferred Resource may justify parent block cell sizes of 300 m x 150 m x 15 m whereas a closer spaced Measured Resource may adopt a 25 m x 25 m x 3 m cell size. Sub-cells are used to ensure robust representation of geological boundaries and domain volumes.
Resource models used by WAIO to generate Mineral Resource estimates stated in this report are comprised of models generated for the purpose of global resource reporting and medium to long-term mine planning studies. In some cases where the evaluation is at an early stage and drill information is broadly spaced, cross sectional area of influence type estimates have been generated for global resource reporting purposes, these represent 1,800 million wmt or 7% of WAIO’s total Mineral Resources. All Mineral Resources estimated by cross sectional area of influence are classified as Inferred.
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Typically, Ordinary Kriging (OK) is used for grade estimation into parent cells for Fe, P, SiO2, Al2O3 and LOI, and Inverse Distance Weighting (IDW) or OK for the remaining trace chemical constituents – CaO, Mn, S, MgO, K2O and TiO2. Twenty-eight deposits have been interpolated using IDW only, these represent 5,000 million wmt or 19% of WAIO’s total Mineral Resource. This is a significant increase from the 2014 financial year reporting as fifteen maiden resources have been added utilising the IDW methodology, this is seen as a reasonable approach for these immature early stage deposits with wider spaced sample data. The majority of Mineral Resources estimated by IDW are classified as Inferred.
For OK, search neighbourhood optimisation is performed to balance the risk of local conditional bias and smoothing of the estimate.
Reconciliation confirms that overall, selectivity represented in the resource models mimics mining practice. In-situ (wet) bulk density is assigned in the models based on domain averages of filtered density data from geophysical wirelines (gamma-gamma single density tool) or from core measurements. Some models do employ a local estimate based on wireline data; however often data quality is regarded as insufficient for local estimation into cells.
Validation of the estimates include:
A visual comparison of the drillhole grades and the block estimates in cross section.
A comparison of length weighted domain averages from the composited drillhole database versus the volume weighted domain averages from the block estimate.
A comparison of east-west, north-south and depth ‘swath’ panels on a domain basis throughout the deposit comparing composite versus block estimate grade averages, scatter plots and Q-Q plots.
A review of the estimation performance parameters including number of samples utilised, number of drillholes utilised, average distance to samples, theoretical slopes of regression and kriging efficiency.
A Discrete Gaussian Global Change of Support analysis.
6 Mineral Resources statement
6.1 Resource classification
The classification of Mineral Resource is completed by BHP Billiton Competent Persons in accordance with the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC, 2012). Factors influencing resource classification include data density, data quality, geological continuity and/or complexity, estimation quality, weathering zones, proximity to the water table.
The possibility of eventual economic extraction is considered as a decision point for whether it is a Mineral Resource or not.
6.2 Discussion of relative accuracy / confidence
The relative accuracy and therefore confidence of the resource estimates are deemed appropriate for their intended purpose of global resource reporting and medium to long-term mine planning studies. The underlying influencing factors effecting the accuracy and confidence as stated in section 6.1 above are taken into consideration during classification of the model and are therefore addressed by the Competent Person in the attributed resource classification.
Reconciliation carried out on a quarterly and annual basis supports the confidence WAIO has in the estimations and related resource classifications.
In the 2013 financial year, the reporting precision for tonnes was changed to two significant figures aligned with JORC guidance, unless they are less than 100 Mt in which case they are rounded to the nearest 10 Mt, to communicate the relative accuracy of our estimates.
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6.3 Mineral Resources declared
Table 1 contains the statement of Mineral Resources for WAIO as at 30 June 2015. Mineral Resources are reported in compliance with the JORC Code (2012).
Figure 8 shows the Mineral Resources changes by the significant contributing deposits, incorporating rounding. As illustrated East Packsaddle, Hill 65, Packsaddle West, Fork North, Sweet View, Governor Range and Upper Marillana are major contributors to the total changes with 3 billion wmt collectively. The total Mineral Resource increase is predominately within the Inferred Resources category.
Measured Resource classification has seen a slight decrease after consideration of mining depletion with increases occurring at or in the near vicinity of our producing mines. An overall increase of Indicated Resource classification is dominated by 0.3 billion wmt at Orebody 31, which will form part of the Newman blend product within the current five year plan, and a corresponding decrease of 0.4 billion wmt of Inferred Resources at Orebody 31.
As illustrated in Table 1 even with the significant increase in tonnage the overall chemistry has seen little to no change.
Total Mineral Resource Changes FY14 - FY15
Measured Mineral Resource Changes FY14 - FY15
Indicated Mineral Resource Changes FY14 - FY15
Inferred Mineral Resource Changes FY14 - FY15
Figure 8: Waterfall charts for major Mineral Resources changes
7 Independent review
Selected operations and deposits are targeted for external audit as part of the Strategy, Development and Planning (SD&P) Departments business plan based mainly on the significance of changes and the time from last audit. The last Mineral Resources audit was completed in the 2014 financial year by AMC consultants for the Jimblebar deposits Wheelarra 1-2, 3, 5-6; Hashimoto 1 and Mindoona. No fatal flaws were identified and all actions from this audit were completed in the 2014 financial year.
An internal drillhole database audit was completed in the 2015 financial year as detailed in section 4.7.
A remaining action item from previous audits requiring close out is the re-estimation of the Capricorn resource model which is scheduled to be completed in the resource modelling five year plan.
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The resource models contributing to the 2015 financial year Mineral Resource increase have not been externally audited. The reasoning behind this decision is that the resource estimation process in WAIO is considered robust due to the following reasons:
The estimation process is well established and is consistent with standard industry practice using a rigorous set of procedures. Updated procedures and improvements have been implemented but no material changes having been undertaken to the process over the last eight years.
The processes undertaken are transparent and well documented.
Internal WAIO based peer reviews are undertaken for each resource estimate.
The Mineral Resources comply with JORC (2012), which includes being signed off by a BHP Billiton trained and endorsed Competent Person.
Continuing well established reconciliation of active mining areas indicate that current resource estimation practices predict tonnes and grade within acceptable limits for long term planning purposes.
Previous independent external audits have not had any significant adverse findings.
These factors have led to the conclusion that there is no requirement for external independent audit verification at this stage. As the areas develop or progress in the WAIO schedule, these resource models will be audited as and when required.
8 Further work
Mineral Resources confidence is reflected in the applied resource classifications as guided by the JORC Code (2012) with factors influencing resource classification including but not limited to data density, data quality, geological continuity and/or complexity, estimation quality and weathering zones. Reconciliation data from operating mines supports our position.
Other estimation improvements being investigated include unfolding techniques, usefulness of recoverable resource estimation techniques such as uniformed conditioning and uncertainty qualification using conditional simulation on some of our planned major ore producing deposits e.g. Orebody 31.
9 References
Harmsworth R.A., Kneeshaw M., Morris R.C., Robinson C.J., and Shrivastava P.K., 1990. BIF–Derived Iron Ores of the Hamersley Province in Monograph 14, Geology of the Mineral Deposits of Australia and Papua New Guinea, pp 617-642. (AusIMM, Melbourne).
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 25, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary